EXHIBIT 10.3

ASSET SALE AGREEMENT

BY AND AMONG

NORTEL NETWORKS CORPORATION

NORTEL NETWORKS LIMITED

NORTEL NETWORKS INC.

AND

THE OTHER ENTITIES IDENTIFIED HEREIN AS SELLERS

AND

NOKIA SIEMENS NETWORKS B.V.

DATED AS OF JUNE 19, 2009

Page

ARTICLE I INTERPRETATION		2

Section 1.1.	Definitions	2

Section 1.2.	Interpretation.	25

1.2.1.	Gender and Number	25

1.2.2.	Certain Phrases and Calculation of Time	25

1.2.3.	Headings, etc.	26

1.2.4.	Currency	26

1.2.5.	Statutory References	26

ARTICLE II PURCHASE AND SALE OF ASSETS		26

Section 2.1.	Purchase and Sale.	26

2.1.1.	Assets	26

2.1.2.	Excluded Assets	27

2.1.3.	Assumed Liabilities	29

2.1.4.	Excluded Liabilities	30

2.1.5.	Assumption and/or Assignment or Rejection of 365 Contracts.	31

2.1.6.	Assignment of Non-365 Contracts.	33

2.1.7.	Cure Costs; Adequate Assurance; Efforts.	34

2.1.8.	Local Sale Agreements	35

2.1.9.	EMEA Debtors	35

2.1.10.	Non-Assignable Assets	36

Section 2.2.	Purchase Price; Adjustment.	36

2.2.1.	Purchase Price	36

2.2.2.	Estimated Purchase Price.	36

2.2.3.	Purchase Price Adjustment; Closing Statement; Dispute Resolution.	37

2.2.4.	Working Capital Escrow.	39

Section 2.3.	Closing.	39

2.3.1.	Closing Date	39

2.3.2.	Closing Actions and Deliveries	39

i

v

EXHIBITS

Exhibit A – Other Sellers

Exhibit B – Canadian Debtors; U.S. Debtors; EMEA Debtors; Non-Debtor Sellers

Exhibit C – Adjusted Net Working Capital Statement

Exhibit D – Calculation Principles

Exhibit E – CDMA Supply Agreement

Exhibit F – Flextronics Back-to-Back Agreement Term Sheet

Exhibit G – Escrow Agreement

Exhibit H – GDNT Agreement Term Sheet

Exhibit I – Intellectual Property License Agreement

Exhibit J – China Asset Sale Agreement

Exhibit K – Transferring Employee Agreement

Exhibit L – Manufacturing and Supply Regarding Dual Use Platforms Agreement

Exhibit M – Nortel Accounting Principles

Exhibit N – Specified Permitted Encumbrances

Exhibit O – Real Estate Agreements Term Sheet

Exhibit P – Trademark License Agreement

Exhibit Q – Transition Services Agreement

Exhibit R – Software License and Development Agreement for Common Material Platform Software

Exhibit S – Knowledge of the Sellers

Exhibit 2.4 – Designated Purchasers

Exhibit 5.1 – Form of U.S. Bidding Procedures Order and U.S. Sale Order

Exhibit 5.2.1 – Form of Canadian Sales Process Order Motion and Canadian Sales Process Order

Exhibit 5.2.2 – Form of Canadian Approval and Vesting Order

ASSET SALE AGREEMENT

This Asset Sale Agreement is dated as of June 19, 2009, among Nortel Networks Corporation, a corporation organized under the laws of Canada (“NNC”), Nortel Networks Limited, a corporation organized under the laws of Canada (“NNL”), Nortel Networks Inc., a corporation organized under the laws of Delaware (“NNI” and, together with NNC and NNL, the “Main Sellers”), the Affiliates (as defined below) of the Main Sellers listed in Exhibit A hereto (the “Other Sellers” and, together with the Main Sellers, the “Sellers”) and Nokia Siemens Networks B.V., a corporation organized under the laws of the Netherlands (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, the Sellers beneficially own and operate the Business (as defined below);

WHEREAS, on January 14, 2009 (the “Petition Date”), NNC, NNL and the Other Sellers listed in part 1 of Exhibit B hereto (together, the “Canadian Debtors”) filed with the Canadian Court (as defined below) an application for protection under the Companies’ Creditors Arrangement Act (the “CCAA”) (the proceedings commenced by such application, the “CCAA Cases”) and were granted certain initial creditor protection pursuant to an order issued by the Canadian Court on the same date, which also appointed Ernst & Young Inc. as “Monitor” in connection with the CCAA Cases and was extended by further order of the Canadian Court on February 10, 2009 and April 28, 2009, as the same may be amended and restated from time to time by the Canadian Court;

WHEREAS, NNI and the Other Sellers listed in part 2 of Exhibit B hereto (the “U.S. Debtors”) are debtors-in-possession under the U.S. Bankruptcy Code (as defined below) having commenced cases under Chapter 11 of the U.S. Bankruptcy Code on the Petition Date by filing voluntary petitions for relief in the U.S. Bankruptcy Court for the District of Delaware (the “Chapter 11 Cases”);

WHEREAS, the Other Sellers listed in part 3 of Exhibit B hereto (the “Non-Debtor Sellers”) are not subject to any Bankruptcy Proceedings (as defined below) as of the date hereof;

WHEREAS, the Sellers have agreed to transfer to the Purchaser and/or the Designated Purchasers (as defined below), and the Purchaser has agreed to purchase and assume, and cause the Designated Purchasers to purchase and assume, including, to the extent applicable, pursuant to Sections 363 and 365 of the U.S. Bankruptcy Code and pursuant to the Canadian Approval and Vesting Order, the Assets and the Assumed Liabilities (each as defined below) from the Sellers, upon the terms and conditions set forth hereinafter;

WHEREAS, the Parties (as defined below) acknowledge and agree that the purchase by the Purchaser (and the Designated Purchasers, if any) of the Assets (as defined below), the license of Intellectual Property under the Intellectual Property License Agreement and the Trademark License Agreement (each as defined below), and the assumption by the Purchaser and the Designated Purchasers of the Assumed Liabilities (as defined below) are being made at arms’ length and in good faith and without intent to hinder, delay or defraud creditors of the Sellers and their Affiliates;

WHEREAS, the Purchaser (and each of the Designated Purchasers, where applicable) intends to purchase only those Assets relating to the Sellers’ CDMA Business in North America and CDMA research and development in China, as well as certain LTE Assets in Canada; and

WHEREAS, in addition, as of the Closing, the Purchaser (or Affiliates of the Purchaser) and certain Sellers (or Affiliates of the Sellers) will enter into the following ancillary agreements, (i) the Transition Services Agreement, (ii) the Intellectual Property License Agreement, (iii) the Trademark License Agreement, (iv) the Escrow Agreement, (v) the Transferring Employee Agreement, (vi) the Real Estate Agreements, (vii) the Manufacturing and Supply Agreement Regarding Dual Platforms, (viii) Flextronics Back-to-Back Agreement, (ix) the CDMA Supply Agreement, (x) the China Asset Sale Agreement, (xi) the Software License and Development Agreement for Common Material Platform Software, and (xii) the GDNT Agreement (the foregoing, collectively, the “Ancillary Agreements”), and any arrangements as may be required pursuant to Section 5.16.

NOW, THEREFORE, in consideration of the respective covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby (the sufficiency of which is acknowledged), the Parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth below:

“Accounting Arbitrator” has the meaning set forth in Section 2.2.3(c).

“Accrued Vacation Amount” means the amount of compensation, including the employer’s portion of any associated payroll taxes, with respect to the accrued and unused vacation days that is accrued on the account of a Transferring Employee from his or her respective employer as of the Closing Date to be calculated in accordance with the Calculation Principles.

“Action” means any litigation, action, suit, charge, binding arbitration, Tax audit or investigation or other legal, administrative, regulatory or judicial proceeding.

“Adjusted Net Working Capital” has the meaning set forth in Section 2.2.2(c).

“Adjusted Net Working Capital Statement” means the statement of certain specified asset and liability accounts and certain accounting principles, methodologies and policies used in the determination of such accounts, consistent with the Calculation Principles, a pro forma version of which (as of March 31, 2009) is provided in Exhibit C hereto.

“Affiliate” means, as to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, or is under common Control with, or is Controlled by, such Person.

“Agreement” means this Asset Sale Agreement, the Sellers Disclosure Schedule and all Exhibits and Schedules attached hereto and thereto and all amendments hereto and thereto made in accordance with Section 10.4.

“Alternative Transaction” means the sale, transfer or other disposition, directly or indirectly, including through an asset sale, stock sale, merger, amalgamation, plan of arrangement or other similar transaction, of all or a substantial portion of the Business, or all or a substantial portion of the Assets, in each case, in a transaction or series of transactions with a Successful Bidder (as such term has been defined in Exhibit 5.1, which may include multiple bidders whose bids are combined) other than the Purchaser and/or its Affiliates.

“Ancillary Agreements” has the meaning set forth in the recitals to this Agreement.

“Annual Audited Financial Statements” has the meaning set forth in Section 4.7(a).

“Antitrust Approvals” means the HSR Approval and the Competition Act Approval.

“Antitrust Laws” means the Competition Act, the HSR Act, and any competition, merger control and antitrust Law of any other applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the transactions contemplated by this Agreement.

“Assets” has the meaning set forth in Section 2.1.1.

“Assigned Accounts Receivable” means North American trade accounts receivable that are current and not in dispute relating to the Specified CDMA Contracts, in the aggregate amount of $5,000,000, net of any allowance for doubtful accounts computed in accordance with the Nortel Accounting Principles consistent with historical practice.

“Assigned Contracts” means (i) the Assumed and Assigned Contracts, and (ii) the Designated Non-365 Contracts.

“Assigned Intellectual Property” means (i) the Assigned Patents, (ii) the Assigned Trademarks, (iii) the Intellectual Property (other than Patents and Trademarks) in the Software (including previous versions and versions in development) predominantly used in the CDMA Products and in the Software predominantly used in the LTE Access Products, respectively, in each case, as listed in Section 1.1(a) of the Sellers Disclosure Schedule, and (iv) any other Intellectual Property (other than Patents or Trademarks) owned as of the Closing Date by any of the Sellers that is predominantly used in the Business with such predominant use to be determined, if applicable, in accordance with guidelines and principles, if any, that the Sellers and the Purchaser may from time to time agree in writing prior to Closing.

“Assigned Patents” means the Patents predominantly used in the CDMA Business as of Closing and owned as of the Closing Date by any of the Sellers as set forth in Section 1.1(b) of the Sellers Disclosure Schedule.

“Assigned Trademarks” means the Trademarks predominantly used in the Business as of the Closing and owned as of the Closing Date by any of the Sellers, as set forth in Section 1.1(c) of the Sellers Disclosure Schedule.

“Assumed and Assigned Contracts” has the meaning set forth in Section 2.1.5(d).

“Assumed and Subleased Real Estate Leases” has the meaning set forth in Section 2.1.5(b).

“Assumed Liabilities” has the meaning set forth in Section 2.1.3.

“Auction” has the meaning set forth in the Bidding Procedures.

“Balance Sheet Date” has the meaning set forth in Section 4.7.

“Bankruptcy Consents” has the meaning set forth in Section 4.1(a).

“Bankruptcy Court” means the U.S. Bankruptcy Court, the Canadian Court, the English Court or any other court before which Bankruptcy Proceedings are held.

“Bankruptcy Laws” means the U.S. Bankruptcy Code, the CCAA, the Insolvency Act and the other applicable bankruptcy, insolvency, administration or similar Laws of any jurisdiction where Bankruptcy Proceedings are held.

“Bankruptcy Proceedings” means the Chapter 11 Cases, the CCAA Cases, the EMEA Cases and, in each case, any proceedings thereunder, as well as any other voluntary or involuntary bankruptcy, insolvency, administration or similar judicial proceedings concerning any of the Sellers that are held from time to time.

“Bidding Procedures” means the procedures to be employed with respect to the proposed sale of the Assets and the assumption of the Assumed Liabilities to be approved by the U.S. Bankruptcy Court and the Canadian Court pursuant to the U.S. Bidding Procedures Order and the Canadian Sales Process Order, respectively.

“Break-Up Fee” has the meaning set forth in Section 9.2(a).

“Bundled Contracts” has the meaning set forth in Section 5.16.

“Business” means, collectively, the following businesses to the extent operated by the Sellers as of the Closing, consisting of:

(i) the business segment through which the Sellers, individually, jointly or in collaboration with or pursuant to contracts with Third Parties: (a) design, develop, process components, indirectly manufacture through contract manufacturers, finally assemble, test, support, use, market, distribute and sell globally to carriers the prior versions (if currently supported), current versions and versions under development of the following products: CDMA BTS, CDMA BSC/eBSC, CDMA DO-RNC, CDMA MSC/MTX, CDMA HLR, CDMA Media Gateway, CDMA Gateway controller, CDMA Billing Manager, SS7 Signaling Gateway Software and associated OAM Software Systems as listed in Section 1.1(d) of the Sellers Disclosure Schedule (collectively, the “CDMA Products”) and (b) provide the CDMA Services (clauses (a) and (b), collectively, the “CDMA Business”); and

(ii) the business through which the Sellers, individually, jointly or in collaboration with or pursuant to contracts with Third Parties, design, develop, process components, indirectly manufacture through contract manufacturers, finally assemble, test, support, use, market, distribute and sell globally to carriers the prior versions (if currently supported), current versions and versions under development of the following LTE Access products: eNodeB (including UDM and URM) and associated Element Management Systems (EMS) (collectively, the “LTE Access Products” and the activities described in this clause (ii) are the “LTE Business”), but excluding, in each of clauses (i) and (ii) above: (A) any Excluded Asset; (B) Overhead and Shared Services (other than Transferred Overhead and Shared Services); and (C) any products and/or services provided by businesses or business segments of any Seller other than those specified in clauses (i) and (ii) above, including for the avoidance of doubt, the Excluded Products and Services.

“Business Day” means a day on which the banks are opened for business (Saturdays, Sundays, statutory and civic holidays excluded) in (i) New York, New York, United States, (ii) Toronto, Ontario, Canada, and (iii) Frankfurt, Germany.

“Business Information” means all books, records, files, research and development log books, ledgers, documentation, sales literature or similar documents in the possession or under control of the Sellers and to the extent that such information relates to the Business, including policies and procedures, Owned Equipment manuals and materials and procurement documentation; provided, that, to the extent any of the foregoing is also used in any business or business segment of any Seller other than the Business, then such portion of the Business Information as used in such business or business segment of any Seller other than the Business shall be segregated and shall not form part of Business Information, provided further that, where such segregation shall be impracticable, Business Information shall be limited to copies of the foregoing. Business Information shall not include any Employee Records.

“Business Registered IP” has the meaning set forth in Section 4.5(b).

“Calculation Principles” means the Nortel Accounting Principles, applied in a manner consistent with historical practices, to the extent applicable to the determination of the Net Inventory Value, the CIP Receivables Amount, the Contractual Liabilities Amount, the Royalty Liability Amount, the Warranty Provision Amount, the Accrued Vacation Amount, and

the Adjusted Net Working Capital as set forth in Exhibit D and in the Adjusted Net Working Capital Statement.

“Calgary Retention Plan” means the retention plan developed for certain Westwinds Facility employees substantially approved by the Canadian Court on March 6, 2009, with such further approvals as may be obtained from the Canadian Court from time to time.

“Canadian Approval and Vesting Order” has the meaning set forth in Section 5.2.2.

“Canadian Approval and Vesting Order Motion” has the meaning set forth in Section 5.2.2.

“Canadian Court” means the Ontario Superior Court of Justice.

“Canadian Debtors” has the meaning set forth in the recitals to this Agreement.

“Canadian Sales Process Order” has the meaning set forth in Section 5.2.1.

“Canadian Sales Process Order Motion” has the meaning set forth in Section 5.2.1.

“Carling Property” means the property municipally known as 3500 Carling Avenue, Nepean, Ontario.

“CCAA” has the meaning set forth in the recitals to this Agreement.

“CCAA Cases” has the meaning set forth in the recitals to this Agreement.

“CDMA Business” has the meaning set forth in the definition of Business.

“CDMA Contracts” means those Contracts of a Seller pursuant to which a Seller or Sellers provide CDMA Products and/or CDMA Services to carriers or other customers of the CDMA Business.

“CDMA Products” has the meaning set forth in the definition of Business.

“CDMA Services” mean, collectively, the following services, solely in relation to CDMA Products, that the Sellers, individually, jointly or in collaboration with or pursuant to contracts with Third Parties, market, distribute and sell globally to carriers: (i) network implementation services, consisting of the configuration, planning, installation and integration of a network migration, upgrade or green-field deployment into a new or existing network, including design and deploy services, audit and optimization services, and operations support system services; (ii) network managed services, consisting of the provision of on-site skilled resources to provide operational support, technician support, staff augmentation, on-the-job training, product specialist consulting, core network optimization, software loading service, and transport network service; and (iii) network support services, including technical support, technical account manager service, network prime engineer service, emergency recovery services, online support , technical support for special projects, repair services, managed spares service, Third Party products spares, management service, corrective content management, network discovery services, engineering helpdesk, network configuration, and software release services; but expressly excludes the Sellers’ network operations centre.

“CDMA Supply Agreement” means the agreement between the Purchaser and/or any Designated Purchasers and the relevant Sellers, to be executed as of the Closing in substantially the form attached hereto as Exhibit E.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means that the Parties shall have received a written notification issued by CFIUS that it has concluded a review of any notification voluntarily provided pursuant to the Exon-Florio Amendment of the Defense Production Act of 1950, as amended, and Section 5.5(f) hereof and determined not to conduct an investigation or, if an investigation is deemed to be required, notification that the U.S. government will not take action to prevent the transactions contemplated by this Agreement from being consummated.

“Chapter 11 Cases” has the meaning set forth in the recitals to this Agreement.

“China Asset Sale Agreement” means the agreement between the Purchaser and/or any Designated Purchasers and the relevant Affiliates of the Sellers to be executed as soon as practicable after the date hereof in substantially the form attached hereto as Exhibit J.

“China Assets” means the Assets related to the CDMA Business to be sold pursuant to the China Asset Sale Agreement.

“CIP Receivables” means, as of a given date, amounts classified in Construction-in-Process accounts in a manner consistent with the Calculation Principles.

“CIP Receivables Amount” means, as of any given date, the amount of CIP Receivables of the Business, determined in accordance with the Calculation Principles.

“Claim” has the meaning set forth in Section 101(5) of the U.S. Bankruptcy Code.

“Closing” has the meaning set forth in Section 2.3.1.

“Closing Adjusted Net Working Capital” has the meaning set forth in Section 2.2.3(a).

“Closing CIP Receivables Amount” has the meaning set forth in Section 2.2.3(a).

“Closing Contractual Liabilities Amount” has the meaning set forth in Section 2.2.3(a).

“Closing Date” has the meaning set forth in Section 2.3.1.

“Closing Employee Adjustment Amount” has the meaning set forth in Section 2.2.3(a).

“Closing Net Inventory Value” has the meaning set forth in Section 2.2.3(a).

“Closing Royalty Liability Amount” has the meaning set forth in Section 2.2.3(a).

“Closing Statement” has the meaning set forth in Section 2.2.3(a).

“Closing Warranty Provision Amount” has the meaning set forth in Section 2.2.3(a).

“COBRA” means the continuation coverage required by Section 4980B of the Code or any similar Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Labor Agreement” means any written agreement that a Seller or any of its Affiliates has entered into with any union, works council or collective bargaining agent with respect to terms and conditions of employment of the employees of such Seller or its Affiliates.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Competition Act” means the Competition Act (Canada), as amended, and includes the regulations promulgated thereunder.

“Competition Act Approval” means that: (i) the applicable waiting period has expired or been terminated pursuant to Section 123 of the Competition Act; (ii) the Commissioner or his/her authorized representative shall have provided the Purchaser with a waiver from complying with Part IX of the Competition Act pursuant to Section 113(c) of the Competition Act and the Commissioner or his/her authorized representative shall have advised the Purchaser in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement, and neither the Commissioner nor any of his/her authorized representatives shall have rescinded or amended such advice; or (iii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Complaining Party” has the meaning set forth in Section 5.30(d).

“Confidentiality Agreement” means the confidentiality agreement among the Purchaser, the Sellers listed therein and the Joint Administrators dated May 9, 2009, as amended.

“Consent” means any approval, authorization, consent, order, license, permission, permit, qualification, exemption or waiver by, or notice to (including the expiry of any related notice or waiting period), any Government Entity or other Third Party.

“Contract” means any written binding contract, agreement, subcontract, purchase order, work order, sales order, indenture, note, bond, instrument, lease, mortgage, ground lease, commitment, covenant or undertaking.

“Contractual Liabilities Amount” means, as of any given date, the amount of contractual liabilities of the Business determined in accordance with the Calculation Principles.

“Control” (together with its correlative meanings, “Controlled by” and “under common Control with”) means, in connection with a given Person, the possession, directly or indirectly, or as trustee or executor, of the power to either (i) elect more than fifty percent (50%) of the directors of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, contract, credit arrangement or otherwise.

“Covered Assets and Persons” means the Business and the assets (including the Assets), tangible or intangible property, Liabilities, ownership, activities, businesses, operations, current and former shareholders, and current and former directors, officers, employees and agents of the Business.

“Cross-Border Protocol” means the certain Cross-Border Insolvency Protocol approved by the U.S. Bankruptcy Court pursuant to Section 105(a) of the U.S. Bankruptcy Code in an order dated January 15, 2009 and by the Canadian Court pursuant to an order, dated January 14, 2009, as the same may be amended from time to time.

“Cure Cost” means (i) any amounts required by Section 365(b)(1) of the U.S. Bankruptcy Code to cure any defaults by the relevant U.S. Debtor under a 365 Contract or an Assumed and Subleased Real Estate Lease and to pay any actual pecuniary losses that have resulted from such defaults under such 365 Contract or Assumed and Subleased Real Estate Lease; and (ii) with respect to any Designated Non-365 Contract, any amounts required to cure any defaults and to pay any actual or accrued pecuniary losses under such Seller Contract in respect of the period prior to the Closing Date that are required by the counterparty thereto to be paid in order for such Assigned Contract to be assigned.

“Designated Non-365 Contracts” has the meaning set forth in Section 2.1.6(d).

“Designated Non-365 Real Estate Leases” has the meaning set forth in Section 2.1.6(a)(ii).

“Designated Purchaser” has the meaning set forth in Section 2.4.

“Direct Lease Real Estate” has the meaning set forth in Section 5.27.

“Direct Leases” has the meaning set forth in Section 5.27.

“Disagreement Notice” has the meaning set forth in Section 2.2.3(b).

“EMEA Cases” means the proceedings commenced by the applications filed with the English Court on the Petition Date, pursuant to the Insolvency Act of 1986, as amended (the “Insolvency Act”) and the European Union’s Council Regulation (EC) No 1346/2000 on Insolvency Proceedings.

“EMEA Debtors” means the entities listed under the heading “EMEA Debtors” in part 3 of Exhibit B hereto.

“Employee” means any employee, as of the date hereof, of the Sellers or their Affiliates (other than the EMEA Debtors or their respective Subsidiaries) who (i) for the twelve months prior to the date hereof (or such shorter time as such employee was employed by the Sellers or such Affiliates) performed services which were all or substantially all related to the Business or (ii) were hired into, transferred into, or assigned to the Business prior to the Closing in the Ordinary Course below Job Complexity Indicator 6 or with the Purchaser’s consent and whose services are all or substantially all related to the Business, or whose services are necessary to the operation of the Business.

“Employee Adjustment Amount” means, at any given time, the Accrued Vacation Amount.

“Employee Information” has the meaning set forth in Section 4.11(b).

“Employee Records” means books, records, files, or other documentation with respect to Employees.

“Employee Transfer Date” means, with respect to each jurisdiction where Employees will become Transferring Employees in accordance with this Agreement, 12:01 a.m. local time in such jurisdiction on the day on which the employment of a Transferring Employee commences with the Purchaser or its Designated Purchaser as provided for in this Agreement and the Transferring Employee Agreement.

“English Court” means the High Court of Justice of England and Wales.

“Environmental Law” means any applicable Law relating to or regulating (i) the handling, generation, management, Release or remediation of Hazardous Materials; (ii) the exposure of persons to Hazardous Materials; (iii) occupational health and safety; or (iv) pollution or protection of human health, the environment or natural resources, including the United States Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Occupational Safety and Health Act and the Toxic Substances Control Act, all as amended, and any requirements of a Government Entity promulgated pursuant to these applicable Laws or any analogous supranational, foreign, state, provincial, territorial, municipal or local Laws.

“Environmental Permit” means any Consent required under any Environmental Law for the Business as currently conducted.

“Equipment” means tangible property, including all trade fixtures and fixtures, furniture, furnishings, fittings, equipment, apparatus, appliances, test labs, trial equipment and other articles of personal property, including that located at the Direct Lease Real Estate or the demised premises which are (i) the subject of any real property lease included in the Assigned Contracts or (ii) the subject of any Sublease, provided, however, that the term “Equipment” shall not include fixtures other than trade fixtures located at the Direct Lease Real Estate and shall not include any leasehold improvements owned by the head landlord and located at the demised premises which are the subject of any Sublease; and; provided, further, that “Equipment” shall not include (i) any Inventory, (ii) items of tangible property personally assigned to Employees who are not Transferring Employees, or (iii) any Intellectual Property covering, embodied in or connected to any Equipment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agreement” means the Escrow Agreement to be entered into on or prior to Closing substantially in the form attached hereto as Exhibit G.

“Escrow Agent” has the meaning ascribed to such term in the Escrow Agreement.

“Estimated Adjusted Net Working Capital” has the meaning set forth in Section 2.2.2(a).

“Estimated CIP Receivables Amount” has the meaning set forth in Section 2.2.2(a).

“Estimated Contractual Liabilities Amount” has the meaning set forth in Section 2.2.2(a).

“Estimated Employee Adjustment Amount” has the meaning set forth in Section 2.2.2(a).

“Estimated Net Inventory Value” has the meaning set forth in Section 2.2.2(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.2.2(b).

“Estimated Royalty Liability Amount” has the meaning set forth in Section 2.2.2(a).

“Estimated Warranty Provision Amount” has the meaning set forth in Section 2.2.2(a).

“Excluded Assets” has the meaning set forth in Section 2.1.2.

“Excluded Employee Liabilities” has the meaning set forth in Section 7.4.

“Excluded Liabilities” has the meaning set forth in Section 2.1.4.

“Excluded Non-365 Contract” has the meaning set forth in Section 2.1.6(e).

“Excluded Products and Services” means all products and services provided by businesses or business segments of any Seller other than the Business, including the following products and all associated development and PLM resources: Evolved Packet Core (including MME, SGW, PGW), XACore and associated peripherals (including LPP, MS/ENET, SPM, DTC, MTM, DRAM IWSPM), ERS8600, Passport and OAM Systems not expressly included in the Products.

“Excluded 365 Contract” has the meaning set forth in Section 2.1.5(f).

“Executory Contract” means an “executory contract” for the purposes of Section 365 of the U.S. Bankruptcy Code.

“Expense Reimbursement” has the meaning set forth in Section 9.2(a).

“Expense Reimbursement Notice” has the meaning set forth in Section 9.2(a).

“Extra Services” has the meaning set forth in Section 5.30(b).

“Final Order” means an order of any Bankruptcy Court or other court of competent jurisdiction (i) as to which no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject order in all material respects without the possibility for further appeal or rehearing thereon; (ii) as to which the time for instituting or filing an appeal, motion for rehearing or motion for new trial shall have expired; and (iii) as to which no stay is in effect; provided, however, that, with respect to an order issued by the U.S. Bankruptcy Court, the filing or pendency of a motion under Federal Rule of Bankruptcy Procedure 9024 (“Rule 9024”) or Federal Rule of Civil Procedure 60 (“Rule 60”) shall not cause an order not to be deemed a “Final Order” unless such motion shall be filed within ten (10) days of the entry of the order at issue.

“Final Purchase Price” has the meaning set forth in Section 2.2.3(a).

“Flextronics Back-to-Back Agreement” means the agreement between the Sellers and the Purchaser and/or any Designated Purchasers to be executed on or before Closing based substantially on the term sheet attached hereto as Exhibit F.

“GAAP” means the United States generally accepted accounting principles.

“GDNT Agreement Term Sheet” means the agreement to be entered into between the relevant Sellers, the Purchaser (or the relevant Designated Purchasers), and Guangdong-Nortel Telecommunications Equipment Co. Ltd., on or prior to the Closing based substantially on the term sheet attached hereto as Exhibit H.

“General Scope of Included Services” has the meaning set forth in Section 5.30(a).

“Government Entity” means any U.S., Canadian, U.K., supranational, foreign, domestic, federal, territorial, provincial, state, municipal or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal, arbitral body or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including the European Commission.

“GST” means goods and services tax payable under Part IX of the Excise Tax Act (Canada).

“Hazardous Materials” means any chemical, material, waste, heat, sound, radiation or substance defined by or regulated under any Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, pollutant, contaminant, toxic substance or toxic waste, including without limitation petroleum, petroleum products, asbestos, lead or polychlorinated biphenyls.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” means expiration of all applicable waiting periods under the HSR Act (including any voluntary agreed extensions) or earlier termination thereof.

“ICA Approval” means that the Purchaser shall have received notification from the responsible Minister under the Investment Canada Act that he/she is satisfied or is deemed to be satisfied that the transactions contemplated in this Agreement that are subject to the provisions of the Investment Canada Act are likely to be of net benefit to Canada, on terms and conditions satisfactory to the Purchaser, in its reasonable discretion.

“Inactive Employees” means Employees on a Seller-approved leave of absence who are expected to return and actually return to work within the relevant time period set out below. An Employee shall be an Inactive Employee for purposes hereof only if such individual is absent as a result of military service, pregnancy or parental leave, disability leave, medical leave, jury duty or any leave provided under applicable Law and, in the case of leaves provided under applicable Law, is expected to return to work and actually returns to work in the time permitted for such leave under applicable Law and, for any other leave, is expected to return to work and actually returns to work in accordance with the terms of such leave but not longer than ninety (90) days (or, if such Employee is located in Canada, six (6) months) following the Closing Date.

“Inbound License Agreements” has the meaning set forth in Section 4.5(f).

“Included Services” has the meaning set forth in Section 5.30(a).

“Indebtedness” of any Person means at any date, without duplication, all obligations of such Person to the extent incurred for the Business (i) for indebtedness for borrowed money (including any unpaid principal, premium and accrued and unpaid interest or fees), (ii) for indebtedness evidenced by bonds, debentures, notes or similar instruments, (iii) in respect of leases whether or not capitalized in accordance with the Nortel Accounting Principles under which such Person is the lessee, (iv) in respect of letters of credit issued for the account of such Person (to the extent drawn), (v) in respect of guarantees of the obligations of other Persons of the type referred to in clauses (i) through (iv) above and (vi) any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayment or default under any of the Indebtedness referred to in items (i) and (ii) above.

“Independent Auditor” means Grant Thornton LLP or, in the case such firm cannot carry-out its duties for whatever reason, such other auditing firm of international reputation that is jointly selected by the Primary Parties.

“Insolvency Act” has the meaning set forth in the recitals to this Agreement.

“Intellectual Property” means any and all intellectual and industrial property rights, whether protected or arising under the Laws of the United States, Canada or any other jurisdiction, including all intellectual or industrial property rights in any of the following: (i) Trademarks; (ii) Patents, invention disclosures and inventions; (iii) works of authorship (including any registrations or applications for registration of copyrights); (iv) mask works; (v) trade secrets, know-how and confidential information; (vi) sui generis data base rights; (vii) industrial designs; and (viii) Software.

“Intellectual Property License Agreement” means the agreement to be entered into between the relevant Sellers, on the one hand, and the Purchaser (or the relevant Designated Purchasers), on the other hand, on or prior to the Closing in the form attached hereto as Exhibit I.

“Interim Unaudited Financial Statements” has the meaning set forth in Section 4.7(b).

“Inventory” means any inventories of raw materials, manufactured and purchased parts, works in process, packaging, stores and supplies, unassigned finished goods inventories (which are finished goods not yet assigned to a specific customer order) and merchandise; provided, that inventory not located within the United States, Canada or Caribbean countries served by United States contracts (“Caribbean Countries”) shall not be included in “Inventory”, unless it (i) has been manufactured abroad; (ii) is, in the Ordinary Course, destined for shipment to the United States, Canada or Caribbean Countries; (iii) is not older than ninety (90) days, (iv) is the current product release/revision; and (v) is saleable.

“Investment Canada Act” means the Investment Canada Act, as amended.

“Joint Administrators” means Alan Bloom, Stephen Harris, Chris Hill and Alan Hudson of Ernst & Young LLP as joint administrators of all the EMEA Debtors (other than Nortel Networks (Ireland) Limited, for which David Hughes and Alan Bloom serve as joint administrators) as appointed by the English Court under the Insolvency Act.

“KEIP” means the Nortel Networks Corporation Key Executive Incentive Plan approved by the U.S. Bankruptcy Court in the District of Delaware pursuant to orders entered on March 5, 2009 and March 20, 2009, and approved by the Canadian Court in part on March 6, 2009 and in part on March 20, 2009, as the same may be amended, modified, supplemented or replaced from time to time.

“KERP” means the Nortel Networks Corporation Key Employee Retention Plan approved by the U.S. Bankruptcy Court in the District of Delaware by an order dated March 5, 2009, and approved by the Canadian Court on March 6, 2009, as the same may be amended, modified, supplemented or replaced from time to time.

“Knowledge” or “aware of” or “notice of” or a similar phrase means, with reference to the Sellers, the actual knowledge of those Persons listed on Exhibit S hereto.

“Latest Lease Rejection Date” means the latest of (i) August 12, 2009, or (ii) if Sellers (in their sole discretion) request and a landlord under a 365 Real Estate Lease agrees to an extension of the date by which the relevant Seller must elect to either assume or reject such 365 Real Estate Lease to a date following August 12, 2009, then with respect to such 365 Real Estate Lease, the date to which such deadline has been extended by agreement of Sellers and such landlord and (iii) with respect to the Non-365 Real Estate Leases and the Non-365 Licensed Real Estate Leases in each case related to property located in Canada, the date on which the Sellers file a “plan of record” with the Canadian Bankruptcy Court.

“Law” means any U.S., Canadian, U.K., foreign, supranational, domestic, federal, territorial, state, provincial, local or municipal statute, law, common law, ordinance, rule, regulation, judicial, administrative or other order, writ, injunction, directive, judgment, decree or policy or guideline having the force of law.

“Leased Real Property” means all real property subject to a Real Estate Lease which is an Assigned Contract, an Assumed and Subleased Real Estate Lease, a Non-365 Subleased Real Estate Lease, a Licensed Real Estate Lease or a Non-365 Licensed Real Estate Lease.

“Lease(s)” means all Seller Contracts that are leases, subleases, licenses or other agreements (written or oral), including all amendments, extensions and renewals thereof, pursuant to which real property is held.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, direct or indirect, liquidated or unliquidated, absolute or contingent, matured or unmatured or determined or undeterminable, known or unknown, including those arising under any Law or Action and those arising under any Contract or otherwise, including any Tax liability.

“License” has the meaning set forth in Section 5.28.

“Licensed Intellectual Property” means the Intellectual Property being licensed to the Purchaser or the relevant Designated Purchasers under the Intellectual Property License Agreement and the Trademark License Agreement.

“Licensed Real Estate Leases” has the meaning set forth in Section 2.1.5(b).

“Lien” means any lien (statutory or otherwise), mortgage, pledge, security interest, charge, right of first refusal, hypothecation, encumbrance on real property, easement, encroachment, right-of-way, restrictive covenant on real property, real property license, lease or conditional sale arrangement.

“Local Sale Agreements” has the meaning set forth in Section 2.1.8.

“Losses” means all losses, damages, Liabilities, deficiencies, interest, awards, judgments, fines, penalties and reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements and the costs of litigation, including reasonable amount paid in investigation, defense or settlement of an Action).

“LTE Access Products” has the meaning specified in the definition of Business.

“LTE Business” has the meaning set forth in the definition of Business.

“LTE-Related Patents” means any and all Patents related to 3GPP Long-Term Evolution products and services (including Patents related to the LTE Business).

“LTE Transferring Employees” means the Employees listed on Section 1.1(g) of the Sellers Disclosure Schedule who become Transferring Employees.

“Main Sellers” has the meaning set forth in the preamble to this Agreement.

“Manufacturing and Supply Regarding Dual Use Platforms Agreement” means the agreement between the relevant Sellers (or their Affiliates), on the one hand, and the Purchaser and/or a Designated Purchaser, on the other hand, to be executed on or before the Closing in the form attached hereto as Exhibit L.

“Material Adverse Effect” means any circumstance, state of fact, event, change or effect (each an “Effect”) that, individually or in the aggregate with all other Effects, (a) is or could reasonably be materially adverse to the business, operations, assets, liabilities, results of operations or financial condition of the Business, taken as a whole (or, solely for purposes of the representations and warranties in Section 4.11 or for purposes of Section 8.3(a)(i) as applied to the representations and warranties in Section 4.5 and Section 4.11, either of the CDMA Business or the LTE Business), or (b) prevents or could reasonably be expected to prevent the ability of the Sellers to perform their obligations under this Agreement or the timely consummation of the transactions contemplated by this Agreement, but excluding, for purposes of clauses (a) and (b), (i) Effects resulting from changes in general economic conditions in the United States or Canada (ii) Effects arising from the execution or delivery of this Agreement or the Transactions or the public announcement thereof, (iii) Effects that result from any action required to be taken pursuant to this Agreement or any action taken pursuant to the written request or with the prior written consent of the Purchaser, (iv) Effects relating to the industries and markets in which the Business operates, (v) Effects relating to changes in Law, generally accepted accounting principles or official interpretations of the foregoing, (vi) Effects relating to or including the attrition of customers prior to the Closing Date, or (vii) Effects relating to the pendency of the Bankruptcy Proceedings and any action approved by, or motion made before, the Bankruptcy Courts; it being understood that the failure of the Business to achieve internal or external financial forecasts or projections, by itself, will not constitute a Material Adverse Effect; provided, that, with respect to clauses (i), (iv), and (v) any such Effect shall be included to the extent such Effect has a materially disproportionate effect on the Business, taken as a whole (or, solely for purposes of the representations and warranties in Section 4.11 or for purposes of

Section 8.3(a)(i) as applied to the representations and warranties in Section 4.5 and Section 4.11, either of the CDMA Business or the LTE Business), as compared to other industry participants.

“Material Contracts” has the meaning set forth in Section 4.4.

“Monitor” means Ernst & Young Inc., in its capacity as the Canadian Court-appointed Monitor in connection with the CCAA Cases.

“Net Inventory Value” means, as of any given date, the amount of the Owned Net Inventory, net of applicable provisions, determined in accordance with the Calculation Principles.

“NNC” has the meaning set forth in the preamble to this Agreement.

“NNI” has the meaning set forth in the preamble to this Agreement.

“NNL” has the meaning set forth in the preamble to this Agreement.

“NNTC” has the meaning set forth in Section 6.5(b).

“Non-Assignable Contracts” has the meaning set forth in Section 5.14(a).

“Non-Assigned Contract” means a Non-Assignable Contract as to which all applicable Consents to assignment have not been granted prior to the Closing Date.

“Non-Debtor Sellers” has the meaning set forth in the recitals to this Agreement.

“Non-Solicitation Period” means the twelve (12) month period immediately following the Closing Date.

“Non-365 Contract” has the meaning set forth in Section 2.1.6(a)(i).

“Non-365 Contract List” has the meaning set forth in Section 2.1.6(a)(i).

“Non-365 Licensed Real Estate Leases” has the meaning set forth in Section 2.1.6(c).

“Non-365 Real Estate Leases” has the meaning set forth in 2.1.6(a)(ii).

“Non-365 Subleased Real Estate Leases” has the meaning set forth in Section 2.1.6(b).

“Nortel Accounting Principles” means the accounting principles employed in the preparation of the Unaudited Financial Statements, as set forth in Exhibit M hereto.

“Notice Parties” has the meaning set forth in Section 5.1(b).

“OAM Systems” means operations, administration and maintenance systems.

“Open Source Software” means Software that is made available under a license agreement that (i) conditions use, modification or distribution of any Software program, or any Software derived from such Software program or into which such Software program is incorporated, on the disclosure, licensing or distribution of the source code of such Software program (or such Software), (ii) otherwise materially limits the licensee’s freedom of action with regard to seeking compensation in connection with sublicensing, licensing or distributing such Software program or Software and (iii) any Software made available under any software license listed at the website http://www.opensource.org/licenses/alphabetical as of Closing.

“Ordinary Course” means the ordinary course of each of the Businesses through the date hereof consistent with each of their recent past practice since the filing of the Bankruptcy Proceedings, as such practice may be modified from time to time to the extent necessary to reflect the Bankruptcy Proceedings.

“Outbound License Agreements” has the meaning set forth in Section 4.5(f).

“Other Sellers” has the meaning set forth in the preamble to this Agreement.

“Overhead and Shared Services” means corporate or shared services provided to or in support of the Business that are general corporate or other overhead services or provided to both (i) the Business and (ii) other businesses or business segments of any Seller, including travel and entertainment services, temporary labor services, office supplies services (including copiers and faxes), personal telecommunications services, computer hardware and software services, fleet services, energy/utilities services, procurement and supply arrangements, research and development, treasury services, public relations, legal, compliance and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and including all hardware and software and other Intellectual Property necessary for or used in connection therewith, including the Licensed Applications (as defined in the Transition Services Agreement).

“Owned Equipment” means Equipment owned by the Sellers that is (i) held or used exclusively by the LTE Transferring Employees or (ii) held or used predominantly in connection with the CDMA Business, in each case including the items listed in Section 1.1(h) of the Sellers Disclosure Schedule, and excluding in all cases any Owned Net Inventory and any Intellectual Property.

“Owned Net Inventory” means (i) Inventory owned by any of the Sellers that is held or used predominantly in connection with the Business, including any such Inventory which is owned by the Sellers but remains in the possession or control of a contract manufacturer or another Third Party, and (ii) the other Inventory listed in Section 1.1(i) of the Sellers Disclosure Schedule, all as reflected on Sellers’ general ledger as of the Closing Date an estimate of which will be provided to the Purchaser at least three days prior to Closing.

“Partial Allocation” has the meaning set forth in Section 6.7(b).

“Party” or “Parties” means individually or collectively, as the case may be, the Sellers and the Purchaser.

“Patent Cross Licenses” means all Contracts between the Sellers or their Affiliates (other than the EMEA Debtors and their respective Subsidiaries) and a Third Party under which the Sellers or such Affiliates, as applicable, both (i) grant a license under patents and patent applications owned by (or licensed to) them, and (ii) receive from the counter-party a license under patents and patent applications owned by (or licensed to) such counter-party (but other than inbound or outbound license agreements where the only grant back from the licensee is under improvements on the licensed Intellectual Property).

“Patents” means all national (including without limitation the United States and Canada) and multinational patents and utility models (petty patents) as well as all applications and provisional applications for any of the foregoing, and further including without limitation all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by multinational treaties or conventions.

“Permitted Encumbrances” means (i) statutory Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or, if due, for Taxes the validity of which is being contested in good faith by appropriate proceedings, and for which adequate reserves have been established to the extent required by GAAP, and which, during the pendency of any such contest, will not result in a forfeiture or otherwise reasonably be expected to result in a forfeiture of any of the Assets, other than Liens that may be discharged at Closing pursuant to the terms of the Canadian Approval and Vesting Order and the U.S. Sale Order; (ii) mechanics’, carriers’, workers’, repairers’, landlords’, warehouses and similar Liens arising or incurred in the Ordinary Course for sums not yet delinquent or overdue; (iii) zoning, entitlement, building and land use regulations, customary covenants, easements, rights of way, restrictions and other similar charges or encumbrances which do not impair, individually or in the aggregate, in any material respect the use or value of the related Assets in the Business as currently conducted provided that same are complied with in all material respects; and (iv) minor title defects or irregularities which do not impair, individually or in the aggregate, in any material respect the use or value of the related Assets in the Business as currently conducted.

“Person” means an individual, a partnership, a corporation, an association, a limited or unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or other legal entity or Government Entity.

“Petition Date” has the meaning set forth in the recitals to this Agreement.

“Pre-Closing Taxable Period” means any Taxable period ending on or prior to the Closing Date.

“Primary Party” means (i) each of the Main Sellers, on the one hand, and (ii) the Purchaser, on the other hand.

“Products” means the CDMA Products and the LTE Access Products.

“Purchase Price” has the meaning set forth in Section 2.2.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Employee Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit plan or agreement, including any profit sharing plan, savings plan, bonus plan, performance awards plan, incentive compensation plan, deferred compensation plan, stock purchase plan, stock option plan, vacation plan, leave of absence plan, employee assistance plan, automobile leasing/subsidy/allowance plan, expense reimbursement plan, meal allowance plan, redundancy or severance plan or agreement, termination or retirement indemnity plan, relocation plan, family support plan, pension plan, supplemental pension plan, retirement plan, early or ill health retirement plan, retirement savings plan, post-retirement plan, medical, health, hospitalization or life insurance plan, disability plan, sick leave plan, retention plan, education assistance plan, expatriate assistance plan, compensation arrangement, including any base salary arrangement, overtime, on-call or call-in policy, death benefit plan, or any other similar plan, program, arrangement or policy that is maintained or otherwise contributed to, or required to be maintained or contributed to, by or on behalf of the Purchaser or any of its Subsidiaries or Affiliates with respect to their employees employed in those countries where they will employ Transferring Employees pursuant to this Agreement.

“Qualified Arbitrator” has the meaning set forth in Section 6.5(b).

“Qualified Expenditures” has the meaning set forth in Section 5.30(d).

“Real Estate Agreements” means the leases, sub-leases or license agreements between the relevant Sellers, on the one hand, and the Purchaser and/or any Designated Purchasers, on the other hand, to be executed on or prior to the Closing, in accordance with and as provided by the Real Estate Agreements Term Sheet.

“Real Estate Agreements Term Sheet” means the Real Estate Term Sheet attached hereto as Exhibit O.

“Real Estate Lease” means a Seller Contract that is a lease, sublease, license or other agreements for use and occupancy of real property including all amendments, extensions and renewals thereof and is an Assigned Contract, an Assumed and Subleased Real Estate Lease or a Non-365 Subleased Real Estate Lease.

“Records Custodian” means Deloitte & Touche LLP or in case such firm is unable to carry out its duties for whatever reason, such other auditing firm of international reputation that is acceptable to each of Purchaser and Sellers, each acting reasonably.

“Regulatory Approvals” means (i) the Antitrust Approvals; (ii) the CFIUS Approval; (iii) any Consent of any Governmental Entity required to be obtained under the Investment Canada Act (other than the ICA Approval); and (iv) if subsection 448(1) of the Budget Implementation Act, 2009, comes into force on or before the Closing Date, the ICA Approval.

“Release” when used in conjunction with Hazardous Materials, means any spilling, leaking, pumping, emitting, emptying, pouring, discharging, depositing, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Materials) into the environment.

“Representatives” means as to any Person, the attorneys, accountants, financing sources, consultants, financial advisors and other representatives and agents of such Person.

“Respective Affiliates” has the meaning set forth in Section 10.15(c).

“Responding Party” has the meaning set forth in Section 5.30(d).

“Restricted Technical Records” means the Livelink database or any other similar database containing all necessary documents with respect to the technical aspects of the Qualified Expenditures of NNTC or NNL in their 2007 and subsequent taxation years.

“Royalty Liability Amount” means, as of any given date, the amount of the royalty liabilities determined in accordance with the Calculation Principles.

“Scope Guidelines” has the meaning set forth in Section 5.30(a).

“Security Deposits” has the meaning set forth in Section 5.21.

“Seller Consents” has the meaning set forth in Section 2.1.1(i).

“Seller Contracts” means those Contracts of a Seller that (i) relate predominantly to the Business; (ii) are Material Contracts; and (iii) are otherwise material to the operation of the Business and not commercially available to the Purchaser.

“Seller Encumbrances” means (i) statutory Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or, if due, for Taxes the validity of which is being contested in good faith by appropriate proceedings, and for which adequate reserves have been established to the extent required by GAAP, and which, during the pendency of any such contest, will not result in a forfeiture or otherwise reasonably be expected to result in a forfeiture of any of the Assets, other than Liens that may be discharged at Closing pursuant to the terms of the Canadian Approval and Vesting Order and the U.S. Sale Order; (ii) mechanics’, carriers’, workers’, repairers’, landlords’, warehouses and similar Liens arising or incurred in the Ordinary Course for sums not yet delinquent or overdue; (iii) Liens arising hereunder or under any Assigned Contracts incurred as a result of the assignment hereunder; (iv) any Liens imposed by any Bankruptcy Court in connection with the Bankruptcy Proceedings that are to be discharged at Closing pursuant to the terms of the Canadian Approval and Vesting Order and the U.S. Sale Order; (v) any other Liens set forth on Exhibit N; and (vi) zoning, entitlement, building and land use regulations, customary covenants, easements, rights of way, restrictions and other similar charges or encumbrances which do not impair, individually or in the aggregate, in any material respect the use or value of the related Assets in the Business as currently conducted provided that same are complied with in all material respects; and (vii)

minor title defects or irregularities which do not impair, individually or in the aggregate, in any material respect the use or value of the related Assets in the Business as currently conducted.

“Seller Employee Plan” means (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit plan or agreement including any employee agreement other than immaterial employment agreements, profit sharing plan, savings plan, bonus plan, performance awards plan, incentive compensation plan, deferred compensation plan, stock purchase plan, stock option plan, vacation plan, leave of absence plan, employee assistance plan, automobile leasing/subsidy/allowance plan, expense reimbursement plan, meal allowance plan, redundancy or severance plan or agreement, relocation plan, family support plan, pension plan, supplemental pension plan, retirement plan, retirement savings plan, post-retirement plan, medical, health, hospitalization or life insurance plan, disability plan, sick leave plan, retention plan, education assistance plan, expatriate assistance plan, compensation arrangement, including any base salary arrangement, overtime, on-call or call-in policy, death benefit plan, or any other similar plan, program, arrangement or policy that is maintained or otherwise contributed to, or required to be maintained or contributed to, by or on behalf of the Sellers or any of their Subsidiaries or Affiliates with respect to Employees, and (ii) any other employee benefit plan with respect to which the Purchaser or any of its Affiliates could have any Liability as a result of the Sellers or any of their Subsidiaries or Affiliates maintaining such plan prior to the Closing Date.

“Seller Insurance Policies” means all current or previous insurance policies of the Sellers and their Affiliates, including all environmental, directors’ and officers’ Liability, fiduciary Liability, employed lawyers, property and casualty flood, ocean marine, contaminated products insurance policies and all other insurance policies or programs arranged or otherwise provided or made available by the Sellers or their Affiliates that cover (or covered) any of the Covered Assets and Persons at any time prior to the Closing.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Sellers Disclosure Schedule” means the disclosure schedule delivered by the Sellers to the Purchaser on the date hereof.

“Software” means any and all (i) computer programs, in source code or object code, (ii) computerized databases and compilations, and (iii) documentation, compilation tools, development tools and support tools associated with (i) and/or (ii).

“Specified CDMA Contracts” has the meaning set forth in Section 8.3(c).

“Straddle Period” has the meaning set forth in Section 6.3(b).

“Subleases” has the meaning set forth in Section 5.26.

“Subsidiary” of any Person means any Person Controlled by such first Person.

“Tax” means (a) any domestic or foreign federal, state, local, provincial, territorial or municipal taxes or other impositions by or on behalf of any Government Entity, including the following taxes and impositions: net income, gross income, individual income, capital, value added, goods and services, gross receipts, sales, use, ad valorem, business rates, transfer, franchise, profits, business, environmental, real property, personal property, service, service use, withholding, payroll, employment, unemployment, severance, occupation, social security, excise, stamp, stamp duty reserve, customs, and all other taxes, fees, duties, assessments, deductions, withholdings or charges of the same or of a similar nature, however denominated, together with any interest and penalties, additions to tax or additional amounts imposed or assessed with respect thereto, and (b) any obligation to pay Taxes of a Third Party, whether by contract, as a result of transferee or successor liability, as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise.

“Tax Authority” means any local, municipal, governmental, state, provincial, territorial, federal, including any U.S., Canadian, United Kingdom or other fiscal, customs or excise authority, body or officials (or any entity or individual acting on behalf of such authority, body or officials) anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Tax.

“Tax Credit Purchaser” has the meaning set forth in Section 6.5(b).

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information filed or required to be filed with any Tax Authority relating to Taxes, including any amendments thereto.

“Termination Date” has the meaning set forth in Section 9.1(c)(iv).

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“365 Contract” has the meaning set forth in Section 2.1.5(a)(i).

“365 Contract List” has the meaning set forth in Section 2.1.5(a)(i).

“365 Real Estate Lease List” has the meaning set forth in Section 2.1.5(a)(ii).

“365 Real Estate Leases” has the meaning set forth in Section 2.1.5(a)(ii).

“Title IV Plan” has the meaning set forth in Section 4.11(i).

“Trademarks” means all trademarks, service marks, trade dress, logos, trade names, corporate names, business names, domain names, whether or not registered, together with all goodwill associated therewith and including all common law rights, and registrations, applications for registration and renewals thereof, including all marks registered in the United States Patent and Trademark Office, the trademark offices of the states and territories of the United States of America, and the trademark offices of other nations throughout the world (including the Canadian Intellectual Property Office), and all rights therein provided by multinational treaties or conventions.

“Trademark License Agreement” means the trademark license agreement between the relevant Sellers, on the one hand, and the Purchaser and/or any Designated

Purchasers, on the other hand, in respect of certain Trademarks used in respect of the Products and/or CDMA Services to be entered into on or before the Closing in the form attached hereto as Exhibit P.

“Transaction Documents” means this Agreement, the Ancillary Agreements and all other ancillary agreements to be entered into, or documentation delivered by, any Party and/or any Designated Purchaser pursuant to this Agreement or any Local Sale Agreement.

“Transfer Taxes” means all goods and services, sales, excise, use, transfer, gross receipts, documentary, filing, recordation, value-added, stamp, stamp duty reserve, and all other similar Taxes, duties or other like charges, however denominated (including any real property transfer Taxes and conveyance and recording fees and notarial fees), together with interest, penalties and additional amounts imposed with respect thereto.

“Transfer Tax Returns” has the meaning set forth in Section 6.6(a).

“Transferring Employee Agreement” means the agreement between Sellers, on the one hand, and the Purchaser and/or any Designated Purchasers, on the other hand, to be executed as of the Closing in substantially the form attached hereto as Exhibit K.

“Transferring Employee” means (i) Employees who accept an offer of employment by, and commence employment with, the Purchaser or a Designated Purchaser in accordance with the terms of Section 7.1, and (ii) those Employees whose employment transfers by operation of Law.

“Transferred Employee Plan” means the (i) Accrued Vacation Amount, or (ii) any Seller Employee Plan that is (or the Liabilities of which are) transferred by operation of Law to the Purchaser or a Designated Purchaser (or to a Purchaser Employee Plan, as the case may be).

“Transferred Overhead and Shared Services” means Overhead and Shared Services to be provided to or in support of the Business post-Closing by Transferring Employees.

“Transition Services Agreement” means an agreement between the relevant Sellers (or their Affiliates), on the one hand, and the Purchaser and/or any Designated Purchaser, on the other hand, to be executed on or prior to the Closing Date, in the form attached hereto as Exhibit Q.

“Treasury Regulations” means the regulations promulgated under the Code.

“Type 1 Extra Services” has the meaning set forth in Section 5.30(b).

“Type 2 Extra Services” has the meaning set forth in Section 5.30(b).

“Unaudited Financial Statements” has the meaning set forth in Section 4.7(b).

“Unexpired Leases” means Leases that constitute “unexpired leases” for the purposes of Section 365 of the U.S. Bankruptcy Code.

“U.S. Bankruptcy Code” means Title 11 of the United States Code.

“U.S. Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“U.S. Bankruptcy Rules” means the U.S. Federal Rules of Bankruptcy Procedure.

“U.S. Bidding Procedures and Sale Motion” has the meaning set forth in Section 5.1(a).

“U.S. Bidding Procedures Order” has the meaning set forth in Section 5.1(a).

“U.S. Debtor Contract” means any Seller Contract to which a U.S. Debtor is a party.

“U.S. Debtors” has the meaning set forth in the recitals to this Agreement.

“U.S. Sale Order” has the meaning set forth in Section 5.1(a).

“Visa Employees” means Employees who are identified as having a visa or permit in Section 4.11(b) of the Sellers Disclosure Schedule and whose employment with Purchaser or a Designated Purchaser cannot commence until the required visa or permit for a transfer of employment to Purchaser or a Designated Purchaser with respect to such Employee is obtained. An Employee shall be a Visa Employee for purposes hereof only if such Employee receives and accepts an employment offer from Purchaser as provided in Section 7.1 and has an Employee Transfer Date that occurs within twelve (12) months following the Closing Date.

“WARN Act” means the Worker Adjustment and Retraining Notification Act or any similar Law requiring notice to employees in the event of a plant closing or mass layoff.

“Warranty Provision Amount” means, as of any given date, the amount of the warranty provision of the Business determined in accordance with the Calculation Principles.

“Wholly-Owned Subsidiary” means any Subsidiary all of the capital stock or capital which is held directly or indirectly by the Purchaser, except for any capital stock which is held by a director of such Subsidiary as required by applicable Laws.

“Working Capital Escrow Amount” means an amount in immediately available funds equal to $20,000,000.

Section 1.2. Interpretation.

1.2.1. Gender and Number. Any reference in this Agreement to gender includes all genders and words importing the singular include the plural and vice versa.

1.2.2. Certain Phrases and Calculation of Time. In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”, (ii) the terms

“hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified, and (iii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”, and (iv) in determining whether an asset is “exclusively” used in connection with the Business, incidental, de minimis uses outside the Business shall not be considered. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

When calculating the period of time “within” which, “prior to” or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

1.2.3. Headings, etc. The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.2.4. Currency. All monetary amounts in this Agreement, unless otherwise specifically indicated, are stated in United States currency. All calculations and estimates to be performed or undertaken, unless otherwise specifically indicated, are to be expressed in United States currency. All payments required under this Agreement shall be paid in United States currency in immediately available funds, unless otherwise specifically indicated herein. Where another currency is to be converted into United States currency it shall be converted on the basis of the exchange rate published in the Wall Street Journal newspaper for the day in question.

1.2.5. Statutory References. Unless otherwise specifically indicated, any reference to a statute in this Agreement refers to that statute and to the regulations made under that statute as in force from time to time.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1. Purchase and Sale.

2.1.1. Assets. Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser shall, and shall cause the relevant Designated Purchasers to, purchase or accept assignment and assume from the relevant Sellers (including legal title, equitable title and risk of loss), and each Seller shall transfer or assign to the Purchaser or the relevant Designated Purchasers, all of such Seller’s right, title and interest in and to the assets predominantly used or held for use in the conduct of the Business including the following assets (such assets, excluding the Excluded Assets, the “Assets”) (x) in the case of Assets that are transferred or assigned by U.S. Debtors, free and clear of all Liens and Claims (other than Permitted Encumbrances, Assumed Liabilities and Liens created by or through the Purchaser, the Designated Purchasers or any of their Affiliates) pursuant to and to the extent provided by Sections 363 and 365 of the U.S. Bankruptcy Code, (y) in the case of Assets that are transferred or assigned by the Canadian Debtors, free and clear of all Liens (other than Permitted Encumbrances and Liens created by or through the Purchaser, the Designated Purchasers or any of their Affiliates) pursuant to the Canadian Approval and Vesting Order, when granted, and (z) in the case of Assets that are transferred or assigned by the Non-Debtor Sellers, free and clear of all Liens (other than Permitted Encumbrances and Liens created by or through the Purchaser, the Designated Purchasers or any of their Affiliates):

(a) the Owned Net Inventory as of the Closing Date;

(b) the CIP Receivables as of the Closing Date;

(c) the Owned Equipment as of the Closing Date;

(d) the Assigned Contracts in force as of the Closing Date;

(e) the Assigned Accounts Receivable;

(f) the Business Information existing as of the Closing Date, subject to 2.1.2(i);

(g) the Assigned Intellectual Property as of the Closing Date, subject to any and all licenses granted under such Intellectual Property prior to the Closing Date, together with all claims against Third Parties for infringement, misappropriation or other violation of any Law with respect to any of the Assigned Intellectual Property, whether for any past, present or future infringement, misappropriation or other violation;

(h) all rights as of the Closing under all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent related to the Assets; and

(i) to the extent assignable under applicable Law, all Consents of Government Entities exclusively pertaining to the Business (the “Seller Consents”).

2.1.2. Excluded Assets. Nothing herein shall be deemed to sell, transfer, assign or convey (or require Sellers to do any of the foregoing as to) the following assets to the Purchaser or any Designated Purchaser, and the Sellers shall retain all of their respective rights, title and interests in and to, and the Purchaser and the Designated Purchasers shall have no rights with respect to, the rights, title and interests of the Sellers in and to any of the following assets (collectively, the “Excluded Assets”):

(a) cash and cash equivalents, accounts receivable (including intercompany receivables but excluding Assigned Accounts Receivable), bank account balances and all petty cash of the Sellers;

(b) any refunds due from, or payments due on, claims with the insurers of any of the Sellers in respect of losses arising prior to the Closing Date;

(c) all rights to Tax refunds, credits or similar benefits relating to the Assets or the Business allocable to a Pre-Closing Taxable Period or to the portion of a Straddle Period ending on and including the Closing Date;

(d) all claims, causes of action and rights of Sellers or any Subsidiary thereof to the extent relating to any Excluded Liabilities or to any Liabilities for which Sellers are responsible under this Agreement (including rights of set-off, rights to refunds and rights of recoupment from or against any Third Party;

(e) any security deposits made by or on behalf the Sellers (including those relating to Assigned Contracts);

(f) any rights of the Sellers under Assumed and Subleased Real Estate Leases, Excluded 365 Contracts, Bundled Contracts (except as provided for in Section 5.16), Excluded Non-365 Contracts, and Seller Insurance Policies);

(g) any rights of the Sellers under Non-Assigned Contracts (except as provided for in Section 5.14);

(h) the minute books, stock ledgers and Tax records of the Sellers;

(i) (i) any books, records, files, documentation or sales literature other than the Business Information (subject to clause (iii) of this subsection (i)), (ii) any Employee Records other than those required to be delivered to the Purchaser pursuant to ARTICLE VII, and (iii) such portion of the Business Information that the Sellers are required by Law (including Laws relating to privacy but subject to any exemption from those Laws included in the Canadian Approval and Vesting Order or the U.S. Sale Order) or by any agreement with a Third Party to retain and/or not to disclose (provided that copies of such information shall be provided to the Purchaser to the extent permitted by applicable Law or such agreement);

(j) any assets, properties and rights to the extent relating predominantly to the Excluded Products and Services (except in all cases as otherwise provided in any of the Ancillary Agreements);

(k) except for (i) the Assigned Intellectual Property and (ii) Intellectual Property, to the extent rights are granted thereto pursuant to any Ancillary Agreement, any rights to (A) any Intellectual Property of any of the Sellers (including Sellers’ names and the LTE-Related Patents unless constituting Assigned Patents) or any Affiliates of any of the Sellers and (B) Intellectual Property owned by a Third Party, except to the extent licensed under a Contract that is an Assumed and Assigned Contract or a Designated Non-365 Contract;

(l) all rights of the Sellers under this Agreement and the Transaction Documents;

(m) all of the rights and claims of the U.S. Debtors available to the U.S. Debtors under the U.S. Bankruptcy Code, of whatever kind or nature, as set forth in Sections 544 through 551, inclusive, 553, 558 and any other applicable provisions of the U.S. Bankruptcy

Code, and any related claims and actions arising under such Sections by operation of Law or otherwise, including any and all proceeds of the foregoing;

(n) all records containing personal communications or notes related to the negotiations in connection with the Transaction Documents that were not shared with the Purchaser;

(o) all stock or other equity interests in any Person;

(p) any assets set forth on Section 2.1.2(p) of the Sellers Disclosure Schedule;

(q) any Equipment other than Owned Equipment; and

(r) any asset, property or right of Guangdong-Nortel Telecommunications Equipment Co. Ltd.

2.1.3. Assumed Liabilities. Subject to the terms of this Agreement, at the Closing, the Purchaser shall, and shall cause the relevant Designated Purchasers to, assume and become responsible for, and perform, discharge and pay when due, solely the following Liabilities (the “Assumed Liabilities”):

(a) all Liabilities arising on or after the Closing Date to the extent related to the conduct, operation or ownership of the Business after the Closing Date, including (i) all such Liabilities with respect to the ownership, exploitation and operation of the Assets incurred on or after the Closing Date, and (ii) all such Liabilities related to Actions or claims brought against the Business arising from events occurring after the Closing Date;

(b) all Liabilities arising from or in connection with the performance of the Assigned Contracts after the Closing Date, or any arrangements entered into pursuant to Section 5.16 after the Closing Date;

(c) any obligations under any warranty liabilities relating to Products and CDMA Services which have been supplied under any Assigned Contract but excluding any Cure Costs payable pursuant to Section 2.1.7;

(d) the obligation to post any deposits, bonds or other security in replacement of security posted under any Assigned Contract pursuant to Section 5.21 of this Agreement;

(e) all Liabilities resulting from any licensing assurances, declarations, agreements or undertakings relating to the Assigned Intellectual Property which the Sellers may have granted or committed to Third Parties, including Liabilities resulting from the assurances, declarations and undertakings made to standard setting bodies that are listed in Section 2.1.3(e) of the Sellers Disclosure Schedule;

(f) all Liabilities for, or related to any obligation for, any Tax that the Purchaser or any Designated Purchaser bears under ARTICLE VI;

(g) all obligations under any warranty liabilities relating to Products and CDMA Services which have been supplied under any Bundled Contract subcontracted to the Purchaser or any Designated Purchaser under Section 5.16(a);

(h) except to the extent otherwise expressly set forth in ARTICLE VII, all Liabilities related to or arising from any of the following: (i) the Purchaser’s or any Designated Purchaser’s (or any of their Affiliates’) employment or termination of employment (whether or not arising under or in respect of any Purchaser Employee Plan) of Transferring Employees arising on or after the Closing Date, (ii) the terms of any offer of employment or notice of continued employment, as applicable, to any Employee who is provided an offer pursuant to Section 7.1 of this Agreement and (iii) Purchaser’s or a Designated Purchaser’s failure to offer employment to any employee that constitutes a violation of applicable Law;

(i) all Liabilities arising that relate to or arise from or in connection with any Purchaser Employee Plan;

(j) all Liabilities related to Transferring Employees expressly assumed by the Purchaser or a Designated Purchaser as set forth in ARTICLE VII;

(k) any obligation to provide continuation coverage pursuant to COBRA or any similar Law under any Purchaser Employee Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code) to a Transferring Employee and/or their qualified beneficiaries with respect to a qualifying event that occurs on or after such Transferring Employee’s Transfer Date;

(l) the Accrued Vacation Amount;

(m) all Liabilities reflected in the computation of Adjusted Net Working Capital, including the Contractual Liabilities Amount, the Royalty Liability Amount and the Warranty Provision Amount); and

(n) all other Liabilities listed in Section 2.1.3(n) of the Sellers Disclosure Schedule.

2.1.4. Excluded Liabilities. Subject to the terms of this Agreement, none of the Purchaser or the Designated Purchasers, as applicable, shall assume or be deemed to have assumed any Liabilities of the Sellers or their Affiliates other than the Assumed Liabilities (collectively, and together with the Excluded Employee Liabilities (as defined in Section 7.4), the “Excluded Liabilities”). Without limiting the generality of the foregoing, Excluded Liabilities include:

(a) all Indebtedness of the Sellers and their Affiliates;

(b) all Liabilities arising out of the Contracts that are not Assigned Contracts (including Liabilities arising out of that portion of any arrangement entered into pursuant to Section 5.16 for which Sellers are responsible by the terms thereof);

(c) all accounts payable and trade payables of the Sellers, including intercompany payables;

(d) all fees or commissions of any brokers, funds or investment banks in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Sellers or any of their Affiliates;

(e) any Cure Costs payable by the Sellers pursuant to Section 2.1.7;

(f) (i) any Liabilities (including any Order) to the extent relating to any Hazardous Materials present prior to the Closing Date in, under, at, near or migrating from, to or through the Carling Property; and (ii) any Liabilities arising from or based on events or conditions occurring or existing prior to the Closing Date and connected with, arising out of or relating to (x) the release or threatened Release of any Hazardous Materials at any location currently or formerly owned, operated or used by the Business or at any location to which Hazardous Materials generated, handled, stored or processed by the Business were sent, released or disposed of; or (y) compliance or the alleged non-compliance by the Business with any Environmental Law or Environmental Permit;

(g) all Liabilities for, or related to any obligation for, any Tax that is not expressly assumed by the Purchaser or any of the Designated Purchasers pursuant to ARTICLE VI (including, for the avoidance of doubt, any income or gross receipts Tax imposed on any of the Sellers);

(h) Excluded Employee Liabilities; and

(i) all Liabilities of Sellers arising under this Agreement and the Ancillary Agreements.

2.1.5. Assumption and/or Assignment or Rejection of 365 Contracts.

(a) Section 2.1.5(a) of the Sellers Disclosure Schedule sets forth:

(i) a list (the “365 Contract List”) of all U.S. Debtor Contracts (other than (a) Leases and (b) licenses of Intellectual Property that are used, as of the date hereof, exclusively in connection with the Business and which are not Inbound License Agreements) that are Executory Contracts, and were entered into prior to the Petition Date (Contracts that may be included on the 365 Contract List, the “365 Contracts”) that the Purchaser has elected to have the relevant U.S. Debtor pursuant to Section 365 of the U.S. Bankruptcy Code assume and assign to the Purchaser or a Designated Purchaser at Closing; and

(ii) a list (the “365 Real Estate Lease List”) of all Leases of a U.S. Debtor which were entered into prior to the Petition Date and are Unexpired Leases (Leases that may be included on the 365 Real Estate Lease List, the “365 Real Estate Leases”) that the Purchaser has elected to have the relevant U.S. Debtor pursuant to Section 365 of the U.S. Bankruptcy Code assume and assign to the Purchaser or a

Designated Purchaser at Closing, in accordance with, and as provided by, the Real Estate Agreements Term Sheet; provided, subject to the terms of the Real Estate Agreement Term Sheeet, the applicable U.S. Debtor shall (i) not be required to assume a 365 Real Estate Lease prior to the Closing Date in connection with an assumption and assignment to Purchaser and (ii) have the right to reject any 365 Real Estate Lease designated for assumption and assignment in the event that the Closing shall not have occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(b) Section 2.1.5(b) of the Sellers Disclosure Schedule sets forth a list of all 365 Real Estate Leases that the Purchaser has elected to have the relevant U.S. Debtor, pursuant to Section 365 of the U.S. Bankruptcy Code, assume and under which the Purchaser or a Designated Purchaser will enter into a Sublease, to the extent permitted by, and in accordance with, the terms of the related 365 Real Estate Lease and applicable Law (the “Assumed and Subleased Real Estate Leases”), at Closing, in accordance with, and as provided by, the Real Estate Agreements Term Sheet; provided that, subject to the terms of the Real Estate Agreement Term Sheet, the applicable U.S. Debtor shall (i) not be required to assume an Assumed and Subleased Real Estate Lease prior to the Closing Date in connection with a Sublease to Purchaser and (ii) have the right to reject any Assumed and Subleased Real Estate Lease designated for Sublease in the event that the Closing shall not have occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(c) Section 2.1.5(c) of the Sellers Disclosure Schedule sets forth a list of Real Estate Leases, certain of which may be available for the Purchaser to elect to have the relevant Seller enter into a License at Closing with the Purchaser or a Designated Purchaser to the extent permitted by, and in accordance with (i) the terms of the related Real Estate Lease and applicable Law (the 365 Real Estate Leases on such Schedule, the “Licensed Real Estate Leases”, such Schedule to be supplemented as expressly set forth in the Real Estate Agreements Term Sheet), and (ii) the Real Estate Agreements Term Sheet; provided, that, the applicable U.S. Debtor shall (i) not be required to assume a Licensed Real Estate Lease prior to the Closing Date in connection with a License to Purchaser and (ii) have the right to reject any Licensed Real Estate Lease designated for License in the event that the Closing shall not have occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(d) The Contracts listed in the 365 Contract List and the 365 Real Estate Leases listed for assumption and assignment by the U.S. Debtors are collectively referred to as the “Assumed and Assigned Contracts”.

(e) The U.S. Debtors shall seek the approval of the U.S. Bankruptcy Court to permit (i) the assumption and assignment of the Assumed and Assigned Contracts and (ii) if and to the extent the landlord of the applicable Assumed and Subleased Real Estate Lease and Licensed Real Estate Lease has consented to the applicable Sublease or License, the Assumption of the Assumed and Subleased Real Estate Lease and the entry into Subleases in connection therewith and the assumption of Licensed Real Estate Leases and the entry into Licenses in connection therewith, all of the foregoing as part of the U.S. Sale Order in accordance with Section 5.1.

(f) Any (x) 365 Contract that the Purchaser has elected not to have assumed and assigned, and (y) 365 Real Estate Lease that the Purchaser has not elected to have assumed and assigned pursuant to Section 2.1.5(a)(ii) or under which the Purchaser has not elected to enter into a Sublease pursuant to Section 2.1.5(b) or a License pursuant to Section 2.1.5(b), shall be referred to as an “Excluded 365 Contract” and shall not be an Assigned Contract hereunder.

2.1.6. Assignment of Non-365 Contracts.

(a) Section 2.1.6(a) of the Sellers Disclosure Schedule sets forth:

(i) a list (the “Non-365 Contract List”) of all the Contracts (other than (a) 365 Contracts, (b) Leases and (c) licenses of Intellectual Property other than Inbound License Agreements that are used, as of the date hereof, exclusively in connection with the Business) that the Purchaser has elected to have the relevant Seller assign to the Purchaser or a Designated Purchaser at Closing (Contracts that may be included on the Non-365 Contract List, the “Non-365 Contracts”); and

(ii) a list of all the Leases other than 365 Real Estate Leases (“Non-365 Real Estate Leases”) relating to the Business that the Purchaser has elected to have the relevant Seller assign to the Purchaser or a Designated Purchaser at Closing, at Closing, in accordance with, and as provided by, the Real Estate Agreements Term Sheet (the “Designated Non-365 Real Estate Leases”); provided that the applicable Seller shall have the right to repudiate any Designated Non-365 Real Estate Lease designated for assignment in the event that the Closing shall not have occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(b) Section 2.1.6(b) of the Sellers Disclosure Schedule sets forth a list of Non-365 Real Estate Leases (other than the Assumed and Subleased Real Estate Leases) under which the Purchaser has elected to have the relevant Seller enter into a Sublease with the Purchaser or a Designated Purchaser to the extent permitted by, and in accordance with, the terms of the related Non-365 Real Estate Lease and applicable Law (the “Non-365 Subleased Real Estate Leases”) at Closing, in accordance with, and as provided by, the Real Estate Agreements Term Sheet; provided, that the applicable Seller shall have the right to repudiate any Non-365 Subleased Real Estate Lease designated for Sublease in the event that the Closing shall not have not occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(c) Section 2.1.6(c) of the Sellers Disclosure Schedule sets forth a list of Real Estate Leases, certain of which may be available for the Purchaser to elect to have the relevant Seller enter into a License (as defined in Section 5.28) at Closing, with the Purchaser or a Designated Purchaser to the extent permitted by, and in accordance with, (i) the terms of the related Real Estate Lease and applicable Law (the Non-365 Real Estate Leases on such Schedule, the “Non-365 Licensed Real Estate Leases”, such Schedule to be supplemented as expressly set forth in the Real Estate Agreements Term Sheet), and (ii) the Real Estate Agreements Term Sheet; provided, that the applicable Seller shall have the right to repudiate any Non-365 Licensed Real Estate Lease designated for License in the event that the Closing shall not have occurred on or before the date that is three (3) Business Days prior to the Latest Lease Rejection Date.

(d) The Contracts listed in the Non-365 Contract List and the Designated Non-365 Real Estate Leases are collectively referred to as the “Designated Non-365 Contracts”.

(e) Any (x) Non-365 Contract that the Purchaser has not elected to have assigned, and (y) any Non-365 Real Estate Lease that the Purchaser has not elected to have assumed and assigned pursuant to Section 2.1.6(a)(ii) or under which the Purchaser has not elected to enter into a Sublease pursuant to Section 2.1.6(b) or a License pursuant to Section 2.1.6(c), shall be referred to as an “Excluded Non-365 Contract” and shall not be an Assigned Contract hereunder.

(f) Subject to Section 2.1.7(e), Section 2.1.10, Section 5.14, the Real Estate Agreements Term Sheet and the receipt of any required Consent, all the Designated Non-365 Contracts in effect as of the Closing shall be assigned to the Purchaser or a Designated Purchaser at the Closing pursuant to Section 2.1.1(d) and Purchaser or a Designated Purchaser shall enter into a Sublease or a License at the Closing pursuant to Section 5.26 with the relevant Seller under each of the Non-365 Subleased Real Estate Leases and Non-365 Licensed Real Estate Lease, as the case may be, in effect as of the Closing.

2.1.7. Cure Costs; Adequate Assurance; Efforts.

(a) Except for those Assumed and Assigned Contracts set forth on Section 2.1.7 of the Sellers Disclosure Schedule, to the extent that assumption and assignment of any Assumed and Assigned Contract entails the payment of any Cure Cost, NNI shall, or shall cause the relevant U.S. Debtor to, pay or otherwise provide for payment of such Cure Cost as required by the U.S. Bankruptcy Code and provided in the U.S. Sale Order.

(b) To the extent that assignment to the Purchaser or a Designated Purchaser of any Designated Non-365 Contract entails the payment of any Cure Cost, the relevant Main Sellers shall, or shall cause the relevant Seller to, pay such amounts directly to such counterparty, and shall offer to do so on or prior to Closing in a manner agreed between such Main Seller or such relevant Seller, as applicable, and such counterparty or ordered by a court of competent jurisdiction.

(c) To the extent that the assumption and sublease or license of any Assumed and Subleased Real Estate Leases or Licensed Real Estate Leases entails the payment of any Cure Cost, NNI shall, or shall cause the relevant U.S. Debtor to pay or otherwise provide for payment of such Cure Cost as required by the U.S. Bankruptcy Code and provided in the U.S. Sale Order. To the extent that the assignment, sublease or license to the Purchaser or a Designated Purchaser of any Non-365 Real Estate Leases or the Non-365 Subleased Real Estate Leases or Non-365 Licensed Real Estate Leases entails the payment of any amount to any party other than a Seller, the relevant Main Sellers shall, or shall cause the relevant Seller to, pay such amounts directly to such contracting party, and shall offer to do so on or prior to Closing, in a manner agreed between such Main Seller or such relevant Seller, as applicable and such contracting party or ordered by a court of competent jurisdiction.

(d) Prior to the hearing before the U.S. Bankruptcy Court to approve the assumption and assignment of the Assumed and Assigned Contracts, the Purchaser shall provide, as necessary, adequate assurance of its and the relevant Designated Purchasers’ future performance under each Assumed and Assigned Contract to the parties thereto (other than the Sellers) in satisfaction of Section 365(f)(2)(B) of the U.S. Bankruptcy Code and to the extent required by the U.S. Sale Order.

(e) Sellers shall use reasonable efforts both before and after Closing to obtain all Consents in a form reasonably satisfactory to the Purchaser required to permit the assignment, sublease or license as applicable, to the Purchaser (or, if specified by the Purchaser, a Designated Purchaser) of the Assigned Contracts in force as of the Closing Date, and the entry into Subleases as applicable, the Purchaser shall reasonably cooperate with Sellers to the extent necessary to obtain the same; provided, however, that the Sellers shall be under no obligation to seek any such Consent prior to the completion of the Auction or to compromise any right, asset or benefit (including relinquishment of rights in the Retained Field of Use, as defined in the Intellectual Property License Agreement) or to expend any amount or incur any Liability or provide any other consideration in seeking such Consents (other than the payment of Cure Costs pursuant to this Section 2.1.7); provided, further, that Sellers’ obligations under this Section 2.1.7 with respect to any Lease shall be subject to Purchaser’s obligation to provide the adequate assurances required by the relevant landlord and/or the U.S. Bankruptcy Code as necessary, and, for greater certainty, except as set forth in Section 8.3(c), the failure to obtain any or all of such Consents shall not in itself entitle the Purchaser to terminate this Agreement or fail to complete the transactions contemplated hereby or entitle the Purchaser to any adjustment to the Purchase Price.

(f) To the extent that the obtaining of a Consent required pursuant to Section 5.16 with respect to a Specified CDMA Contract entails the payment of any Cure Cost, the Main Sellers shall pay or cause the relevant Seller to pay or otherwise provide for the payment of such Cure Cost prior to the Closing.

2.1.8. Local Sale Agreements. Subject to the terms and conditions hereof, if reasonably requested in writing by the Purchaser to effect the Closing on the terms hereof, the relevant Sellers shall, and the Purchaser shall, and shall cause the relevant Designated Purchasers to, enter into such agreements or instruments, including bills of sale and/or assignment and assumption agreements (the “Local Sale Agreements”), providing for (i) the sale, transfer, assignment or other conveyance to the Purchaser and relevant Designated Purchasers, in accordance with the requirements of applicable local Law, and (ii) the assumption by the Designated Purchasers of any Assumed Liability that the Purchaser intends to allocate to them. In the event of a conflict between this Agreement and the Local Sale Agreement, this Agreement shall prevail.

2.1.9. EMEA Debtors. None of the EMEA Debtors or the Joint Administrators shall assume, or be deemed to assume, any Liability whatsoever under this Agreement and nothing in this Agreement shall apply to, or govern, the sale, assignment, transfer, retention or assumption of assets, rights, properties or Liabilities of, or by, any EMEA Debtors or the Joint Administrators in any manner whatsoever. Neither the Purchaser nor any Designated Purchaser shall be entitled to make any claim under this Agreement, or assert any right hereunder, against any Person other than the Sellers.

2.1.10. Non-Assignable Assets. Notwithstanding anything in this Agreement to the contrary, if a Consent of a Third Party (including a Government Entity) has not been obtained on or prior to Closing, then, unless such Consent is subsequently obtained, this Agreement shall not constitute an agreement to sell, transfer or assign, directly or indirectly, any Asset or any obligation or benefit arising thereunder if an attempted direct or indirect sale, transfer, lease, sublease or assignment thereof, without such Consent, would constitute a breach, default, violation or other contravention of the rights of such Third Party or would be ineffective with respect to any party to a Contract concerning such Asset. For greater certainty, except as set forth in Section 8.3(c), failure to obtain any such Consent shall not entitle the Purchaser to terminate this Agreement or fail to complete the transactions contemplated hereby or entitle the Purchaser to any adjustment of the Purchase Price.

Section 2.2. Purchase Price; Adjustment.

2.2.1. Purchase Price. Pursuant to the terms and subject to the conditions set forth in this Agreement, in consideration of the sale of the Assets pursuant to the terms hereof, and of the rights granted by certain Sellers under the Intellectual Property License Agreement and the Trademark License Agreement, the Purchaser, on its own behalf and as agent for the relevant Designated Purchasers, shall (x) assume and become obligated to pay, perform and discharge, when due, the Assumed Liabilities and (y) pay to the Sellers an amount of cash (the “Purchase Price”) equal to six-hundred-fifty million dollars ($650,000,000) as adjusted pursuant to Section 2.2.3, so adjusted, the Final Purchase Price.

2.2.2. Estimated Purchase Price.

(a) For purposes of determining the amount of cash to be paid as the Estimated Purchase Price by the Purchaser to the Sellers at the Closing pursuant to Section 2.3.2(b), at least three (3) Business Days prior to the Closing Date, the Main Sellers shall deliver to the Purchaser a statement prepared in good faith in accordance with the Calculation Principles (in all cases without double-counting of Cure Costs) and the terms hereof setting forth (i) the estimated Net Inventory Value as of the Closing (the “Estimated Net Inventory Value”), (ii) the estimated amount of the CIP Receivables Amount as of the Closing (the “Estimated CIP Receivables Amount”), (iii) the estimated Contractual Liabilities Amount as of the Closing (the “Estimated Contractual Liabilities Amount”), (iv) an estimate of the Royalty Liability Amount as of the Closing (the “Estimated Royalty Liability Amount”), (v) an estimate of the Warranty Provision Amount as of the Closing (the “Estimated Warranty Provision Amount”), (vi) an estimate of the Adjusted Net Working Capital (the “Estimated Adjusted Net Working Capital”) which shall be in the form of and shall use the line items as set out in the Adjusted Net Working Capital Statement, (vii) an estimate of the Employee Adjustment Amount as of the Closing (the “Estimated Employee Adjustment Amount”) and (viii) the Estimated Purchase Price.

(b) As used in this Agreement, “Estimated Purchase Price” means an amount equal to:

(i) the Purchase Price; minus

(ii) $2,600,000 for the China Assets; plus

(iii) an amount, which may be positive or negative, equal to the Estimated Adjusted Net Working Capital plus $22,000,000; minus

(iv) the Estimated Employee Adjustment Amount (if any);

provided, however, that if the difference calculated in clause (iii) is a positive number greater than $30,000,000, then the difference shall be deemed to be $30,000,000 for purposes of calculating the Estimated Purchase Price.

(c) As used in this Agreement and as set forth in the attached Adjusted Net Working Capital Statement in Exhibit C, the “Adjusted Net Working Capital” means an amount equal to

(i) the Net Inventory Value; plus

(ii) the CIP Receivables Amount; plus

(iii) the Contractual Liabilities Amount; minus

(iv) the Royalty Liability Amount; minus

(v) the Warranty Provision Amount.

2.2.3. Purchase Price Adjustment; Closing Statement; Dispute Resolution.

(a) As promptly as practicable (and in any event within thirty (30) days after the Closing), the Purchaser shall deliver to the Main Sellers a written statement (the “Closing Statement”) that shall contain the Purchaser’s final calculation of (i) the Net Inventory Value as of the Closing (the “Closing Net Inventory Value”), (ii) the CIP Receivables Amount as of the Closing (the “Closing CIP Receivables Amount”), (iii) the Contractual Liabilities Amount as of the Closing (the “Closing Contractual Liabilities Amount”), (iv) the Royalty Liability Amount as of the Closing (the “Closing Royalty Liability Amount”), (v) the Warranty Provision as of the Closing (the “Closing Warranty Provision Amount”), (vi) the Adjusted Net Working Capital as of the Closing (the “Closing Adjusted Net Working Capital”) which shall be in the form of and shall use the line items as set out in the Adjusted Net Working Capital Statement (vii) the Employee Adjustment Amount as of the Closing (the “Closing Employee Adjustment Amount”) and (viii) the final Purchase Price based on the foregoing, which shall be equal to the Purchase Price; plus (A) an amount, which may be positive or negative, equal to the Closing Adjusted Net Working Capital (calculated without double-counting Cure Costs) plus $22,000,000; minus (B) the Closing Employee Adjustment Amount; provided, however, that if the amount calculated in clause (A) is a positive number greater than $30,000,000, then the difference shall be deemed to be $30,000,000 for purposes of calculating the Purchase Price (the Purchase Price, so adjusted as provided in this Section 2.2.3.(a), the “Final Purchase Price”). The Closing Statement shall be prepared in accordance with the Calculation Principles and the terms hereof.

(b) If the Main Sellers disagree with the determination of the Closing Statement, the Main Sellers shall notify the Purchaser of such disagreement within thirty (30) days after delivery of the Closing Statement (such notice, the “Disagreement Notice”). The Disagreement Notice shall set forth, in reasonable detail, any disagreement with, and any requested adjustment to, the Closing Statement. If the Main Sellers fail to deliver the Disagreement Notice by the end of such thirty (30) day period, the Main Sellers shall be deemed to have accepted as final the Closing Statement delivered by the Purchaser. Matters included in the calculations in the Closing Statement to which the Main Sellers do not object in the Disagreement Notice shall be deemed accepted by the Main Sellers and shall not be subject to further dispute or review. Throughout the periods during which the Closing Statement is being prepared and any disputes that may arise under this Section 2.2.3 are being resolved, the Purchaser shall, promptly upon request, provide the Main Sellers and their accountants access to the books, records and personnel of the Business and all documents, schedules and workpapers used by the Purchaser in the preparation of the Closing Statement or that are otherwise reasonably necessary for the Main Sellers and their accountants to review the Closing Statement (provided that nothing herein shall require the Purchaser to disclose any information to the Main Sellers if such information disclosure would jeopardize any attorney-client or legal privilege or contravene any applicable Law, fiduciary duty or agreement, it being understood, that Purchaser and the Designated Purchasers shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Main Sellers or their Representatives to occur without so jeopardizing privilege or contravening such Law, duty or agreement). The Main Sellers and the Purchaser shall negotiate in good faith to resolve any disagreement with respect to the Closing Statement, and any resolution agreed to in writing by the Main Sellers and the Purchaser shall be final and binding upon the Parties.

(c) If the Main Sellers and the Purchaser are unable to resolve any disagreement as contemplated by Section 2.2.3(b) within thirty (30) days after delivery of a Disagreement Notice by the Main Sellers, the Independent Auditor shall serve as arbitrator (the “Accounting Arbitrator”) to resolve such disagreement. The Primary Parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Closing Statement as to which the Primary Parties have not resolved their disagreement and to conduct such hearings as it considers necessary to resolve such disagreement. The Primary Parties shall use their reasonable efforts to cause the Accounting Arbitrator to deliver to the Primary Parties, as promptly as practicable (and in no event later than fifteen (15) days after its appointment), a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. Such report and the Closing Statement, as adjusted thereby, shall be final and binding upon the Sellers, the Purchaser and the Designated Purchaser. In the event the Accounting Arbitrator concludes that the Purchaser was correct as to a majority (by dollar amount) of the disputed items, then the Sellers shall pay the Accounting Arbitrator’s fees, costs and expenses. In the event the Accounting Arbitrator concludes that the Main Sellers were correct as to a majority (by dollar amount) of the disputed items, then the Purchaser shall pay the Accounting Arbitrator’s fees, costs and expenses.

2.2.3.1. Purchase Price Adjustment. If (i) the Final Purchase Price, as finally determined in accordance with this Section 2.2.3, is less than the Estimated Purchase Price, (A) the parties agree to cause the Escrow Agent to pay to the Purchaser the lesser of (x) the excess of the Estimated Purchase Price over the Final Purchase Price, or (y) the Working Capital Escrow Amount, and (B) the Sellers shall pay the amount of any such excess not to be paid by the Escrow Agent pursuant to the preceding clause (A), provided that in the event that the excess of the Estimated Purchase Price over the Final Purchase Price is less than the Working Capital Escrow Amount, the Parties agree to cause the Escrow Agent to pay to the Sellers the balance, and (ii) if the Final Purchase Price, as finally determined in accordance with this Section 2.2.3, exceeds the Estimated Purchase Price, Purchaser shall pay to Sellers the amount by which the Final Purchase Price exceeds the Estimated Purchase Price and the Escrow Agent shall pay the full Working Capital Escrow Amount to the Sellers, in either case by wire transfer of immediately available U.S. dollar funds to an account designated by the party receiving payment, within (3) three Business Days after the final determination of the Final Purchase Price, plus interest on such amount, accrued from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement.

2.2.4. Working Capital Escrow.

(a) At or prior to the Closing, each of the Main Sellers and the Purchaser shall enter into the Escrow Agreement with the Escrow Agent in the form of Exhibit G.

(b) Each of the Main Sellers and the Purchaser hereby undertake to promptly execute and deliver to the Escrow Agent, in accordance with the formalities set forth in the Escrow Agreement, instructions to pay to the Sellers or the Purchaser, as applicable, funds from the escrow account established pursuant to the Escrow Agreement any time that such Person becomes entitled to such payment from the Escrow Account pursuant to Section 2.2.3.1.

Section 2.3. Closing.

2.3.1. Closing Date. The completion of the purchase and sale of the Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP in New York, New York, commencing at 10:00 a.m. local time on the earliest of (i) July 31, 2009, subject to the waiver or fulfillment of the conditions set forth under ARTICLE VIII (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions), (ii) on the date which is five (5) Business Days after the day upon which all of the conditions set forth under ARTICLE VIII (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions) have been satisfied or, if permissible, waived by the Main Sellers and/or the Purchaser (as applicable), and (iii) on such other place, date and time as shall be mutually agreed upon in writing by the Purchaser and the Main Sellers (the day on which the Closing takes place being the “Closing Date”).

2.3.2. Closing Actions and Deliveries. At the Closing, the Sellers and the Purchaser shall, and the Purchaser shall cause the Designated Purchasers to, enter into (i) the Ancillary Agreements to which it is contemplated that they will be parties, to the extent such agreements have not yet been entered into (except as otherwise provided in the Real Estate Agreements

Term Sheet), and (ii) instruments of assignment and assumption effecting the transfer of the Assets and the Assigned Intellectual Property from the Sellers to the Purchaser or the Designated Purchaser(s), as applicable;

(a) At the Closing the Sellers shall deliver to the Purchaser, (x) in the case of a Seller that is a “United States person” within the meaning of Section 7701 of the Code and applicable Treasury Regulations, a duly executed certificate of non-foreign status in accordance with Section 1445 of the Code and applicable Treasury Regulations, or (y) in the case of a Seller that is not a “United States person” within the meaning of Section 7701 of the Code and applicable Treasury Regulations, a duly executed certificate certifying that none of the Assets transferred or assigned to the Purchaser or a Designated Purchaser pursuant to this Agreement by such Seller constitute a “United States real property interest” within the meaning of Section 1445 of the Code and applicable Treasury Regulations;

(b) At the Closing, the Purchaser shall deliver or cause to be delivered:

(i) to the Sellers, an amount equal to the Estimated Purchase Price, less the Working Capital Escrow Amount, by wire transfer in immediately available funds to an account or accounts designated by the Main Sellers in a written notice to the Purchaser at least two (2) Business Days prior to the Closing Date;

(ii) to the Escrow Agent, an amount equal to the Working Capital Escrow Amount; and

(iii) to the Main Sellers, a duly executed certificate of an executive officer of the Purchaser certifying the fulfillment of the conditions set forth in Section 8.2.

(c) At the Closing, NNI shall deliver or cause to be delivered:

(i) an updated Section 4.11(b) of the Sellers Disclosure Schedule (if applicable), dated as of a date no earlier than three (3) days prior to the Closing; and

(ii) a duly executed certificate of an executive officer of NNI certifying the fulfillment of the conditions set forth in Section 8.3.

(d) At the Closing, each Party shall deliver, or cause to be delivered, to the other any other documents reasonably requested by such other Party in order to effect, or evidence the consummation of, the transactions contemplated herein.

Section 2.4. Designated Purchaser(s).

(a) The Purchaser shall be entitled to designate, in accordance with the terms and subject to the limitations set forth in this Section 2.4, one or more Wholly-Owned Subsidiaries to (i) purchase specified Assets (including specified Assigned Contracts), (ii) assume specified Assumed Liabilities, and/or (iii) employ specified Transferring Employees on and after the Employee Transfer Date (any Subsidiary of the Purchaser that shall be properly designated by the Purchaser in accordance with this clause, a “Designated Purchaser”), it being understood and agreed, however, that any such right of the Purchaser to designate a Designated Purchaser is conditioned upon (x) such Designated Purchaser being able to perform the applicable covenants under Section 2.1.7 and ARTICLE VII and demonstrate satisfaction of the applicable requirements of Section 365 of the U.S. Bankruptcy Code (to the extent applicable), including the provision of adequate assurance for future performance, with respect to the Assumed and Assigned Contracts and (y) any such designation not creating any Liability (including any Liability relating to Taxes) for the Sellers or their Affiliates that would not have existed had the Purchaser purchased the relevant Assets, assumed the relevant specified Liabilities and/or employed the relevant specified Transferring Employees. No such designation shall relieve the Purchaser of any of its obligations hereunder. Any breach hereof by a Designated Purchaser shall be deemed a breach by Purchaser. The Purchaser and each Designated Purchaser shall be jointly and severally liable for any obligations assumed by any of them hereunder. In furtherance of its rights under this Section 2.4 the Purchaser has designated the Person(s) listed on Exhibit 2.4 as the Designated Purchaser(s) hereunder.

(b) The Purchaser by way of a written notice to be delivered to the Sellers as soon as reasonably practicable after the date hereof and in no event later than the fifteenth (15th) day prior to the Closing Date, (i) may amend Exhibit 2.4, provided, that such amended Exhibit 2.4 shall contain appropriate information about the Designated Purchaser(s) listed on such amended Exhibit 2.4; and (ii) shall indicate which Assets, Assumed Liabilities and Transferring Employees the Purchaser intends the Designated Purchaser(s) to purchase, assume and/or employ, as applicable, hereunder.

(c) The Purchaser shall deliver to the Sellers as soon as reasonably practicable after the date hereof and in no event later than the fifteenth (15th) day prior to the Closing Date a signed counterpart to this Agreement in a form acceptable to the Main Sellers, signed by such Designated Purchaser(s), agreeing to be bound by the terms of this Agreement and authorizing the Purchaser to act as such Designated Purchaser(s)’ agent for all purposes hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 3.1. Organization and Corporate Power.

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the Netherlands. Each of the Purchaser and the Designated Purchasers has the requisite corporate power and authority to (i) enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a party and (ii) to own, lease and operate its assets and to carry on its business as it is now being conducted.

(b) Each of Purchaser and the Designated Purchasers is duly qualified or licensed to own or lease and operate its properties and assets (including the Assets), and is in good standing, in each jurisdiction in which its ownership of assets or operation of business requires it to so qualify or to be so licensed, except to the extent that the failure to be so qualified or licensed would not materially hinder, delay or impair the Purchaser’s or any such Designated Purchaser’s ability to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is or will become a party.

Section 3.2. Authorization; Binding Effect; No Breach.

(a) The execution, delivery and performance of each Transaction Document to which the Purchaser or any of the Designated Purchasers is a party have been duly authorized by the Purchaser and the relevant Designated Purchasers, as applicable. This Agreement has been duly executed and delivered by the Purchaser, and the other Transaction Documents to which the Purchaser or any Designated Purchaser is, or on the Closing Date will become, a party have been or will be duly executed and delivered by the Purchaser and each Designated Purchaser party thereto. Assuming due authorization, execution and delivery by the relevant Sellers, each Transaction Document to which the Purchaser or any Designated Purchaser is a party constitutes, or upon execution thereof will constitute, a valid and binding obligation of the Purchaser or such Designated Purchaser, as applicable, enforceable against such Person in accordance with its respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

(b) The execution, delivery and performance by each of the Purchaser and the Designated Purchasers of the Transaction Documents to which the Purchaser or such Designated Purchaser is, or on the Closing Date will be, a party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, give to any Person any right of termination, amendment, modification, acceleration or cancellation or any preemptive right or right to the payment of any penalty under, or require any Consent (other than the Regulatory Approvals) or other action by or declaration or notice to any Government Entity pursuant to (i) the articles, charter or by-laws of the Purchaser or the relevant Designated Purchaser, (ii) any material contract to which the Purchaser or the relevant Designated Purchaser is a party or to which any of its assets is subject or (iii) any Laws to which the Purchaser, the relevant Designated Purchaser, or any of their assets is subject, except, in the case of (ii) and (iii) above, for such defaults, violations, actions and notifications that have not materially hindered, delayed or impaired, and would not reasonably be expected to, individually or in the aggregate, materially hinder, delay or impair, the performance by the Purchaser or the Designated Purchasers of any of their obligations under the Transaction Documents.

Section 3.3. Financing. The Purchaser has, as of the date hereof, and will have as of the Closing (i) sufficient funds available for purposes of funding the transactions contemplated herein and paying any other amount due hereunder or in respect hereof and (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder. The Purchaser has not, as of the date hereof, and will not have as of the Closing, incurred any obligation, commitment, restriction or liability of any kind, which would materially impair or adversely affect such resources and capabilities. Notwithstanding anything to the contrary herein, the Purchaser’s obligations to consummate the transactions contemplated by this Agreement are not conditioned or contingent in any way upon the receipt of financing from any Person.

Section 3.4. Adequate Assurance of Future Performance. To the extent required by any Bankruptcy Laws or other Laws, the Purchaser will be able to provide, at Closing or on such earlier date as is designated by the U.S. Bankruptcy Court, adequate assurance of its and/or the relevant Designated Purchasers’ future performance under each Assumed and Assigned Contract to the parties thereto (other than the U.S. Debtors) in satisfaction of Section 365(f)(2)(B) of the U.S. Bankruptcy Code, and no other or further assurance will be necessary thereunder with respect to any Assumed and Assigned Contract, except as otherwise provided in the Real Estate Agreements Term Sheet.

Section 3.5. Purchaser’s Acknowledgments; Exclusivity of Representations and Warranties. The Purchaser acknowledges and agrees that (i) except for the representations and warranties expressly set forth herein or in any Ancillary Agreement, the Purchaser has not relied on any representation or warranty from the Sellers or any Affiliate of the Sellers or any employee, officer, director, accountant, financial, legal or other Representative of the Sellers or its Affiliates in determining whether to enter into this Agreement; (ii) except for the representations and warranties expressly set forth herein or in any Ancillary Agreement, none of the Sellers or any employee, officer, director, accountant, financial, legal or other Representative of the Sellers or any Affiliate of the Sellers has made any representation or warranty, express or implied, as to the Business (or the value or future thereof) or the Assets (including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any of the Assets, including under the International Convention on Contracts for the Sale of Goods (Geneva Convention) and any other applicable sale of goods Laws), the Assumed Liabilities, or any Affiliate of any such Person or the accuracy or completeness of any information regarding any of the foregoing that the Sellers or any other Person furnished or made available to the Purchaser and its Representatives (including any projections, estimates, budgets, offering memoranda, management presentations or due diligence materials).

Section 3.6. Brokers. Except for fees and commissions that will be paid by the Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates.

Section 3.7. Absence of Certain Business Practices. During the two (2) years prior to the date hereof, neither the Purchaser, its respective Subsidiaries or, to the knowledge of the Purchaser, any of its officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Purchaser or its Subsidiaries has, directly or indirectly (i) given, offered, solicited or agreed to give, offer or solicit any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment, regardless of form and whether in money, property or services, to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or its Subsidiaries in connection with the development, marketing, use, sale or acceptance of products or services of the Purchaser or its Subsidiaries (or to assist the Purchaser or its Subsidiaries in connection with any actual or proposed transaction relating to the products and services of the Purchaser or its Subsidiaries) in violation of law; (ii) used any corporate funds or, to the knowledge of the Purchaser, any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (iii) made any unlawful payment to domestic government officials or employees, or to domestic political parties or campaigns, from corporate funds; (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (v) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; or (vi) made any false or fictitious entry on the books or records of the Purchaser relating to any such payments.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except (a) for disclosure in any section of the Sellers Disclosure Schedule of any facts or circumstances, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, if it is reasonably apparent on its face from the Sellers Disclosure Schedule that such disclosure is applicable, (b) as expressly contemplated by this Agreement or (c) to the extent relating to the Excluded Assets or the Excluded Liabilities, each of the Main Sellers jointly and severally represents and warrants to the Purchaser as set forth in this ARTICLE IV:

Section 4.1. Organization and Corporate Power.

(a) Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Subject to entry of the U.S. Bidding Procedures Order and the U.S. Sale Order in the case of the U.S. Debtors and the Canadian Sales Process Order and Canadian Approval and Vesting Order in the case of the Canadian Debtors and receipt of other Consents from the U.S. Bankruptcy Court and the Canadian Court in connection with the transactions contemplated hereby and in the other Transaction Documents (collectively, the “Bankruptcy Consents”), each of the Sellers has the requisite corporate power and authority to (i) enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a party and (ii) own, lease and operate its assets, including the Assets, as applicable, and to carry on the Business as it is now being conducted.

(b) Each of the Sellers is duly qualified or licensed to do business and to own, lease and operate its properties and assets, including the Assets, and to carry on the Business as it is currently being conducted, as applicable in each jurisdiction in which its ownership of property or conduct of business relating to the Business requires it to so qualify or to be so licensed and is in good standing in each jurisdiction in which its ownership of property or conduct of business relating to the Business requires it to so qualify or be licensed, except to the extent that the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, materially hinder, delay or impair the performance by the Sellers of any of their obligations under the Transaction Documents.

Section 4.2. Authorization; Binding Effect; No Breach.

(a) Subject to the receipt of the Bankruptcy Consents (i) the execution, delivery and performance by each Seller of the Transaction Documents to which such Seller is, or at the Closing will be, a party has been duly authorized by such Seller, (ii) this Agreement has been duly executed and delivered by the Main Sellers, and the other Transaction Documents to which the Main Sellers are, or on the Closing Date will become, parties have been or will be executed and delivered by the Main Sellers thereto; and (iii) the execution, delivery and performance by each Other Seller of the Transaction Documents to which such Seller will be a party will have been duly authorized by such Other Seller by the time such Other Seller executes this Agreement. Subject to receipt of the Bankruptcy Consents, and assuming due authorization, execution and delivery by the Purchaser and the Designated Purchasers parties thereto, the Transaction Documents to which any Seller is or will be a party, will constitute, a legal, valid and binding obligation of such Seller, enforceable against such Person in accordance with its respective terms, subject to (in the case of Non-Debtor Sellers) applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

(b) Subject to receipt of the Bankruptcy Consents (where applicable), the Regulatory Approvals, and the receipt of Consents in connection with the Assigned Contracts, any Subleases, Licenses and any other Consents expressly provided for herein, the execution, delivery and performance by each Seller of the Transaction Documents to which such Seller is, or on the Closing Date will be, a party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, give to any Person any right of termination, amendment, modification, acceleration or cancellation or any preemptive right or right to the payment of any penalty under, or result in the creation or imposition of any Lien upon any of the Assets, or require any Consent (other than the Regulatory Approvals and the Bankruptcy Consents) or other action by or declaration or notice to any Government Entity pursuant to (i) the articles, charter or by-laws of the relevant Sellers, (ii) any material contract to which the relevant Seller is a party or to which any of its or their assets are subject, (iii) any order of any Government Entity applicable to any Seller or by which any of their respective properties or Assets are bound or (iv) any Laws to which any of the Sellers, or any of the Assets are subject, except, in the case of (ii), (iii), and (iv) above, for such defaults, violations and notifications that would not, individually or in the aggregate, materially hinder, delay or impair the performance by the Sellers of any of their obligations under the Transaction Documents.

Section 4.3. Title to Tangible Assets. Except for Seller Encumbrances, the Owned Net Inventory and the Owned Equipment is owned beneficially by one or more of the Sellers, free and clear of all Liens (except Seller Encumbrances), and such Sellers have good and marketable title thereto.

Section 4.4. Material Contracts.

(a) Section 4.4(a) of the Sellers Disclosure Schedule sets forth, as of the date hereof, a list of every Seller Contract (but excluding (a) all licenses of Intellectual Property,

all of which are addressed in Section 4.5 below and (b) all Real Estate Leases, all of which are addressed by Section 4.9 below) in each case other than purchase orders and invoices and any third-party or intercompany agreements related to Overhead and Shared Services, that:

(i) in the most recent fiscal year of the Main Sellers resulted in, or is reasonably expected by its terms in the future to result in, (A) the payment of more than $2,000,000 per annum in the aggregate or (B) the receipt by the Business of more than $2,000,000 per annum in the aggregate, except any contracts referred to in any other subsection;

(ii) materially restricts the Business from engaging in any business activity anywhere in the world;

(iii) is a material joint venture, partnership or alliance Contract;

(iv) is a research and development Contract involving consideration or expenditures in excess of $2,000,000 per annum;

(v) is a manufacturing or supply Contract involving (A) the purchase of CDMA Products for the Business, or (B) the LTE Business;

(vi) contains (i) any non-competition, non-solicitation or similar agreements or arrangements or (ii) any “earn-out” or similar agreements or arrangements; or

(vii) is a classified contract requiring contractor employees to have access to classified information during contract performance

(all the above, collectively, the “Material Contracts”).

(b) The Sellers have made available to the Purchaser true, correct and complete copies of all of the Seller Contracts. Each Seller Contract is legal, valid, binding and enforceable against the Seller party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect (in each case, subject to the Bankruptcy Proceedings and subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law).

(c) As of the date hereof, except as disclosed in Section 4.4(c) of the Sellers Disclosure Schedule, the Sellers (or any Affiliate of the Sellers) have not been notified in writing that any of them is in breach or default under any Seller Contract, and, to the Knowledge of Seller, no other party to any Seller Contract is in breach or default thereof, nor have the Sellers or any of their respective Affiliates been notified in writing of such other party’s intention to terminate any Seller Contract.

(d) Since January 14, 2009, the Sellers (or any Affiliate of the Sellers) have not received written notification that any of the customers or suppliers party to the Seller Contracts set forth on Section 4.4(d) of the Disclosure Schedule intends to materially reduce the level of Products it purchases from the Business subsequent to Closing or materially reduce the level of supplies it provides to the Business subsequent to Closing, as applicable.

Section 4.5. Intellectual Property.

(a) The Assigned Intellectual Property, the Licensed Intellectual Property and the Intellectual Property licensed to the Sellers and/or their Affiliates under the Inbound License Agreements and the Patent Cross Licenses include all the material Intellectual Property that, as of the date hereof, is used in connection with the conduct and operation of the Business, except with respect to any Intellectual Property included in Overhead and Shared Services.

(b) A list of all the Assigned Intellectual Property registered in the name of the Sellers is set forth in Section 4.5(b) of the Sellers Disclosure Schedule (such listed Intellectual Property, the “Business Registered IP”). To the Knowledge of the Sellers, the Business Registered IP is subsisting and in full force and effect. The foregoing will not be construed as a warranty that any Patent or Trademark will issue or be registered based on any application pending as of the Closing.

(c) The Assigned Intellectual Property is not subject to any Liens other than Seller Encumbrances and licenses entered into prior to Closing. The Sellers own all right, title and interest in and to each such item of Assigned Intellectual Property.

(d) Except as set forth in Section 4.5(d) of the Sellers Disclosure Schedule, to the Knowledge of the Sellers, no Seller has received any written assertions during the two (2) years prior to the date hereof that (i) any Seller’s operations of the Business, including such Seller’s use, performance, licensing, copying, distribution, sale, offer for sale, lease, manufacture, having made, importation, or any other exploitation of the Products sold by the Business or of the CDMA Services rendered by the Business infringes, misappropriates or violates any Intellectual Property right of any Third Party; or (ii) the use or exploitation of any of the Assigned Intellectual Property infringes or violates any Intellectual Property of or was misappropriated from a Third Party.

(e) To the Knowledge of the Sellers, as of the date hereof, there has been no assertion or claim made in writing to Sellers during the two (2) years prior to the date hereof asserting invalidity, misuse or unenforceability of any Assigned Intellectual Property or challenging the Sellers’ right to use, right to transfer, or ownership of the Assigned Intellectual Property.

(f) Section 4.5(f)(i) of the Sellers Disclosure Schedule sets forth a list of Patent Cross Licenses, indicating for each Patent Cross License, the title and the parties thereto, except to the extent a Patent Cross License prohibits disclosure of its existence without consent of the relevant Third Party, which consent the Sellers were unable to reasonably obtain, in which case such Patent Cross License has been omitted from Section 4.5(f)(i) of the Sellers Disclosure Schedule. Section 4.5(f)(ii) of the Sellers Disclosure Schedule sets forth a list of all material Contracts granting to the Sellers or any of their Affiliates any license under or to any Intellectual Property owned by a Third Party that is, as of the date hereof, incorporated in or used in connection with the design, development, testing, manufacturing, sale, distribution, support or servicing of any products and services within the Business (collectively, the “Inbound License Agreements”), indicating for each Inbound License Agreement, the title and the parties thereto, except to the extent an Inbound License Agreement prohibits disclosure of its existence without consent of the relevant Third Party, which consent the Sellers were unable to reasonably obtain, in which case such agreement has been omitted from Section 4.5(f)(ii) of the Sellers Disclosure Schedule, but the number of such Inbound License Agreements that have been omitted is set out in Section 4.5(f)(ii) of the Sellers Disclosure Schedule and the Sellers shall use reasonable efforts to provide such other information as reasonably requested by the Purchaser regarding such Inbound License Agreements, the disclosure of which does not breach such prohibition. Section 4.5(f)(iii) of the Sellers Disclosure Schedule sets forth a list of all material Contracts (other than Patent Cross Licenses) under which the Sellers grant a license to a Third Party under Assigned Patents where the predominant purpose of the Contract is the grant of a Patent license (collectively, the “Outbound License Agreements”), indicating for each Outbound License Agreement the title and the parties thereto, except to the extent an Outbound License Agreement prohibits disclosure of its existence without consent of the relevant Third Party, which consent the Sellers were unable to reasonably obtain, in which case such agreement has been omitted from Section 4.5(f)(iii) of the Sellers Disclosure Schedule, but the number of such Outbound License Agreements that have been omitted is set out in Section 4.5(f)(iii) of the Sellers Disclosure Schedule and the Sellers shall use reasonable efforts to provide such other information as reasonably requested by the Purchaser regarding such Outbound License Agreements, the disclosure of which does not breach such prohibition.

(g) To the Knowledge of the Sellers, Section 4.5(g) of the Sellers Disclosure Schedule sets forth a list of any Open Source Software incorporated into any of the Products and, whenever possible, describes (i) the specific Open Source Software used; (ii) the specific Open Source Software version; (iii) the licensor(s) of the specific Open Source Software; and (iv) the Products or portions thereof into which such Open Source Software is incorporated.

(h) Notwithstanding any provision herein to the contrary, this Section 4.5 consists of the sole representation and warranty in this Agreement regarding non-infringement, non-violation and non-misappropriation of Intellectual Property.

Section 4.6. Litigation. As of the date hereof, except for the Bankruptcy Proceedings and except as set forth in Section 4.6 of the Sellers Disclosure Schedule, there is no material Action pending or, to the Knowledge of the Sellers, threatened, against, involving or affecting the Business or the Assets. As of the date hereof, except for Orders and settlements entered in connection with the Bankruptcy Proceedings, there is no Order or settlement to which Sellers are subject that directly and materially affects or restricts the ownership of the Assets, Assumed Liabilities or the Business, and no Action is pending or, to the Knowledge of Sellers, threatened against the Sellers that questions the validity of this Agreement or the Transaction Documents or any action taken or to be taken by the Sellers in connection with this Agreement or the Transaction Documents.

Section 4.7. Financial Statements.

(a) Section 4.7(a) of the Sellers Disclosure Schedule sets forth (i) the audited consolidated balance sheets of NNC as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2008 (the “Annual Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of NNC has of March 31, 2009, and the related consolidated statements of operations and cash flows for the three-month period then ended (the “Interim Unaudited Financial Statements”). The Interim Unaudited Financial Statements were prepared in accordance with Nortel Accounting Principles applied in a manner consistent with historical practices (subject to normal year-end adjustments, the effect of which are not material in nature individually or in the aggregate, and except for the omission of certain footnotes and other presentation items required by GAAP) consistently applied and maintained throughout the periods indicated, and fairly present in all material respects the financial position, results of operations and cash flows of NNC as of the date thereof and for the periods covered thereby.

(b) Section 4.7(b) of the Sellers Disclosure Schedule sets forth the unaudited management statements of assets and liabilities of the Business as of December 31, 2008 (the “Balance Sheet Date”) and the related unaudited management statements of income of the Business for the one- (1-) year period ended on the Balance Sheet Date (together, the “Unaudited Financial Statements”). Except as set forth in the Unaudited Financial Statements, such Unaudited Financial Statements were prepared based on the financial books and records maintained by the Sellers for the Business on the basis of the Nortel Accounting Principles and fairly presents in all material respects the selected balance sheet accounts and income statements set forth therein for the Business, in each case as of the dates and for the periods presented therein. The Unaudited Financial Statements (a) have been prepared in accordance with the Nortel Accounting Principles, (b) include estimated costs that do not necessarily represent the costs that were actually allocated to the Business for the relevant periods (or that the Business will incur after the Closing) (c) reflect the estimated historical operation of the Business for the periods specified therein and (d) do not represent the balance sheet accounts or the income statements that would have occurred if the Business had been operated by the Sellers as a “stand alone” entity.

Section 4.8. Compliance with Laws; Consents.

(a) No Seller is in material violation of any Laws applicable to the Business, the Leased Real Property, the Direct Lease Real Estate or the Assets, and none of the Sellers has received any written notice or written claims from any Government Entity within the twelve (12) months preceding the date hereof relating to any material non-compliance of the Business, the Leased Real Property, the Direct Lease Real Estate or the Assets with any applicable Law nor are there, based on the Knowledge of the Sellers, any such notice or claims threatened or pending, except where such notices or claims would not, individually or in the aggregate, materially hinder, delay or impair the performance by the Sellers of any of their obligations under the Transaction Documents.

(b)(i) all the Consents of Government Entities necessary for, or otherwise material to, the conduct of the Business as conducted on the date hereof, have been duly obtained and are in full force and effect and (ii) the relevant Sellers are in compliance with all material terms of each of such Consents, in each case except for such violations as would not have, individually or in the aggregate, a Material Adverse Effect. None of the Sellers has received any written notice or written claims from any Government Entity relating to any material non-

compliance of the Business, the Leased Real Property, the Direct Lease Real Estate or the Assets with such Consents nor are there, based on the Knowledge of the Sellers, any such notice or claims threatened or pending, except where such claims would not, individually or in the aggregate, materially hinder, delay or impair the performance by the Sellers of any of their obligations under the Transaction Documents.

Section 4.9. Real Property.

(a) Section 4.9(a) of the Sellers Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a list of all Real Estate Leases, Licensed Real Estate Leases or Non-365 Licensed Real Estate Leases that will be leased, subleased or licenses for each such parcel of Leased Real Property, each of which Lease is legal, valid, binding, enforceable in accordance with its terms and in full force and effect. The Sellers have made available to Purchaser a true and complete copy of each such Real Estate Lease, Licensed Real Estate Lease or Non-365 Licensed Real Estate Lease. Each of the Real Estate Leases is a valid and existing leasehold interest of the applicable Seller free of Liens created by Sellers (other than Seller Encumbrances or as otherwise provided in the Real Estate Agreements Term Sheet) and is a binding obligation of the applicable Seller. To the Knowledge of the Sellers, no party is in material default under any Real Estate Lease, and no event has occurred and is continuing that constitutes or, with notice or the passage of time, or both, would constitute a material default under any such Real Estate Lease, Licensed Real Estate Lease or Non-365 Licensed Real Estate Lease. A schedule will be provided to Purchaser promptly after signing, but in not event later than fifteen (15) days after the date hereof, including with respect to the Real Estate Leases other than the Licensed Real Estate Leases and the Non-365 Real Estate Leases, the date and name of the parties to such Lease or sublease document, the rent payable under such Lease and the date through which any such rent has been paid.

(b) Section 4.9(b) of the Sellers Disclosure Schedule sets forth a list of (i) each Real Estate Lease (other than Licensed Real Estate Leases or Non-365 Licensed Real Estate Leases) for which the Sellers have made a security deposit and (ii) the amount of each such security deposit. To the Knowledge of the Sellers, no such security deposit or portion thereof deposited with respect to any Real Estate Lease (other than Licensed Real Estate Leases or Non-365 Licensed Real Estate Leases) has been applied in respect of a breach of, or default under, such Lease that has not been redeposited in full, and to the Knowledge of the Sellers, there has been no material breach or material default, and there exists no condition or circumstance, that would provide a basis for the application of any such security deposit or portion thereof.

(c) Except as set forth in Section 4.9(c) of the Sellers Disclosure Schedule, with respect to each parcel of Leased Real Property: (i) the transactions contemplated by this Agreement do not require the consent of any other party to such Real Estate Lease (except for those landlord consents to be obtained by the Sellers pursuant to Section 2.1.7(e) of this Agreement and the Real Estate Agreements Term Sheet), will not result in a material breach of or material default under such Real Estate Lease, or otherwise cause such Real Estate Lease to cease to be legal, valid, binding, enforceable in accordance with its terms and in full force and effect on identical terms following the Closing; (ii) there are no material disputes with respect to such Leased Real Property; (iii) the Sellers do not owe, nor will they owe in the future, any brokerage commissions or finder’s fees with respect to the transactions contemplated by this

Agreement with respect to such Leased Real Property; (iv) the other party to such Real Estate Lease is not an affiliate of, and otherwise does not have any economic interest in, any of the Sellers; (v) except as otherwise provided by the Real Estate Agreements Term Sheet, the Sellers have not subleased, licensed or otherwise granted any Person the right to use or occupy such portion of the Leased Real Property that is used for the Business; and (vi) the Sellers have not collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein. Sellers shall provide information regarding any landlord consent required for the Licenses upon finalization of the license schedules as set forth in the Real Estate Agreements Term Sheet.

(d) With respect to each parcel of Direct Lease Real Estate, except as set forth in Section 4.9(c) of the Sellers Disclosure Schedule (i) the Sellers have good and marketable fee title to all Direct Lease Real Estate (or, in the case of the Carling Property, a good, valid and insurable leasehold estate), free and clear of all Liens of any nature except for Liens set forth in Section 4.9(c) of the Sellers Disclosure Schedule and Seller Encumbrances; (ii) the Sellers have not leased or otherwise granted to any person the right to use or occupy such portion of the Direct Lease Real Estate used for the Business and (iii) there are no outstanding options, rights of first offer, rights of reverter or rights of first refusal to purchase such Direct Lease Real Estate or any portion thereof or interest therein.

(e) All requisite certificates of occupancy and other permits or approvals required with respect to the buildings, structures and improvements on any of the Direct Lease Real Estate and the occupancy and use thereof have been obtained and are currently in effect.

(f) Each parcel of Direct Lease Real Estate has direct vehicular and pedestrian access to a public street adjoining such parcel or has vehicular and pedestrian access to a public street via an insurable, permanent, irrevocable and appurtenant easement benefiting such parcel, and such access is not dependent on any land or other real property interest which is not included in that parcel of Direct Lease Real Estate.

(g) To the Knowledge of the Sellers, no Seller, as applicable, has received written notice from any Government Entity of any condemnation, expropriation or other proceeding in eminent domain, pending or threatened, affecting any parcel of Leased Real Property or Direct Lease Real Estate used for the Business or interest therein that, to the extent it relates to such Leased Real Property or Direct Lease Real Estate, could reasonably be expected to have a material adverse effect on the use and operation of the Business at such Leased Real Property or Direct Lease Real Estate. The use and operation of the Leased Real Property and Direct Lease Real Estate in the conduct of business of the Sellers does not violate any instrument of record, agreement, occupancy restriction or Law affecting or applicable to the Leased Real Property or Direct Lease Real Estate, and the Sellers have not received any notice of violation thereof, except for violations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect. The Sellers have no knowledge of any proposed change to any such instrument of record, agreement, occupancy restriction or Law affecting or applicable to the Leased Real Property or Direct Lease Real Estate that would so affect any of the Leased Real Property or Direct Lease Real Estate or its use.

(h) Neither the Main Sellers nor any of the Main Sellers’ Affiliates has received any written notice of any currently pending or, to the Knowledge of the Sellers, threatened litigation, condemnation or expropriation proceedings.

Section 4.10. Environmental Matters.

(a) Except as set forth in Section 4.10 of the Sellers Disclosure Schedule, the Business is in compliance with Environmental Laws and has obtained and is in compliance with all Environmental Permits, except where failure to comply with Environmental Laws, or to obtain or comply with Environmental Permits, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) There are no Actions or Orders relating to the Business pending or, to the Knowledge of the Sellers, threatened, and the Sellers have not received any written notice, claim, subpoena, or summons from any Person, alleging: (i) any Liability under any Environmental Law relating to the Business or any property currently or formerly owned or operated in conjunction with the Business; or (ii) any violation by the Business of any Environmental Law, in each case except where such matters would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No Hazardous Materials are present or have been Released at, on or under, or migrated from, to or through, any real property currently or formerly owned or operated in conjunction with the Business that could reasonably be anticipated to result in liabilities or obligations pursuant to Environmental Laws in each case except where such matters would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11. Labor and Employee Benefits Matters.

(a) Section 4.11(a) of the Sellers Disclosure Schedule contains a list of all material Seller Employee Plans. The Sellers have provided the Purchaser with a true and complete copy of the plan document or summary plan description of each Seller Employee Plan or, if such plan document or summary plan description does not exist, an accurate written summary of such material Seller Employee Plan.

(b) The information contained in Section 4.11(b) of the Sellers Disclosure Schedule in respect of the Employees (the “Employee Information”) is accurate in all material respects as of the date hereof, and sets forth with respect to each Employee (except where that is not permissible under applicable data privacy Laws): (i) unique identifier, (ii) service date, (iii) position, (iv) annual base salary and annual target incentive, (v) work location, (vi) visa type, if any, (vii) the applicable Collective Labor Agreement, if any, (viii) vacation accrual rate, (ix) status as full-time or part-time, (x) telecommuter arrangement, if any, and (xi) status as an Inactive Employee and expected date of return to work, if known.

(c) There has not been for a period of twelve (12) consecutive months prior to the date hereof, nor is there existent or, to the Sellers’ Knowledge, has been threatened, any strike, slowdown, lockout, picketing or work stoppage against the Sellers or any of their Affiliates by or on behalf of any of the Employees.

(d) Except as set forth in Section 4.11(d) of the Sellers Disclosure Schedule, there are no Collective Labor Agreements in effect with respect to the Employees and no material grievance or arbitration pending or threatened under any Collective Labor Agreements. For a period of twelve (12) consecutive months prior to the date hereof, no petition has been filed or proceedings instituted by a union, works council, collective bargaining agent, employee or group of employees with any Government Entity seeking recognition of a collective bargaining agent with respect to any Employees, no voluntary recognition has been given by the Sellers or any Affiliate, and, to the Sellers’ Knowledge, no such organizational effort is currently being made or has been threatened in writing by or on behalf of any union, employee, group of employees or collective bargaining agent to organize any Employees.

(e) Except as set forth in Section 4.11(e) of the Sellers Disclosure Schedule, with respect to the Employees, the Sellers and their Affiliates are in material compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(f) With respect to the Employees, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or other violation of any Collective Labor Agreement.

(g) To the Knowledge of the Sellers, Sellers have not received written notice that any Employee is in any respect in violation of any term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, or restrictive covenant of any such employee, or any similar employment arrangement relating (i) to the right of any such Employee to be employed by the Sellers or (ii) to the knowledge or use of trade secrets or proprietary information with respect to any such Employee’s employment with the Sellers, in each case except for such violation as would not have, individually or in the aggregate, a Material Adverse Effect.

(h) To the Knowledge of Sellers, no Employee at the level of Job Complexity Indicator 55 has given written Notice of his or her intention to terminate his or her employment.

(i) To the Knowledge of the Sellers, no event or circumstance exists that has affected or is likely to adversely affect the qualified status of any Seller Employee Plan intended to qualify under Section 401(a), 401(k) or 403(a) of the Code.

(j) No liability under Title IV or section 302 of ERISA has been incurred by the Sellers or any trade or business, whether or not incorporated, that together with the Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (including any entity that during the past six years was a Subsidiary of the Seller) (an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to the Sellers or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). No “employee benefit plan” of the Sellers or any ERISA Affiliate that is subject to section 302 or Title IV of ERISA or section 412 of the Code (a “Title IV Plan”) or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. Except as set forth in Section 4.11(j) of the Sellers Disclosure Schedule, all contributions required to be made with respect to any Title IV Plan on or prior to the Closing Date have been timely made. None of the Sellers nor any ERISA Affiliate has now or at any time contributed to, sponsored, or maintained a Multiemployer Plan (as defined in Section 3(37) of ERISA) or a multi employer pension plan (as defined in applicable Federal and provincial legislation in Canada).

(k) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Employee to severance pay or any other payment, except to the extent such severance pay is required under applicable Law or any Seller Employee Plan or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Employee.

Section 4.12. Brokers. Except for fees and commissions that will be paid or otherwise settled or provided for by the Sellers, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Sellers or any of their Affiliates.

Section 4.13. Tax Liens. To the extent not covered by any of the other representations and warranties in this ARTICLE IV, no material Liens for Taxes (other than Seller Encumbrances) exist with respect to any of the Assets.

Section 4.14. Valid Transfers. The transfer of Assets and the grant of rights pursuant to the Intellectual Property License Agreement by the Sellers to the Purchaser and the Designated Purchasers, as applicable, pursuant to the Transaction Documents has been and will be made at arms length and in good faith and without intent to hinder, delay or defraud creditors of the Sellers or their Affiliates, and the Sellers acknowledge that they and the Other Sellers have received, in the aggregate, fair consideration and reasonably equivalent value for the purchase by the Purchaser and the Designated Purchasers of the Assets, the rights granted pursuant to the Intellectual Property License Agreement and the assumption by the Purchaser of the Assumed Liabilities hereunder and under the other Transaction Documents.

Section 4.15. Investment Canada Act. The aggregate value of the Assets, determined in accordance with the Investment Canada Act and regulations, is less than CDN$312 million and the Business is not a cultural business within the meaning of the Investment Canada Act.

Section 4.16. Interdependency Schedule. Section 4.16 of the Sellers Disclosure Schedule sets out a matrix describing the material technology platforms that are shared between the Business and the other businesses of the Sellers.

Section 4.17. EMEA Debtors unrelated to Business or Assets. None of the EMEA Debtors (i) owns any of the Assets; (ii) is a party to or beneficiary under any of the Assigned

Contracts or Material Contracts; or (iii) employs any Employees which are engaged in the Business.

Section 4.18. Sellers’ Acknowledgment; Exclusivity of Representations and Warranties. The Sellers acknowledge and agree that except for the representations and warranties expressly set forth herein or in any Ancillary Agreement, the Sellers have not relied on any representation or warranty from the Purchaser or any Affiliate of the Purchaser or any employee, officer, director, accountant, financial, legal or other Representative of the Purchaser or its Affiliates in determining whether to enter into this Agreement.

Section 4.19. Absence of Certain Business Practices. During the two (2) years prior to the date hereof, neither the Sellers, their respective Subsidiaries or, to the knowledge of such Sellers, any of their officers, employees or agents or any other Person authorized to act, and acting, on behalf of such Sellers or their Subsidiaries has, directly or indirectly (i) given, offered, solicited or agreed to give, offer or solicit any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment, regardless of form and whether in money, property or services, to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any such Sellers or their Subsidiaries in connection with the development, marketing, use, sale or acceptance of products or services of such Sellers or their Subsidiaries (or to assist such Sellers or their Subsidiaries in connection with any actual or proposed transaction relating to the products and services of such Sellers or their Subsidiaries) in violation of law; (ii) used any corporate funds or, to the knowledge of such Sellers, any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (iii) made any unlawful payment to domestic government officials or employees, or to domestic political parties or campaigns, from corporate funds; (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (v) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; or (vi) made any false or fictitious entry on the books or records of such Sellers relating to any such payments.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

Section 5.1. U.S. Bankruptcy Actions. On the timetables and subject to the terms set forth below, the Sellers who are U.S. Debtors shall (i) file with the U.S. Bankruptcy Court one or more motions and proposed orders as set forth below, (ii) notify, as required by the U.S. Bankruptcy Code, the U.S. Bankruptcy Rules and any order of the U.S. Bankruptcy Court, all parties entitled to notice of such motions and orders, as modified by orders in respect of notice which may be issued at any time and from time to time by the U.S. Bankruptcy Court, and such additional parties as the Purchaser may reasonably request, and (iii) subject to the provisions of this Agreement, including the provisions of Section 9.1, and the U.S. Bidding Procedures Order, if entered, use their best efforts to obtain U.S. Bankruptcy Court approval of such orders.

(a) As promptly as practicable, but in no event later than the second (2nd) Business Day after the date hereof, the Sellers who are U.S. Debtors shall file with the U.S.

Bankruptcy Court a motion (the “U.S. Bidding Procedures and Sale Motion”) and two proposed orders substantially in the forms set forth in Exhibit 5.1 (as approved, the “U.S. Bidding Procedures Order” and the “U.S. Sale Order”) seeking approval by the U.S. Bankruptcy Court of, respectively, (i) as for the U.S. Bidding Procedures Order, the Bidding Procedures, and (ii) as for the U.S. Sale Order, the sale of the Assets to the Purchaser or a Designated Purchaser, the assumption by the U.S. Debtors and assignment to the Purchaser or a Designated Purchaser of the Assumed and Assigned Contracts and the Assumed Liabilities, and the assumption by the U.S. Debtors of the Assumed and Subleased Real Estate Leases and entry into Subleases with the Purchaser or a Designated Purchaser under the Assumed and Subleased Real Estate Leases and, if applicable the assumption of any Licensed Real Estate Leases and the entry into Licenses with a Purchaser or a Designated Purchaser under the Licensed Real Estate Leases, subject to the Sellers’ right to reject any such Assumed and Subleased Real Estate Lease or Licensed Real Estate Lease as specified in Section 2.1.5(b), 2.1.5(c) Section 5.26, Section 5.28 and the Real Estate Agreements Term Sheet and pursuant to Sections 105, 363 and 365 of the U.S. Bankruptcy Code, as specified below.

(b) The U.S. Debtors shall provide notice of the U.S. Bidding Procedures and Sale Motion to: (i) all Taxing authorities or recording offices which have a reasonably known interest in the relief requested, (ii) the United States Trustee for the District of Delaware in the Chapter 11 Cases, (iii) the Monitor, (iv) counsel to the Official Committee of Unsecured Creditors in the Chapter 11 Cases, (v) counsel to the Ad-Hoc Committee of Bondholders in such Chapter 11 Cases, (vi) all federal, state, and local regulatory authorities with jurisdiction over the U.S. Debtors, (vii) all non-debtor parties to the Assumed and Assigned Contracts and the Assumed and Subleased Real Estate Leases and Licensed Real Estate Leases, (viii) any entity known or believed to have a Lien on any Asset owned by a U.S. Debtor and any entity that has asserted a Lien on any Asset owned by a U.S. Debtor, (ix) each of the entities that had received an invitation from the Sellers to acquire or had previously expressed an interest in acquiring the Assets; and (x) the general service list established in the Chapter 11 Cases pursuant to U.S. Bankruptcy Rule 2002 (collectively, the “Notice Parties”).

(c) The Sellers who are the U.S. Debtors shall use their best efforts to cause the U.S. Bankruptcy Court to (i) schedule a hearing to consider the U.S. Bidding Procedures and Sale Motion as soon as possible and (ii) enter the U.S. Bidding Procedures Order within ten (10) days of the date of this Agreement.

(d) The U.S. Bidding Procedures Order shall be substantially in the form of Exhibit 5.1 hereto (with such changes thereto as the Parties shall reasonably approve, provided that any material changes thereto shall require the Purchaser’s approval in its reasonable discretion) and shall contain an authorization and approval of the Break-Up Fee and the Expense Reimbursement as set forth herein.

(e) The U.S. Sale Order shall be substantially in the form of Exhibit 5.1 hereto, with such changes thereto as the Parties shall reasonably approve, provided that any material changes thereto shall require the Purchaser’s prior approval in its reasonable discretion (it being understood that certain of such provisions must constitute findings of fact or conclusions of Law to be made by the U.S. Bankruptcy Court as part of the U.S. Sale Order).

(f) In the event the Sellers (i) elect to withdraw from the Auction, (ii) cancel the Auction and/or (iii) reject all Qualified Bids (as defined in the Bidding Procedures), the Sellers shall nonetheless be obligated to request at the hearing on the U.S. Sale Order that the U.S. Bankruptcy Court enter the U.S. Sale Order.

Section 5.2. Canadian Bankruptcy Actions.

5.2.1. Canadian Sales Process Order As promptly as practicable, but in no event later than the date on which the U.S. Bidding Procedures Order is granted, the Canadian Debtors shall file with the Canadian Court a motion (the “Canadian Sales Process Order Motion”) and a proposed order (as approved, the “Canadian Sales Process Order”) seeking approval of the execution, delivery and performance of this Agreement, including payment of the Break-Up Fee and Expense Reimbursement and a process for the sale of the Business, each substantially in the form set forth in Exhibit 5.2.1 (with such changes thereto as the Parties shall reasonably approve, provided that material changes thereto shall require the Purchaser’s approval in its reasonable discretion).

5.2.2. Canadian Approval and Vesting Order. As promptly as practicable, but in no event later than the date on which the U.S. Sale Order is granted, and subject to their rights and obligations set forth in the Canadian Sales Process Order, the Canadian Debtors shall file with the Canadian Court one or more motions (the “Canadian Approval and Vesting Order Motion”) seeking an order substantially in the form set forth in Exhibit 5.2.2 (with such changes thereto as the Parties shall reasonably approve, provided that material changes thereto shall require the Purchaser’s approval in its reasonable discretion) (such order as approved, the “Canadian Approval and Vesting Order”) of the Canadian Court approving this Agreement and the transactions contemplated herein.

5.2.3. Additional Requests. In connection with the foregoing, the Canadian Debtors shall seek in good faith in the Canadian Approval and Vesting Order Motion to (i) have the Canadian Approval and Vesting Order include a finding that, to the extent permitted by Law, neither the Purchaser nor any relevant Designated Purchaser is a successor to the Sellers or their bankruptcy estate by reason of any theory of law or equity, and neither the Purchaser nor any Designated Purchaser shall assume or in any way be responsible for any Liability of any of the Sellers and/or their bankruptcy estates, except as otherwise expressly provided in this Agreement or the Transaction Documents; (ii) have the endorsement of the Canadian Approval and Vesting Order or the order itself, include a finding that the consideration provided by the Purchaser and any Designated Purchaser pursuant to this Agreement constitutes reasonably equivalent value and fair consideration for the Assets; and (iii) have the Canadian Approval and Vesting Order include a clause that prohibits the holders of any charges granted in the CCAA Cases from taking any steps under such charges that would adversely affect or interfere with the rights granted to the Purchaser pursuant to its sublease of the Carling Premises. For greater certainty, nothing herein shall require the items in the preceding sentence to be included in the Canadian Approval and Vesting Order or any endorsement thereof, notwithstanding that such provisions may be included in the form set forth of the order set forth in Exhibit 5.2.2.

5.2.4. Withdrawal, Cancellation or Rejection. In the event the Sellers (i) elect to withdraw from the Auction, (ii) cancel the Auction and/or (iii) reject all Qualified Bids (as defined in the Bidding Procedures), the Sellers shall nonetheless be obligated to request at the hearing on the Canadian Approval and Vesting Order that the Canadian Court enter the Canadian Approval and Vesting Order.

Section 5.3. Consultation; Notification.

(a) The Purchaser and the U.S. Debtors shall cooperate with filing and prosecuting the U.S. Bidding Procedures and Sale Motion, and obtaining entry of the U.S. Bidding Procedures Order and the U.S. Sale Order, and the U.S. Debtors shall deliver to the Purchaser prior to filing, and as early in advance as is practicable to permit adequate and reasonable time for the Purchaser and its counsel to review and comment, copies of all proposed pleadings, motions, objections, responses to objections, notices, statements, schedules, applications, reports and other material papers to be filed by the U.S. Debtors in connection with such motions and relief requested therein and any challenges thereto.

(b) The Purchaser and the Canadian Debtors shall cooperate with filing and prosecuting the Canadian Sales Process Order Motion and the Canadian Approval and Vesting Order Motion, and obtaining entry of the Canadian Sales Process Order and the Canadian Approval and Vesting Order, and the Canadian Debtors shall deliver to the Purchaser prior to filing, and as early in advance as is practicable to permit adequate and reasonable time for the Purchaser and its counsel to review and comment, copies of all of the Canadian Debtors’ proposed pleadings, motions, notices, statements schedules, applications, reports and other material papers to be filed by the Canadian Debtors in connection with such motions and relief requested therein and any challenges thereto.

(c) If the U.S. Sale Order or any other order of the U.S. Bankruptcy Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, re-argument or stay shall be filed with respect thereto), the U.S. Debtors agree to take all reasonable steps, and use their best efforts, including incurring reasonable expenses, to defend against such appeal, petition or motion, and the Purchaser agrees to cooperate in such efforts. Each of the Parties hereby agrees to take all reasonable steps, and use its best efforts, to obtain an expedited resolution of such appeal; provided, however, that, subject to the conditions set forth herein, nothing contained in this Section shall preclude the Parties from consummating the transactions contemplated hereby if the U.S. Sale Order shall have been entered and shall not have been stayed, modified, revised or amended, in which event the Purchaser and the relevant Designated Purchasers shall be able to assert the benefits of Section 363(m) of the U.S. Bankruptcy Code and, as a consequence of which, such appeal shall become moot.

(d) If the Canadian Approval and Vesting Order or any other order of the Canadian Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, re-argument or stay shall be filed with respect thereto), the Canadian Debtors agree to, and to cause their Affiliates (other than any EMEA Debtors or their respective Subsidiaries) to, take all reasonable steps, and use their best efforts, including incurring reasonable expenses, to defend against such appeal, petition or motion, and the Purchaser agrees to cooperate in such efforts. Each of the Parties hereby agrees to take all reasonable steps, and use its best efforts, to obtain an expedited resolution of such appeal; provided, however, that, subject to the conditions set forth herein, nothing in this Section shall preclude the Parties from consummating the transactions contemplated hereby if the Canadian Approval and Vesting Order shall have been entered and shall not have been stayed, modified, revised or amended.

Section 5.4. Pre-Closing Cooperation.

(a) Other than efforts to obtain any requisite Consent in respect of Contracts, which are covered by Section 2.1.7, prior to the Closing, upon the terms and subject to the conditions of this Agreement, each of the Parties shall use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable and cause the fulfillment at the earliest practicable date of all of the conditions to the other Parties’ obligations to consummate the transactions contemplated by this Agreement, including using reasonable efforts in connection with: (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite Consent; provided, that the Sellers shall not be obligated to make any payment or deliver anything of value to any Government Entity in order to obtain any such Consent (other than filing and application fees to Government Entities), (ii) defending all lawsuits and other proceedings by or before any Government Entity challenging this Agreement or the consummation of the Closing, (iii) causing to be lifted or rescinded any injunction, decree, ruling, order or other action of any Government Entity that would prohibit, prevent, restrict or materially delay the consummation of the transactions contemplated by this Agreement, (iv) using reasonable efforts to assist the Purchaser in entering in to a Contract with Tata Communications Services for services substantially similar to those it has historically provided to the Sellers relating to the CDMA Business, (v) cooperating in any reorganization of the Sellers necessary for the Sellers or reasonably requested by the Purchaser to facilitate the transactions contemplated hereby, any such reorganization to occur on or prior to the Closing Date, and (vi) using reasonable efforts to assist the Purchaser in the offer process and to facilitate the transactions contemplated hereby.

(b) Each Primary Party shall promptly notify the other Primary Party of the occurrence, to such Party’s knowledge, of any event or condition, or the existence, to such Party’s knowledge, of any fact, that would reasonably be expected to result in any of the conditions set forth in ARTICLE VIII not being satisfied.

Section 5.5. Antitrust and Other Regulatory Approvals.

(a) In furtherance and not in limitation of the provisions of Section 5.4, each of the Parties, as applicable, agrees (i) to prepare and file as promptly as practicable, and in any event by no later than ten (10) Business Days from the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act and a request for an advance ruling certificate pursuant to Section 102 of the Competition Act, and if deemed advisable by the Purchaser, acting reasonably, a pre-merger notification filing under the Competition Act; and (ii) prepare and file as promptly as practicable, all other necessary documents, registrations, statements, petitions, filings and applications for other Antitrust Approvals and any other

Consent of any other Government Entities either required or that the Primary Parties mutually agree are advisable to satisfy the condition set forth in Section 8.1(a).

(b) If a Party or any of its Affiliates (other than any EMEA Debtors or their respective Subsidiaries) receives a request for information or documentary material from any Government Entity with respect to this Agreement or any of the transactions contemplated hereby, then such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request.

(c) The Parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the Regulatory Approvals of each applicable Government Entity, including:

(i) cooperating with each other in connection with filings required to be made or information required to be provided by any Party under the applicable Antitrust Laws or any Laws regulating foreign investment of any jurisdiction (including the Investment Canada Act) in connection with the transactions contemplated by this Agreement, and liaising with each other in relation to each step of the procedure before the relevant Government Entities and as to the contents of all communications with such Government Entities. In particular, to the extent permitted by Law or Government Entity, no Party will make any notification or submission to any Government Entity in relation to the transactions contemplated hereunder without first providing the other Parties or their outside counsel with a copy of such notification in draft form and giving such other party or counsel a reasonable opportunity to discuss its content before it is filed with the relevant Government Entities, and such first Party shall consider and take account of all reasonable comments timely made by the other Parties in this respect; provided, however, that no Party shall be required to provide the other Party with such portions of notifications or submissions that would jeopardize any attorney-client or other legal privilege (it being understood, however, that the Parties shall cooperate in any reasonable efforts and requests that would enable otherwise required disclosure to the other parties to occur without so jeopardizing privilege); provided, further, that a Party may provide such portions of notifications or submissions solely to the other Party’s outside counsel pursuant to a common interest agreement and non-disclosure agreement, each to be negotiated by the Parties in good faith, if such party determines, acting reasonably, that the provision to the other Party of such portions of notifications or submissions could reasonably be expected to have a material adverse effect upon it if the transactions contemplated by this Agreement are not consummated;

(ii) furnishing to the other Primary Parties or their outside counsel all information within its possession that is required for any application or other filing to be made or information required to be provided by the other Party pursuant to the applicable Antitrust Laws or any Laws regulating foreign investment of any jurisdiction (including the Investment Canada Act), in connection with the transactions contemplated by this Agreement; provided, however, that (a) no such information shall be required to be provided by a Party if it determines, acting reasonably, that, such information is material and competitively sensitive or that the provision of such information could reasonably be expected to have a material adverse effect upon it if the transactions contemplated by this Agreement were not completed or that the provision of such information would jeopardize any attorney-client or other legal privilege (it being understood, however, that the Parties shall cooperate in any reasonable efforts and requests that would enable otherwise required disclosure to the other parties to occur without so jeopardizing privilege), and (b) in any such case the Purchaser and the Main Sellers shall cooperate with a view to establishing a mutually satisfactory procedure for providing such information directly to the Government Entity requiring or requesting such information, and the relevant Main Seller or the Purchaser or the relevant Designated Purchaser required to provide such information shall provide it directly to such Government Entity requiring or requesting such information;

(iii) promptly notifying each other of any communications from or with any Government Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Government Entity that each of the Primary Parties is entitled to attend any meetings with or other appearances before any Government Entity with respect to the transactions contemplated by this Agreement;

(iv) consulting and cooperating with one another in connection with all analyses, appearances, presentations, representations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the Antitrust Laws or any Laws regulating foreign investment of any jurisdiction (including the Investment Canada Act) in connection with the transactions contemplated by this Agreement; and

(v) without prejudice to any rights of the Parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Government Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(d) In addition, subject to any limitations set forth in Section 5.5(e), the Purchaser shall, and shall cause each of the Designated Purchasers to, use its reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the Purchaser’s obligations hereunder as set forth in Section 8.1(a) to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all Regulatory Approvals required, or in the case of the CFIUS Approval, requested by the Purchaser pursuant to Section 5.5(f), in order for the Parties to consummate the transactions contemplated by this Agreement.

(e) The obligations of the Purchaser pursuant to Section 5.5(d) shall include committing, and causing the Designated Purchasers to use their respective reasonable efforts to commit, to any and all undertakings, divestitures, licenses or hold separate or similar arrangements with respect to their respective assets or the Assets or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all Consents from any Government Entity necessary to consummate the transactions contemplated hereby, including taking any and all actions necessary in order to ensure the receipt of the necessary Consents and Regulatory Approvals; provided, however, that nothing in this Agreement shall require or be construed to require Purchaser or the Designated Purchasers to commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate any relationships, rights or obligations or to do any other act, to the extent such commitment, termination or action would be reasonably likely to be materially adverse to the business, financial condition, or prospects of the Business or the Purchaser or the Designated Purchasers. This Section 5.5(e) shall not apply to the Investment Canada Act or any related Regulatory Approvals.

(f) Upon the Purchaser’s request, which may occur no later than the Closing Date, the Sellers shall cooperate with Purchaser in connection with any filing required to be made with CFIUS with regard to the transactions contemplated herein; provided that the Purchaser shall take primary responsibility for preparation and submission of any such filing, and the Sellers hereby agree to provide the Purchaser on a reasonably prompt basis all necessary information and otherwise to render reasonable assistance to allow the Purchaser to reasonably promptly complete preparation and submission of the filing and to respond to any inquiries from CFIUS or any other interested Government Entity.

(g) If the ICA Approval becomes a condition to Closing, upon the Purchaser’s request, the Sellers shall cooperate with the Purchaser in connection with any filings or submissions to be made by it under the Investment Canada Act with regard to the transactions contemplated herein, and the Sellers hereby agree to provide the Purchaser on a prompt basis all necessary information and otherwise render assistance to allow the Purchaser to reasonably promptly complete preparation and submission of any such filings or submissions and to respond to any enquiries from any Government Entity responsible for or administering the Investment Canada Act, including at Purchaser’s request attending or participating in meetings or writing in support of Purchaser’s acquisition of the Business. The Purchaser shall keep the Sellers apprised of the status of matters related to obtaining the ICA Approval.

(h) Upon the Purchaser’s request, which may occur no later than the Closing Date, the Sellers shall cooperate with the Purchaser in connection with any filing required to be made with the Federal Communications Commission, or any other Government Entity with jurisdiction over authorization of telecommunications equipment, for any approvals or required notifications; provided that, the Purchaser shall take primary responsibility for preparation and submission of any such filing, and the Sellers hereby agree to provide the Purchaser on a reasonably prompt basis all necessary information and otherwise to render reasonable assistance to allow the Purchaser to reasonably promptly complete preparation and submission of the filing and to respond to any inquiries from the Federal Communications Commission or any such Government Entity.

(i) For the avoidance of doubt, the covenants under this Section 5.5 shall not apply to any action, effort, filing, Consent, proceedings, or other activity or matter relating to the Bankruptcy Courts, the Bankruptcy Proceedings and/or the Bankruptcy Consents.

Section 5.6. Pre-Closing Access to Information.

(a) Prior to the Closing, the Main Sellers shall, and shall cause their Subsidiaries (other than the EMEA Debtors and their respective Subsidiaries) to, (i) give the Purchaser and its Representatives, upon any reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers, advisors, agents, bankers and other Representatives and other facilities and properties of the Business (including physical access to any Leased Real Property and/or Direct Lease Real Estate), (ii) permit the Purchaser and its Representatives to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as the Purchaser may reasonably request and (iii) cause the officers of the Sellers to furnish the Purchaser with such additional financial and operating data and other information with respect to the Business as is regularly prepared in the Ordinary Course that the Purchaser may from time to time reasonably request; provided, however, that (A) any such access shall be conducted at Purchaser’s expense, in accordance with Law (including any applicable Antitrust Law and Bankruptcy Law), under the supervision of the Sellers’ personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of the Sellers and their Affiliates, and (B) the Sellers will not be required to provide to the Purchaser access to or copies of any Employee Records.

(b) Notwithstanding anything contained in this Agreement or any other agreement between the Purchaser and the Sellers executed on or prior to the date hereof, the Sellers shall not have any obligation to make available to the Purchaser or its Representatives, or provide the Purchaser or its Representatives with, (i) any income Tax Return or any combined or consolidated Tax Return filed by the Sellers or any of their Affiliates or predecessors, or any related material, or (ii) more generally, any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) potentially cause the Sellers to be found in contravention of any applicable Law or contravene any fiduciary duty or agreement (including any confidentiality agreement to which the Sellers or any of their Affiliates is a party), it being understood that the Sellers shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or agreement.

Section 5.7. Public Announcements. Subject to (a) the provisions of Section 7.3(a) with respect to communications and announcements to the Employees and the employees of the Purchaser and the Designated Purchasers and (b) each Party’s disclosure obligations imposed by Law (including any obligations under any Bankruptcy Laws), during the period from the date hereof until the Closing Date, the Purchaser and the Main Sellers shall, and shall cause their respective Affiliates (other than any EMEA Debtors or their respective Subsidiaries) to, (i) cooperate with the other Primary Party in the development and distribution of all news releases, other public information disclosures and announcements, including announcements and notices to customers, suppliers and Employees, with respect to this Agreement, or any of the transactions contemplated by this Agreement and the other Transaction Documents and (ii) not issue any such announcement or statement prior to consultation with, and the approval of, the other Primary Parties (such approval not to be unreasonably withheld or delayed); provided, that approval shall not be required where the disclosing Primary Party determines, based on advice of counsel and after consultation with the other Primary Parties, that such disclosure is required by Law.

Section 5.8. Post-Closing Cooperation. From and after the Closing Date, each of the Parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated herein and therein, including (i) the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Assets as provided in this Agreement and, unless executed and delivered prior to Closing, including the execution and delivery of such notices of lease/sublease in registrable form to be registered against the applicable Leased Real Property and Direct Lease Real Estate to the extent not prohibited by the terms of the applicable Lease, and (ii) the assumption and assignment of 365 Contracts and the assignment of Non-365 Contracts, in each case, that were not previously assumed and assigned to the Purchaser prior to Closing.

Section 5.9. Conduct of Business. The Sellers covenant that, subject to any limitation imposed as a result of being subject to the Bankruptcy Proceedings and except as (i) the Purchaser may approve otherwise in writing as set forth below (such approval not to be unreasonably withheld or delayed), (ii) otherwise expressly permitted by this Agreement or another Transaction Document, (iii) required by Law (including any applicable Bankruptcy Law or by any order of a Bankruptcy Court entered as of the date hereof), or (iv) relates solely to Excluded Assets or Excluded Liabilities, the Sellers shall and shall cause their Affiliates (other than the EMEA Debtors and their respective Subsidiaries) to (A) conduct the Business and maintain the level of operations and maintenance expenses at an adequate level, all in the Ordinary Course and (B) abstain from any of the following actions:

(a) acquire, sell, lease or dispose of the Assets other than sale of inventory in the Ordinary Course;

(b) incur any Lien on any Assets, other than Liens that will be discharged at or prior to Closing and Seller Encumbrances;

(c) grant any license or sublicense of any rights under or with respect to any Assigned Intellectual Property unless (i) such license or sublicense is to customers or suppliers in the Ordinary Course or (ii) such license or sublicense would be permitted by the grant back license rights set forth in Section 2.05 of the Intellectual Property License Agreement which is attached to this Agreement as Exhibit I (after the Intellectual Property License Agreement enters into effect); or (iii) enter into any exclusive license agreement that would restrict the Business or the Assets after the Closing in any material respect or which is in conflict with the provisions of this Agreement;

(d) grant any lease, sublease, license, sublicense or other occupancy rights under or with respect to any portion of Leased Real Property or the Direct Lease Real Estate used in the Business or amend any Real Estate Leases in any material respect or in any manner which would impose on the assignee thereof any financial obligation thereunder that does not currently exist or terminate or surrender or agree to a release of any such Real Estate Lease, in whole or in part;

(e) construct, or permit to be constructed any capital improvements or major alterations at any portion of the Leased Real Property or Direct Lease Real Estate used for the Business;

(f) increase the cash compensation or other fringe, incentive, equity incentive, pension, welfare or other employee benefits paid or payable to the Transferring Employees, other than increases required by applicable Law, Contracts or Seller Employee Plans in effect as of the date hereof (including pursuant to the KEIP or KERP, the Calgary Retention Plan) or increases in the Ordinary Course that apply to substantially all similarly situated employees (including the Transferring Employees) of the Sellers or the applicable Affiliates of the Sellers;

(g) enter into any Collective Labor Agreement affecting Transferring Employees except as required by applicable Law;

(h) voluntarily terminate, waive any right under, or amend in any material respect any Assigned Contract, Bundled Contract, Inbound License Agreement, Outbound License Agreement or Patent Cross License, or enter into a Contract that would be a Material Contract other than a manufacturing or supply agreement with an annual cost not to exceed $1,000,000;

(i) waive, release, assign, settle or compromise any material claim, litigation or arbitration relating to the Business to the extent that such waiver, release, assignment, settlement or compromise imposes any binding obligation, whether contingent or realized, on the Business that will bind the Designated Purchasers after the Closing Date and is materially adverse to the Business;

(j) solicit bids for the sale, transfer, or other disposition, directly or indirectly, including through an asset sale, stock sale, merger. Amalgamation, plan of arrangement or other similar transaction of any part of the Businesses from the date hereof until such date that the U.S. Bidding Procedures Order and the Canadian Sale Process Order have been entered into;

(k) manage the Adjusted Net Working Capital other than in the Ordinary Course;

(l) take any action to cause any employee of the Sellers who would otherwise be an Employee as of the Closing not to be an Employee (other than termination for cause or termination of Employees who failed to receive an offer of employment from Purchaser or a Designated Purchaser pursuant to this Agreement provided Sellers make a reasonable effort to provide notice to Purchaser prior to such employment termination); or take any action to cause any employee of the Sellers who does not provide all or substantially all of his or her services to the Business as of the date of this Agreement, to become an Employee (other than any employees hired and transferred in the Ordinary Course below Job Complexity Indicator 6); or

(m) authorize, or commit or agree to take, any of the foregoing actions.

Section 5.10. Transaction Expenses. Except as otherwise provided in this Agreement or the Ancillary Agreements, each of the Purchaser and the Sellers shall bear its own costs and expenses (including brokerage commissions, finders’ fees or similar compensation, and legal fees and expenses) incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; provided, that all filing fees in respect of Regulatory Approvals shall be shared equally between (a) the Purchaser on the one hand and (b) the Sellers on the other hand.

Section 5.11. Confidentiality. The Parties acknowledge that the Confidentiality Agreement remains in full force and effect in accordance with its terms, which are incorporated herein by reference, and the Parties agree to be bound thereby in the same manner and to the same extent as if the terms had been set forth herein in full, except that the Sellers shall be at liberty to disclose the terms of this Agreement to any court or to any liquidator or in connection with any auction process approved by the Bankruptcy Court and show appropriate figures in their administration records, accounts and returns; provided, that after the Closing Date, the Purchaser’s confidentiality obligations under this Section 5.11 and the Confidentiality Agreement with respect to information and data relating to the Business and/or the Assets shall terminate. Any Business Information or copies thereof retained by the Sellers pursuant to Section 5.24(c) shall be deemed to constitute “Evaluation Material” as such term is defined under the Confidentiality Agreement.

Section 5.12. Disclosure Schedules and Certain Information.

(a) The Sellers shall submit to the Purchaser, every two weeks, written updates to Section 4.11(b) of the Sellers Disclosure Schedules. The Sellers shall use reasonable efforts to submit to the Purchaser, as promptly as reasonably practicable, written updates to the Sellers Disclosure Schedules in respect of ARTICLE IV disclosing any events or developments that occurred or any information learned between the date of this Agreement and the Closing Date that reflect any matters hereafter arising which, if existing, occurring or known to the Sellers at the date hereof, would have been required to be set forth or described in the Sellers Disclosure Schedule in relation to ARTICLE IV;

(b) The Sellers shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Sellers, upon obtaining knowledge of the occurrence or non-occurrence of any event that, individually or in the aggregate, would make the timely satisfaction of the conditions set forth in ARTICLE VIII impossible or unlikely.

(c) The delivery of any update or notice pursuant to this Section 5.12 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or affect the remedies available hereunder to any party receiving such notice. This Section 5.12 shall not constitute a covenant or agreement for purposes of ARTICLE VIII or ARTICLE IX.

Section 5.13. Certain Payments or Instruments Received from Third Parties. To the extent that, after the Closing Date, (a) the Purchaser and/or any Designated Purchaser receives any payment or instrument that is for the account of a Seller according to the terms of any Transaction Document or relates primarily to any business or business segment of the Sellers other than the Business, the Purchaser shall, and shall cause the Designated Purchasers to, promptly deliver such amount or instrument to the relevant Seller, and (b) any of the Sellers receives any payment that is for the account of the Purchaser, any of the Designated Purchasers according to the terms of any Transaction Document or relates primarily to the Business, the relevant Main Sellers shall, and shall cause the other Sellers (to the extent such Sellers are their Subsidiaries) to, promptly deliver such amount or instrument to the Purchaser or the relevant Designated Purchaser, as applicable. All amounts due and payable under this Section 5.13 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated in writing by the relevant Party. Notwithstanding the foregoing, each Party hereby undertakes to use its reasonable efforts to direct or forward all bills, invoices or like instruments to the appropriate Party.

Section 5.14. Non-Assignable Contracts.

(a) To the extent that any Assigned Contract or any Seller Consent is not capable of being assigned under Section 365 of the U.S. Bankruptcy Code (or, if inapplicable, pursuant to other applicable Laws or the terms of such Contract or Consent) to the Purchaser or a Designated Purchaser at the Closing (i) without the Consent of the issuer thereof or the other party thereto or any Third Party (including a Government Entity), and such Consent cannot be obtained pursuant to Section 2.1.7 or (ii) whether or not Consent is required, without Sellers’ and their Affiliates’ compromising any right, asset or benefit (including, with respect to licenses of Intellectual Property, relinquishment of rights in the Retained Field of Use, as defined in the Intellectual Property License Agreement) or expending any amount or incurring any Liability or providing any other consideration other than as provided in Section 2.1.7 (collectively, the “Non-Assignable Contracts”), this Agreement will not constitute an assignment thereof, or an attempted assignment, unless and until any such Consent is obtained; provided, however, that the Sellers will use their reasonable efforts to (i) cooperate with the Purchaser in connection with any commercially reasonable arrangement to provide the Purchaser the same interest, benefits and rights under any such Non-Assignable Contracts that are not licenses of Intellectual Property or Real Estate Leases as the applicable Seller had immediately prior to the Closing, including entering into one or more mutually agreed commercially reasonable subcontract agreements, and (ii) facilitate Purchaser’s negotiation with the other party to each Non-Assignable Contract that is a license of Intellectual Property to provide the Purchaser the same interest, benefits and rights under any such Non-Assignable Contracts as the applicable Seller had immediately prior to the Closing (including paying Cure Costs in order to obtain such Consent). Provided, and only for so long as, the arrangements described in clause (i) of the immediately preceding sentence are made such that Purchaser has obtained the same interest, benefits and rights under any such Non-Assignable Contracts, then, as between the Sellers and the Purchaser (or the relevant Designated Purchaser), such Non-Assignable Contracts shall be deemed to be assigned and the Purchaser (or the relevant Designated Purchaser) shall perform all obligations and covenants thereunder. Notwithstanding the foregoing sentences, nothing in this Section 5.14 shall require any Seller to renew, modify or amend any Non-Assignable Contract once it has expired. Any Non-Assignable Contract assigned pursuant to the terms of this Section 5.14 shall, when assigned, constitute an Assigned Contract hereunder for all purposes except under Section 8.3(c) from and after such date.

(b) For the purposes of this Agreement (including Section 5.14(a) and Section 8.3(c) and all representations and warranties of the Sellers contained herein), the relevant Sellers shall be deemed to have obtained all required Consents in respect of the assignment of any Assumed and Assigned Contract if, and to the extent that, pursuant to the U.S. Sale Order, the Sellers are authorized to assume and assign to the Designated Purchasers such Seller Contract pursuant to Section 365 of the U.S. Bankruptcy Code and any applicable Cure Cost has been satisfied as provided in Section 2.1.7.

Section 5.15. Inbound License Agreements. Each of the Purchaser and the Sellers shall, and the Purchaser shall cause any relevant Designated Purchaser and the Sellers shall cause any Subsidiary (other than the EMEA Debtors) to, use reasonable efforts and work cooperatively in good faith to facilitate the Purchaser’s negotiation with the licensor under any Inbound License Agreement that is not assigned to the Purchaser or a Designated Purchaser to obtain rights for the Purchaser or a Designated Purchaser to use the Intellectual Property that is licensed under that Inbound License Agreement, or, if that negotiation is unsuccessful, the Sellers shall use reasonable efforts to provide the same interests, benefits and rights under such Inbound License Agreement, in each case, as reasonably necessary to effectively operate the Business from and after Closing, including in the case of the Sellers requesting Consent to the grant of these rights from the relevant third party; provided, however, that the Sellers shall be under no obligation to seek any such Consent prior to the completion of the Auction or to compromise any right, asset or benefit (including relinquishment of rights in the Retained Field of Use, as defined in the Intellectual Property License Agreement) or to expend any amount or incur any Liability or provide any other consideration in complying with its obligations under this Section 5.15.

Section 5.16. Bundled Contracts.

(a) Each of the Purchaser and the Sellers shall, and the Purchaser shall cause any relevant Designated Purchaser, as applicable, to use its reasonable efforts to, prior to the Closing Date, enter into arrangements with the counterparty to each Contract of a Seller that is listed in Section 5.16 of the Sellers Disclosure Schedule (a “Bundled Contract”), to amend such Bundled Contract so as to delete all obligations and Liabilities therefrom as they relate to the CDMA Products and the CDMA Services and enter into a new Contract (effective as of, and conditioned upon the occurrence of, the Closing) with the applicable counterparty and which only relates to CDMA Products and CDMA Services, on substantially the same terms and conditions as are in effect for the sale or provision of CDMA Products and/or CDMA Services under the Bundled Contract or as otherwise acceptable to Purchaser, in which event such new Contract shall be deemed to be a Seller Contract, and such Bundled Contract shall cease to be a Bundled Contract. Seller shall generally be responsible for all administrative costs, fees and expenses connected with entry into a new Contract to replace a Bundled Contract as provided in the preceding sentence (other than Cure Costs and consent fees in respect of Bundled Contracts that are not Specified CDMA Contracts or the costs, fees and expenses of Purchaser or any counsel to Purchaser); provided, however, that the Sellers shall be under no obligation to compromise any right, asset or benefit in obtaining such arrangements and the failure to enter into such arrangements with respect to any Bundled Contract shall not entitle the Purchaser to terminate this Agreement, not to complete the transactions contemplated hereby (except as otherwise provided in Section 8.3(c)) or reduce the Purchase Price payable hereunder (except as otherwise provided in Section 2.2.1). Except with respect to the Specified CDMA Contracts, which must be separated, in the event Sellers’ efforts do not result in the separation of a Bundled Contract, then Purchaser and Sellers shall cooperate in good faith to enter into reasonable arrangements to provide the Purchaser or Designated Purchaser, as applicable, the same interest, benefits, rights and obligations under such Bundled Contract, only to the extent relating to the CDMA Business. In particular, with respect to the Master Agreements (as defined in Exhibit F), the Sellers shall comply with their obligation to enter into a subcontract agreement relating to those Master Agreements if requested by the Purchaser, by entering into the Flextronics Back-to-Back Agreement at Closing.

(b) For those Bundled Contracts for which the arrangements mentioned in Section 5.16(a) could not be entered into prior to the Closing Date, the relevant Sellers shall either: (i) continue to use their reasonable efforts to facilitate the entry by the Purchaser or the relevant Designated Purchaser and the other party to each such Bundled Contract into a new Contract that only relates to CDMA Products and/or CDMA Services, on substantially the same terms and conditions as are in effect for the sale or provision of CDMA Products and/or CDMA Services under the Bundled Contract or as otherwise acceptable to Purchaser or (ii) use their reasonable efforts to cooperate with the Purchaser in any commercially reasonable arrangement to provide the Purchaser or Designated Purchaser, as applicable, the same interest, benefits and rights under any such Bundled Contract only to the extent relating to CDMA Products and/or CDMA Services as the applicable Seller had immediately prior to the Closing, including using its reasonable efforts to enter into one or more mutually agreed commercially reasonable subcontract agreements with respect to such Bundled Contracts; provided, that (A) nothing in this Section 5.16 shall require the Sellers to renew any Bundled Contract once it has expired, (B) the Sellers shall have the right, any time after the date that is twelve (12) months after the Closing Date, to exercise any right to terminate any Bundled Contract, and (C) the Sellers shall be under no obligation to compromise any right, asset or benefit or incur any Liability in order to comply with its obligations under this sentence. Notwithstanding the foregoing, the Sellers shall not take any action to terminate or reject any Bundled Contract, or take any action or fail to take any action that would permit the other party to any Bundled Contract to terminate such Bundled Contract, in each case, prior to the date that is twelve (12) months after the Closing Date.

Section 5.17. Post-Closing Assistance for Litigation.

(a) After the Closing, the Purchaser shall, upon the request of the Sellers and at the Sellers’ cost (including reimbursement of out of pocket expenses of the Purchaser and the Designated Purchasers and payment of a reasonable per diem to the Purchaser or a Designated Purchaser which per diem shall be based on the total compensation of the affected Transferring Employees at the time), require the Transferring Employees to make themselves reasonably available at reasonable times and cooperate in all reasonable respects with the Sellers and their Affiliates in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Sellers Disclosure Schedule) filed or claimed against the Sellers or any of their Affiliates or any of the respective agents, directors, officers and employees of the Sellers and their Affiliates, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date; provided, however, that the obligations of the Purchaser hereunder shall only extend to the Transferring Employees who remain employed by the Purchaser or a Designated Purchaser as of the date of the Seller’s request and shall not apply to former employees no longer employed by the

Purchaser or a Designated Purchaser as of such date and shall not require the Purchaser or a Designated Purchaser to continue the employment of any such employee.

(b) After the Closing, the Sellers shall, upon the request of the Purchaser, and at the Purchaser’s cost (including reimbursement of out of pocket expenses of the Sellers and payment of a reasonable per diem to the Sellers which per diem shall be based on the total compensation of the affected employees at the time), require their employees that were not Transferring Employees to make themselves reasonably available and cooperate in all reasonable respects with the Purchaser and the Designated Purchasers and their Affiliates in the preparation for, and defense of, any lawsuit, arbitration or other Action filed or claimed against the Purchaser, any of the Designated Purchasers, any of their Affiliates or any of the respective agents, directors, officers and employees of any of the foregoing, whether currently pending or asserted in the future, concerning the operation or conduct of the Business; provided, that the obligations of the Sellers or their Affiliates under this Section 5.17(b) shall only extend to the employees of such Sellers or Sellers’ Affiliates as of the date of Purchaser’s request and shall not apply to former employees no longer employed by such Sellers or Seller’s Affiliates as of such date and shall not require Sellers or Seller’s Affiliates to continue the employment of any such employee.

Section 5.18. Delivery of Assets.

(a) To the extent not provided for in the Transition Services Agreement or the Real Estate Agreements Term Sheet, the Purchaser shall, and shall cause the relevant Designated Purchasers to, within ninety (90) days after the Closing Date, relocate at the Purchaser’s cost all tangible Assets and Purchaser’s activities from all premises owned or leased by the Sellers or their Affiliates after the Closing other than those premises to be occupied by the Purchaser or any Designated Purchasers after the Closing Date pursuant to the provisions of the Real Estate Agreements, the Direct Leases or the Assumed and Assigned Contracts.

(b) As promptly as reasonably practicable, and in no event more than thirty (30) days, after the Closing Date, the Sellers shall deliver to the Purchaser copies of filings, prosecution files, dockets and certifications relating to the filing, prosecution, issuance, renewal and enforcement of the Business Registered IP; provided, that all items to be delivered hereunder shall be delivered solely by remote telecommunication to the extent the Purchaser may so request. Without limiting the generality of the foregoing, within thirty (30) days of Closing, the Sellers shall and shall cause their Subsidiaries (other than any EMEA Debtors or their respective Subsidiaries) to, instruct their current attorneys and agents to deliver to the Purchaser, or attorneys designated by Purchaser, any and all records in the possession of such attorneys and agents relating to the prosecution of any applications, registrations and renewals of any Business Registered IP.

Section 5.19. Termination of Overhead and Shared Services. The Purchaser acknowledges and agrees that, except as otherwise expressly provided in the Transition Services Agreement, effective as of the Closing Date (i) all Overhead and Shared Services provided to the Business (except the Transferred Overhead and Shared Services) shall cease and (ii) the Sellers or their Affiliates shall have no further obligation to provide any Overhead and Shared Services to the Business.

Section 5.20. Insurance Matters.

(a) The Purchaser acknowledges and agrees that coverage of the Covered Assets and Persons under the Seller Insurance Policies shall cease as of the Closing Date and the Covered Assets and Persons (other than assets used in, and Persons engaged in, the provision of services under the Transition Services Agreement, except as otherwise set forth therein) will be deleted in all respects as insured (or additional insured, as the case may be) under all Seller Insurance Policies. Notwithstanding anything herein to the contrary, the Sellers shall retain any rights to, including any right to any proceeds received in respect of, any claim pending as of the date hereof or made after the date hereof under any Seller Insurance Policy, even if such claims relates to the capital assets or properties of the Business.

(b) If after the Closing Date the Purchaser or the Sellers (or any of their respective Subsidiaries) reasonably require any information regarding claim data or other information pertaining to a claim or an occurrence reasonably likely to give rise to a claim (including any pre-Closing claims under the Seller Insurance Policies that are to be covered under the retrospective component of the new insurance policy) in order to give notice to or make filings with insurance carriers or claims adjustors or administrators or to adjust, administer or otherwise manage a claim, then the Sellers or the Purchaser, as the case may be, shall cause such information to be supplied to the other (or their designee), to the extent such information is in their possession and control or can be reasonably obtained by the Sellers or the Purchaser (or their respective Affiliates (other than, in the case of the Sellers, any EMEA Debtors or their respective Subsidiaries)), as applicable, promptly upon a written request therefore. If the Purchaser desires access to, and utilization of, claims data or information maintained by an insurance company or other Third Party in respect of any claim (including any pre-Closing claims under any Seller Insurance Policies that are covered under the retrospective component of the new insurance policies), the Purchaser shall be exclusively responsible for acquiring from such insurance company or Third Party, at the Purchaser’s sole cost and expense, the rights necessary to permit them to obtain access to and utilization of such claims data or information, provided that Sellers and their Affiliates (other than any EMEA Debtors or their respective Subsidiaries) shall reasonably cooperate with Purchaser’s efforts. If any Third Party requires the consent of the Sellers or any of their Affiliates (other than any EMEA Debtors or their respective Subsidiaries) to the disclosure of such information, such consent shall not be unreasonably withheld.

Section 5.21. Deposits, Guarantees and Other Credit Support of the Business. Following the Closing, the Purchaser shall, or shall cause the applicable Designated Purchaser to, cooperate with the Sellers to procure the return and/or release by the applicable counterparty, as soon as reasonably practicable, of any lease security deposits given by the Sellers under any Leases that are Assigned Contracts or any deposits, bonds or other security posted in connection with Assigned Contracts (the “Security Deposits”), including where required by the applicable counterparty, offering to post such Security Deposits on terms and conditions no less favorable than offered to such Seller by such counterparty; provided, that neither the Purchaser nor any Designated Purchaser shall have any obligation under this Section 5.21 if any of the Sellers shall be in breach of the representations and warranties contained in Section 4.9(b) with respect to such Security Deposits or any portion thereof. Purchaser shall in no event be required to provide any replacement financial security or any financial security or other deposits with respect to any premises leased pursuant to a Sublease or leased pursuant to a Direct Lease all of which shall be the sole responsibility of Seller.

Section 5.22. Use of Trademarks. Except as expressly provided in the Trademark License Agreement, as of the Closing Date, neither the Purchaser nor any Designated Purchaser shall have the right to use the name “Nortel” or any other Trademarks owned by the Sellers or any of their Affiliates or any other Trademark employing the word “Nortel” or any confusingly similar Trademarks to any of the foregoing (collectively, the “Sellers’ Trademarks”).

Section 5.23. Sellers’ Accessible Information; Cooperation.

(a) After the Closing, the Purchaser shall have the right to reasonably request from the Main Sellers copies of all books, records, files, documentation and sales literature in the possession or under control of the Sellers and held or used in the Business (other than Tax records or Employee Records where prohibited by applicable law), to which the Purchaser in good faith determines it needs access for bona fide business or legal purposes. The Sellers shall, or cause their Respective Affiliates (other than any EMEA Debtors or their respective Subsidiaries) to, provide such copies to the Purchaser (at the Purchaser’s expense) as soon as reasonably practicable; provided, that the Sellers shall be allowed to redact any such requested document in order to delete any information and data relating to business segments of any such Seller and its Respective Affiliates (other than any EMEA Debtors or their respective Subsidiaries) not included in the Business; provided, further, that nothing herein shall (i) require the Sellers to disclose any information to the Purchaser if such information disclosure would jeopardize any attorney-client or legal privilege or (ii) contravene any applicable Law, fiduciary duty or agreement (including any confidentiality agreement to which the Sellers or any of their Affiliates is a party); it being understood, that Sellers shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or agreement).

(b) Purchaser and the Sellers shall reasonably cooperate, and shall cause their respective Subsidiaries (except, in the case of Sellers, the EMEA Debtors), officers, employees, agents, auditors and other Representatives to reasonably cooperate in preparing and auditing, as applicable, at Purchaser’s expense, any financial statements that the Purchaser may request in connection with its future financing requirements, such financial statements to be compliant with any applicable regulations regarding financial statements of businesses acquired or to be acquired.

Section 5.24. Maintenance of Books and Records.

(a) After the Closing, the Purchaser shall, and shall cause the Designated Purchasers to, preserve, until at least the greater of the third (3rd) anniversary of the Closing Date or as otherwise provided in Purchaser’s applicable document retention policies, all pre-Closing Date records to the extent relating to the Business possessed or to be possessed by such Person. After the Closing Date and up until at least the third (3rd) anniversary of the Closing Date, upon any reasonable advance notice and during regular business hours, the Purchaser shall, and/or shall cause the Person holding such records to, (a) provide to the Sellers or their Representatives reasonable access to such records during normal business hours and (b) permit the Sellers or their Representatives to make copies of such records; provided, however, that (A) any such access shall be conducted at Sellers’ expense, in accordance with Law (including any applicable Antitrust Law and Bankruptcy Law), under the supervision of the Purchaser’s personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of the Purchaser and its Affiliates, and (B) the Purchaser will not be required to provide to the Sellers access to or copies of any Employee Records where prohibited by applicable Laws.

(b) Notwithstanding anything contained in this Agreement or any other agreement between the Purchaser and the Sellers executed on or prior to the date hereof, the Purchaser shall not have any obligation to make available to the Sellers or its Representatives, or provide the Sellers or its Representatives with (i) any income Tax Return or any combined or consolidated Tax Return filed by the Purchaser or any of its Affiliates or predecessors, or any related material, or (ii) more generally, any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) potentially cause the Purchaser to be found in contravention of any applicable Law or contravene any fiduciary duty or agreement (including any confidentiality agreement to which the Purchaser or any of its Affiliates is a party), it being understood that the Purchaser shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Sellers to occur without so jeopardizing privilege or contravening such Law, duty or agreement.

(c) In addition to the above, the Sellers shall have the right to retain, following the Closing, copies of any book, record, literature, list and any other written or recorded information constituting Business Information or any Employee Records to which the Sellers in good faith determine they are reasonably likely to need access for bona fide tax, financial or legal purposes.

Section 5.25. Ancillary Agreements. The Primary Parties shall use their reasonable efforts to promptly negotiate and finalize in good faith the Ancillary Agreements to which it is contemplated they will be parties (including the Real Estate Agreements, in accordance with and as provided by the terms of the Real Estate Agreements Term Sheet). The Sellers shall use their reasonable efforts to cause the parties to the license agreements referred to in Exhibit H to terminate and replace those license agreements as contemplated in Exhibit H on or before Closing, failing which the Sellers shall file a motion with the Canadian Court to have those license agreements terminated on Closing and shall take all steps necessary both before and after the Closing to have those license agreements terminated.

Section 5.26. Subleases. For each Assumed and Subleased Real Estate Lease designated to be subleased pursuant to Section 2.1.5(b) or Non-365 Subleased Real Estate Lease designated to be subleased pursuant to Section 2.1.6(b), to the extent permitted by, and in accordance with, the terms of the related 365 Real Estate Lease or Non-365 Real Estate Lease and applicable Law and the Real Estate Agreements Term Sheet, the relevant Seller, as sublandlord, and Purchaser or a Designated Purchaser, as subtenant, will enter into a sublease in accordance with, and as provide by, the Real Estate Agreements Term Sheet (each such sublease a “Sublease”) at or prior to Closing. Seller’s obligation to assume an Assumed and Subleased Real Estate Lease or Non-365 Subleased Real Estate Lease shall be conditioned upon receipt of consent to the related Sublease from the master landlord to the extent required by the terms of the related 365 Real Estate Lease or Non-365 Real Estate Lease.

Section 5.27. Direct Leases. For each of the properties owned in fee or ground leased by the Sellers identified on Section 5.27 of the Sellers Disclosure Schedule or, in the case of the Carling Property, ground leased by Seller (collectively, the “Direct Lease Real Estate”), to the extent permitted by, and in accordance with, the terms of the related ground lease and applicable Law, Purchaser agrees that the relevant Seller and Purchaser or a Designated Purchaser will enter into a lease in accordance with, and as provided by, the Real Estate Agreements Term Sheet. With respect to the Carling Property, Sellers’ obligation to enter into a Direct Lease shall be conditioned upon receipt of consent to such Direct Lease from the ground landlord under the related ground lease (to the extent required by the terms thereof).

Section 5.28. Licenses. For each Licensed Real Estate Lease designated to be licensed pursuant to Section 2.1.5(b) or Non-365 Licensed Real Estate Lease designated to be licensed pursuant to Section 2.1.6(c), to the extent permitted by, and in accordance with, the terms of the related 365 Real Estate Lease or Non-365 Real Estate Lease and applicable Law, the relevant Seller, as licensor, and Purchaser or a Designated Purchaser, as licensee, will enter into a license in accordance with, and as provided by, the Real Estate Agreements Term Sheet (each such license a “License”). Seller’s obligation to assume such Licensed Real Estate Lease shall be conditioned upon receipt of consent to the related License from the master landlord to the extent required by the terms of the related Licensed Estate Lease or Non-365 Licensed Real Estate Lease.

Section 5.29. Hazardous Materials at the Carling Property.

(a) The Sellers acknowledge that the Purchaser and any Designated Purchaser did not cause or contribute to, and shall not be liable or responsible for, any currently or formerly existing Hazardous Materials contamination in, under, at, near or migrating from, to or through the Carling Property prior to or at the Closing Date.

(b) The Sellers that own and lease the Carling Property and the Purchaser agree that the relevant Seller and the Purchaser or a Designated Purchaser shall include in the License, Direct Lease or Sublease (as the case may be): (i) an acknowledgement that the Purchaser or a Designated Purchaser did not cause or contribute to, and shall not be liable or responsible for, the currently or formerly existing Hazardous Materials contamination in, under, at, near or migrating from, to or through the Carling Property prior to or at the commencement of the License, Direct Lease or Sublease (as the case may be); (ii) an indemnity by the relevant Seller in favour of the Purchaser and any Designated Purchaser for (A) any Liabilities, including any Order, arising (directly or indirectly) out of or relating to any currently or formerly existing Hazardous Materials contamination in, under, at, near or migrating from, to or through the Carling Property prior to or at the commencement of the License, Direct Lease or Sublease (as the case may be) with respect to the Carling Property and (B) if and to the extent caused by Sellers, any Liabilities, including any Order, arising (directly or indirectly) out of or relating to any Hazardous Materials contamination in, under, at, near or migrating from, to or through the Carling Property; and (iii) an indemnity by the relevant Purchaser in favor of Sellers for, if and to the extent caused by the Purchaser, any Liabilities, if and to the extent caused by Purchaser, including any Order, arising (directly or indirectly) out of or relating to any Hazardous Materials contamination in, under, at, near or migrating from, to or through the Carling Property after the commencement of the License, Direct Lease or Sublease (as the case may be) with respect to the Carling Property.

Section 5.30. Transition Services Agreement.

(a) The Parties acknowledge that Schedule 1 attached to the form of Transition Services Agreement contained in Exhibit Q (the “General Scope of Included Services”) reflects the general scope of services anticipated by the Parties to be provided pursuant to the Transition Services Agreement, but may not be sufficiently refined to define all such services in detail. Accordingly, the Parties agree that, from and after the execution of this Agreement, they will negotiate in good faith to refine the description of the services included within the General Scope of Included Services so as to provide sufficient operational detail (as mutually agreed or as determined by arbitration in accordance with clause (d), the “Included Services”). The Parties agree that Included Services will be finally determined by such negotiation or by arbitration in accordance with this Section 5.30, provided that the Included Services will be consistent with, and will omit any services not reasonably within the service description categories contained in the General Scope of Included Services. The Parties further agree that such negotiation and arbitration will be subject to the following general limitations and conditions (the “Scope Guidelines”): (i) if and to the extent that employees of any Seller or Provider are Transferring Employees under this Agreement, then the human tasks formerly undertaken by such Transferring Employees will no longer be required to be provided under the Transition Services Agreement (but equipment, licenses and other resources not transferred shall, in accordance with the terms of the Transition Services Agreement, continue to be made available as necessary to perform such tasks under the Transition Services Agreement as contemplated by this Section 5.30), and (ii) the Included Services will be limited to those reasonably necessary to carry on the Business after the Closing in a manner consistent with the operation of the Business during the twelve month period prior to the Closing Date (and will be limited to services provided internally by the applicable Seller, or sourced from a third party by the applicable Seller, during such period).

(b) If, between the time of execution of this Agreement and Closing, Purchaser identifies services not reasonably within the service description categories contained in the General Scope of Included Services which are reasonably advisable in order to assist with the orderly transition of the Business to Purchaser and which are consistent with the Scope Guidelines, then the Parties agree that such additional services (defined in operational detail as described herein) will be provided under the Transition Services Agreement, and the Parties will negotiate in good faith and use reasonable efforts expeditiously to refine such additional services in operational (as mutually agreed or as determined by arbitration in accordance with clause (d), the “Type 1 Extra Services”). If, between the time of the execution of this Agreement and Closing, Purchaser identifies services not described within the General Scope of Included Services which are reasonably necessary to carry on the Business and which are not consistent with the Scope Guidelines, but which can reasonably be provided by the applicable Seller without hiring new employees and without materially changing or burdening the operations of such Seller, then the Parties agree that such additional services (defined in operational detail as described herein) will be provided under the Transition Services Agreement, and the Parties will negotiate in good faith and use reasonable efforts expeditiously to define such additional services in operational detail (as mutually agreed or as determined by arbitration in accordance with clause (h), “Type 2 Extra Services,” together with Type 1 Extra Services, the “Extra Services”).

(c) It is the expectation of the Parties that the Included Services and any Extra Services will be specified in accordance with the mechanisms described in Sections 5.30(a) and 5.30(b) prior to the Closing. However, notwithstanding anything to the contrary in this Agreement, finalization and mutual approval of the Included Services and the Extra Services shall not be a condition to, or delay, the Closing, or permit any Party to rescind or terminate this Agreement. In the event the Included Services and any Extra Services have not been finalized and mutually approved by the Closing Date, then the following will apply: (i) at Closing, the applicable parties will execute and deliver the Transition Services Agreement in the form of Exhibit Q, (ii) the Parties will continue to use good faith efforts after the Closing to finalize the Included Services and any Extra Services (subject to, and in accordance with, the terms of this Section), (iii) pending such finalization, the Sellers will (a) provide Included Services (subject to the Scope Guidelines), and any Extra Services as are not in dispute in accordance with the pricing and other provisions of the Transition Services Agreement and (b) use reasonable efforts, with the cooperation of Purchaser, to provide such other services, subject to the Scope Guidelines, as may be reasonably requested by Purchaser on an interim basis reasonably to support the Business in a manner materially consistent with the operation of the Business during the twelve months prior to the Closing Date (any such services provided to be in accordance with the pricing and other provisions of the Transition Services Agreement).

(d) If the Parties have not finalized the Included Services or the Extra Services forty-five (45) days after the Closing Date, then any affected Party shall have the right but not the obligation to submit the associated disagreements to binding arbitration for resolution, which arbitration proceeding will be initiated by notice delivered by such Party (the “Complaining Party”) to the applicable counterparty, which notice shall specify the name of a person who shall serve as such Complaining Party’s arbitrator. Within ten (10) business days of receipt of such notice, the applicable counterparty (the “Responding Party”) shall notify the Complaining Party of such Responding Party’s choice of a person to act as an arbitrator (if such Responding Party does not so notify the Complaining Party, then the arbitration shall be conducted by the Complaining Party’s arbitrator alone). If two arbitrators are so selected, they will attempt to resolve the matter within thirty (30) days, failing which they shall jointly appoint a third arbitrator, who shall be unaffiliated with any of the Parties (a “Qualified Arbitrator”), to serve as arbitrator. (If the two arbitrators are unable jointly to appoint a third arbitrator, such third arbitrator, who must be a Qualified Arbitrator, shall be appointed either by the American Arbitration Association or upon application to the Supreme Court for the State of New York sitting in New York County). Any arbitration hereunder shall be conducted in the English language by such three arbitrators (except as expressly provided above), and shall take place in New York City in accordance with the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association. In rendering a decision, the arbitrators shall abide by the provisions of this Agreement and the Transition Services Agreement (and in particular, the arbitrators shall be engaged and directed by the Parties to define the Included Services and any Extra Services in operational detail in accordance with the requirements of Sections 5.30(a) and (b)). The decision of a majority of the arbitrators shall be in writing, shall be final and conclusive on the Parties, and counterpart copies thereof shall be delivered to all of the Parties not later than sixty (60) days of initiation of the date of the submission of the associated disagreements to binding arbitration for resolution. Judgment may be had on the decision of the arbitrators so rendered in any court of competent jurisdiction. The Purchaser shall bear the fees and expenses of the arbitrator it designates, the applicable Seller shall bear the fees and expenses of the arbitrator it designates, and the Purchaser and the applicable Seller shall equally share the fees and expenses of the third arbitrator.

(e) The Sellers and Purchaser shall respectively use all commercially reasonable efforts, and take all reasonable steps, to obtain the consents and approvals listed in Section 5.30(e) of the Sellers Disclosure Schedule, which such consents and approvals are required to enable the Providers to perform the Included Services in accordance with the Transition Services Agreement. The costs for obtaining such third-party consents will be shared equally by Purchaser and the applicable Seller; provided, that to the extent the aggregate of such costs exceeds $8 million, the Sellers shall bear all of such excess. The Parties will reasonably cooperate to mitigate such costs.

Section 5.31. Set-off. The Parties agree that in addition to any other remedy available, (i) the Purchaser and any Designated Purchaser will have the right, at any time and from time to time, with reasonable prior notice, to set-off any payment obligation (whether matured or unmatured) owed by a Seller to the Purchaser or any Designated Purchaser, as applicable, that arises under any Ancillary Agreement against any payment obligation owed by the same Purchaser (or any Designated Purchaser) under the same or any other Ancillary Agreement to the same Seller, and (ii) any Seller will have the right, at any time and from time to time, with reasonable prior notice, to set-off any payment obligation (whether matured or unmatured) owed by the Purchaser or any Designated Purchaser, as applicable, to the Seller that arises under any Ancillary Agreement against any payment obligation owed by the same Seller under the same or any other Ancillary Agreement to the Purchaser or any Designated Purchaser. Any such set-off will automatically satisfy and discharge the relevant obligation of the respective Persons; provided that, if an obligation exceeds the amount of the related set-off, such obligation will be novated and replaced by an obligation to pay the applicable Person only such excess. The currency of one obligation shall be converted into another currency at the then-current exchange rate prescribed by Section 1.2.4. A provision to this effect shall be included in each Ancillary Agreement and each Seller or Purchaser (or Designated Purchaser) that is party to an Ancillary Agreement shall be jointly and severally liable with each other Seller or other Purchaser (or Designated Purchaser), respectively, that is party to an Ancillary Agreement.

ARTICLE VI

TAX MATTERS

Section 6.1. Transfer Taxes.

(a) The Parties agree that the Purchase Price is exclusive of any Transfer Taxes. The Purchaser shall (on behalf of itself and the Designated Purchasers) promptly pay directly to the appropriate Tax Authority all applicable Transfer Taxes that may be imposed upon or payable or collectible or incurred in connection with this Agreement or the transactions contemplated herein, or that may be imposed upon or payable or collectible or incurred in connection with the execution of any other Transaction Document; provided, that if any such Transfer Taxes are required to be collected, remitted or paid by a Seller or any Subsidiary, Affiliate, Representative or agent thereof, such Transfer Taxes shall be paid by the Purchaser to such Seller, Subsidiary, Affiliate, Representative or agent, as applicable, at the Closing or thereafter, as requested of or by the applicable Seller. For the avoidance of doubt, Purchaser shall remain liable in respect of any Transfer Taxes regardless of the date that the Assets are removed from the premises of a Seller or any Seller’s supplier. All other Closing expenses will be paid by the Party incurring such expenses. Upon request from a Seller, the Purchaser shall provide to such Seller an original receipt (or such other evidence as shall be reasonably satisfactory to such Seller) evidencing the payment of Transfer Taxes by the Purchaser to the applicable Tax Authority under this Section 6.1(a).

(b) If the Purchaser or any Designated Purchaser wishes to claim any exemption relating to, or a reduced rate of, or make an election with the effect of reducing, Transfer Taxes, in connection with this Agreement or the transactions contemplated herein, or in connection with the execution of any other Transaction Document, the Purchaser or any Designated Purchaser, as the case may be, shall be solely responsible for ensuring that such exemption, reduction or election applies and, in that regard, shall provide the Sellers prior to Closing with its permit number, GST, VAT or other similar registration numbers and/or any appropriate certificate of exemption and/or other document or evidence to support the claimed entitlement to such exemption or reduction by the Purchaser or such Designated Purchaser, as the case may be. All Parties shall make reasonable efforts to cooperate to the extent necessary to obtain any such exemption or reduction.

(c) Provided that, in the opinion of the relevant Purchaser or Designated Purchaser, acting reasonably, the sale qualifies for such an election, the Purchaser and the relevant Designated Purchasers shall jointly execute with the applicable Seller(s) an election under section 167(1) of Part IX of the Excise Tax Act (Canada) and any equivalent election provided under provincial Laws, in the forms prescribed for such purposes, such that the sale of the Assets will take place without payment of any GST. The Purchaser or the relevant Designated Purchaser, as the case may be, shall file within the prescribed filing period all forms supporting such election with the relevant Tax Authority, together with its Tax Returns for the applicable reporting periods during which the sale of the Assets contemplated herein occurs and shall provide the Seller with a copy of such filed election. Purchaser shall indemnify and hold the Sellers harmless with respect to any tax, interest or penalties assessed against the Sellers as a result of making such election or the Purchaser’s or Designated Purchaser’s failure to timely file such an election.

Section 6.2. Tax Characterization of Payments Under This Agreement. The Sellers and the Purchaser agree to treat all payments made either to or for the benefit of the other Party under this Agreement (other than payment of the Estimated Purchase Price and any interest payments) as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof to the extent permitted under applicable Tax Law.

Section 6.3. Apportionment of Taxes.

(a) Except as otherwise provided in this ARTICLE VI, (i) the Sellers shall, and shall cause the other Sellers (to the extent such Sellers are their Subsidiaries), as the case may be, to bear all Taxes of any kind relating to the Assets or the conduct or operation of the Business for all Tax periods or portions thereof ending on or before the Closing Date and (ii) the Purchaser shall and shall cause the Designated Purchasers to bear all Taxes relating to the Assets or the conduct or operation of the Business for all Tax periods or portions thereof beginning after the Closing Date.

(b) For purposes of this Agreement, any Taxes for a “Straddle Period” (a Tax period that includes, but does not end on, the Closing Date) shall be apportioned between the Sellers, on the one hand, and the Purchaser and the Designated Purchasers, on the other hand, based on the portion of the period ending on and including the Closing Date and the portion of the period beginning after the Closing Date, respectively. The amount of Taxes shall be allocated between portions of a Straddle Period in the following manner: (i) in the case of a Tax imposed in respect of property (excluding, for the avoidance of doubt, any income Tax) and that applies ratably to a Straddle Period, the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of sales, value-added and similar transaction-based Taxes (other than Transfer Taxes allocated under Section 6.1), such Taxes shall be allocated to the portion of the Straddle Period in which the relevant transaction occurred.

Section 6.4. Withholding Taxes. The Purchaser and the Designated Purchasers shall be entitled to deduct and withhold from the Purchase Price such amounts as the Purchaser or Designated Purchasers, as the case may be, are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent such amounts are so withheld by the Purchaser or a Designated Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Ancillary Agreements as having been paid to the relevant Seller in respect of whom such deduction and withholding was made by such Purchaser or Designated Purchaser. None of the Parties is aware of any obligation to deduct and withhold any amounts from the Purchase Price under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. If any of the Parties learns of any such obligation on or prior to the Closing Date, then (i) in the case of a Seller, such Seller shall promptly provide reasonable notice of such obligation to the Purchaser, and (ii) in the case of the Purchaser, the Purchaser shall promptly provide reasonable notice of such obligation to the Sellers. In the event that a Tax withholding obligation arises with respect to payment of the Purchase Price, the Parties shall cooperate in good faith to minimize the amounts that the Purchaser or Designated Purchasers, as the case may be, are required to deduct and withhold.

Section 6.5. Records. Notwithstanding the provisions of Section 5.23 or Section 5.24, but subject to the provisions of Section 5.6, (i) after the Closing Date, the Purchaser and the Designated Purchasers, on the one hand, and the Sellers, on the other hand, will make available to the other, as reasonably requested, and to any Tax Authority, all information, records or documents relating to liability for Taxes with respect to the Assets, the Assumed Liabilities, or the Business for all periods prior to or including the Closing Date (including Straddle Periods), and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof, and (ii) in the event that one party needs access to records in the possession of a second party relating to any of the Assets, the Assumed Liabilities or the Business for purposes of preparing Tax Returns or complying with any Tax audit request, subpoena or other investigative demand by any Tax Authority, or for any other legitimate Tax-related purpose not injurious to the second party, the second party will allow Representatives of the other party access to such records during regular business hours at the second party’s place of business for the sole purpose of obtaining information for use as aforesaid and will permit such other party to make extracts and copies thereof as may be necessary or convenient. The obligation to cooperate pursuant to this Section 6.5 shall terminate at the time the relevant applicable statute of limitations expires (giving effect to any extension thereof).

(b) On or prior to Closing, the Sellers shall cause copies of Restricted Technical Records to be placed into escrow with the Records Custodian, who shall hold such Restricted Technical Records for ten (10) years in accordance with an escrow agreement between the Purchaser, the Sellers and the Records Custodian, in form satisfactory to the Purchaser and the Main Sellers. The escrow agreement will provide for access to the copies of the Restricted Technical Records only by the relevant Canadian Tax Authority or by Tax advisors of any purchaser (“Tax Credit Purchaser”) of the scientific research and experimental development tax credits of the Sellers under the Income Tax Act (Canada), and only if such advisors have executed an appropriate confidentiality agreement in form satisfactory to the Purchaser. The access permitted by the escrow agreement shall be only for the limited purpose of defending any audit, claim or action by any Canadian Tax Authority in respect of the characterization of expenditures by NNL or Nortel Networks Technology Corporation (“NNTC”) as qualified expenditures on scientific research and experimental development for purposes of the applicable provisions of the Income Tax Act (Canada) (“Qualified Expenditures”).

(c) The Purchaser shall use reasonable efforts to make available to the relevant Taxing Authority or Tax advisors of the Tax Credit Purchaser, those former employees of NNL or NNTC, as the case may be, with direct knowledge of the Qualified Expenditures who are then employed by the Purchaser and whose cooperation is necessary for the purpose of defending any audit, claim or action by any Taxing Authority of the characterization of expenditures by NNL or NNTC, as the case may be, as Qualified Expenditures, and provided such advisors have executed an appropriate confidentiality agreement satisfactory to the Purchaser.

(d) The Purchaser shall have no obligation to provide any access under this provision unless the Seller (if there is no Tax Credit Purchaser in respect of the request for access) or the Tax Credit Purchaser pays all the Purchaser’s reasonable expenses in connection with the foregoing provisions, including a reasonable per diem rate for access to former employees of NNL or NNTC, as the case may be (based on the total compensation of the employee at the time access is provided).

(e) At the request of the Purchaser, the Sellers shall provide reasonable access to records and employees of the Sellers to assist the Purchaser in claiming any future scientific research and experimental development tax credits for Qualified Expenditures.

(f) The Sellers shall have no obligation to provide any access under this provision unless the Purchaser pays all of the Sellers’ reasonable expenses in connection with the foregoing provisions, including a reasonable per diem rate for access to employees of Sellers (based on the total compensation of the employee at the time access is provided).

Section 6.6. Tax Returns.

(a) The Sellers shall be responsible for the preparation and timely filing (taking into account any extensions received from the relevant Tax Authorities) of all Tax Returns in respect of the Assets or the Business, for all Pre-Closing Taxable Periods (other than any Tax Returns with respect to Transfer Taxes (“Transfer Tax Returns”) described below in Section 6.6(b)). Such Tax Returns shall be true, correct and complete in all material respects. Except as otherwise provided in this Agreement, all Taxes indicated as due and payable on such Tax Returns shall be paid by (or shall be caused to be paid by) Sellers as and when required by Law.

(b) Each Transfer Tax Return with respect to Transfer Taxes imposed in respect of this Agreement and the transactions contemplated herein or in respect of the execution of any other Transaction Document shall be prepared by the Party that customarily has primary responsibility for filing such Transfer Tax Return pursuant to the applicable Tax Laws. Any Transfer Tax Returns prepared by the Sellers pursuant to this Section 6.6(b) shall be made available to the Purchaser at least ten (10) Business Days before such Tax Returns are due to be filed. The Purchaser shall pay to the Sellers any amount of Transfer Taxes payable in respect of Transfer Tax Returns to be filed by the Sellers pursuant to this Section 6.6(b) at least five (5) Business Days before such Transfer Tax becomes due and payable.

(c) The Purchaser or a Designated Purchaser shall be responsible for the preparation and timely filing (taking into account any extensions received from the relevant Tax Authorities) of all Tax Returns with respect to the Assets or the Business for all Straddle Periods. Such Tax Returns shall be true, correct and complete in all material respects. All Taxes indicated as due and payable on such Tax Returns shall be paid by (or shall be caused to be paid by) the Purchaser or a Designated Purchaser as and when required by Law.

(d) The Sellers shall be entitled to review and comment on any Tax Return (other than a Transfer Tax Return described in Section 6.6(b)) prepared by the Purchaser or a Designated Purchaser for any Straddle Period before any such Tax Return is filed. The Purchaser shall submit a draft of any such Tax Return to the Main Sellers at least thirty (30) days before the date such Tax Return is required to be filed with the relevant Tax Authority. The Main Sellers shall have ten (10) days after the date of receipt thereof to submit to the Purchaser, in writing, the Main Sellers’ written comments with respect to such Tax Return. The Purchaser shall notify the Main Sellers within five (5) days after receipt of such comments of (a) the extent, if any, to which the Purchaser accepts such comments and will file such Tax Return in accordance therewith and (b) the extent, if any, to which the Purchaser rejects such comments.

To the extent the Purchaser rejects the comments of the Main Sellers, the Purchaser and the Main Sellers promptly shall negotiate in good faith to resolve their disagreements; if no agreement has been reached within five (5) days, the Parties immediately shall appoint an Independent Auditor to determine the correct manner for reporting the items that are in dispute and shall provide to the Independent Auditor all relevant information. The Independent Auditor shall have ten (10) days to submit its determination, which shall be binding upon the Parties, and the Purchaser shall file such Tax Return in accordance therewith. Notwithstanding the preceding sentence, if the Independent Auditor shall not have submitted its determination on or before the date such Tax Return is required to be filed with the relevant Tax Authority (giving effect to any valid extensions), the Purchaser shall file its original draft of such Tax Return and shall, upon receiving the Independent Auditor’s later determination and to the extent permitted under applicable Law, promptly file an amended return in accordance therewith. The fees and expenses of the Independent Auditor shall be paid by the Party whose position is deemed to be least correct by the Independent Auditor.

(e) Notwithstanding any contrary provision in this Article VI, each Seller shall pay to the Purchaser the amount of its liability for Taxes shown to be due on any Tax Return for a Straddle Period at least three (3) Business Days prior to the due date thereof, giving effect to valid extensions; provided, however, that (i) if such Seller and the Purchaser are unable to agree as to the amount of such liability prior to such due date, such Seller shall pay to the Purchaser such amount as it in good faith believes that it owes, and (ii) to the extent the Independent Auditor determines that the amount of such liability is greater than the amount actually paid to the Purchaser prior to such due date, such Seller shall pay to the Purchaser such excess within three (3) Business Days after receiving the Independent Auditor’s determination.

(f) Notwithstanding any contrary provision in this Article VI, the Sellers shall not be entitled to any Tax-related information, including any Tax Return, that includes assets or operations of the Purchaser or any of its Affiliates in addition to the Assets; provided, however, that the Purchaser shall provide the Sellers with a copy of a pro forma Tax Return relating solely to the Assets for any Straddle Period.

Section 6.7. Allocation of Purchase Price.

(a) The Parties shall (i) allocate to the tangible Assets a proportion of the Purchase Price equal to the net book value of such Assets as of the Closing Date, and (ii) allocate to the intangible Assets the balance of the Purchase Price.

(b) To the extent necessary to file Transfer Tax Returns, the Parties shall negotiate in good faith to determine an allocation of the Purchase Price (and, to the extent properly taken into account under the applicable Tax Laws, the Assumed Liabilities) among the Assets in accordance with the principles of Section 1060 of the Code and the Treasury regulations promulgated thereunder and other applicable Tax Laws, which allocation shall be subject to the principles of Section 6.7(a) (such allocation, a “Partial Allocation”). If the Parties do not reach agreement on a Partial Allocation after negotiating in good faith, the Partial Allocation shall be submitted to the Independent Auditor, which shall prepare a final Partial Allocation; provided, however, that if a different Partial Allocation is required by a Government Entity (including as a result of the Bankruptcy Proceedings), then the Partial Allocation shall be modified as necessary to be consistent with the required allocation but in all cases shall be subject to the principles of Section 6.7(a). Notwithstanding the preceding sentence, if the Parties have not reached agreement on the Partial Allocation and the Independent Auditor has not submitted its determination on or before the date that a Transfer Tax Return is required to be filed with the relevant Tax Authority (giving effect to any valid extensions) pursuant to Section 6.6(b), then such Tax Return shall be timely filed in the manner that the Party with primary responsibility for filing such return reasonably determines and shall, upon receiving the Independent Auditor’s later determination and to the extent permitted under applicable Law, promptly file an amended return in accordance therewith. The Parties agree (i) to be bound by the final Partial Allocation accepted by the Parties or prepared by the Independent Auditor (as modified to be consistent with the allocation required by a Government Entity, as described above), as applicable, and (ii) to act in accordance with the allocations contained in such final Partial Allocation for all purposes relating to Transfer Taxes, including the preparation, filing and audit of any Transfer Tax Returns

ARTICLE VII

EMPLOYMENT MATTERS

Section 7.1. Employment Terms.

(a) Immediately following the completion of the Auction, but in any event prior to Closing (or otherwise in accordance with applicable Law), the Purchaser shall, or shall cause a Designated Purchaser to, extend a written offer of employment to the Employees as set forth on Section 7.1 of the Sellers Disclosure Schedule, such offer being contingent (x) in each case, in the discretion of the Purchaser, on such Employee passing a background check and, if such Employee is located in the United States, drug screening, in all cases, to the extent permitted and consistent with applicable Law and (y) in the case of Inactive Employees, upon their return to active status (other than Employees set forth on Section 7.1 of the Sellers Disclosure Schedule whose employment transfers automatically by operation of Law to the Purchaser or a Designated Purchaser). The Sellers shall have the right to review any offer of employment made pursuant to this Section 7.1 prior to it being sent to any Employee. Such offer of employment shall provide for an employee consideration period of at least one week, or such longer period as required by applicable Law. Such offers (and, with respect to Employees whose employment transfers by operation of Law, such continued employment) shall be consistent with the requirements of applicable Law and on terms and conditions no less favorable, in the aggregate, than those the Employees currently have, but subject to certain adjustments to conform to the Purchaser’s standard employment policies where legally possible. The Sellers shall provide the Purchaser or a Designated Purchaser with such additional information as the Purchaser may reasonably require in order to comply with its obligations under this ARTICLE VII. Notwithstanding anything to the contrary contained herein, as a condition to the transfer of employment (except as prohibited by applicable Law) the Purchaser or Designated Purchaser may require Employees to provide evidence they are legally permitted to be employed by the Purchaser or a Designated Purchaser, as required by applicable Law. Any Employee who accepts such offer of employment and commences employment with the Purchaser or a Designated

Purchaser, and any Employees whose employment transfers by operation of Law, shall be deemed to be a Transferring Employee for all purposes of this Agreement, effective as of the Employee Transfer Date, which for Employees whose employment transfers by operation of Law shall be the Closing Date.

(b) For the twelve (12) month period following the Closing Date (or for such shorter period as a Transferring Employee remains employed by Purchaser or a Designated Purchaser), such Transferring Employee, subject to applicable Law, shall be employed on terms and conditions of employment not materially less favorable, in the aggregate, than the terms and conditions of employment provided to such Employees immediately prior to the Closing, subject, following the Employee Transfer Date, to certain adjustments to conform to the Purchaser’s standard employment policies where legally possible; provided, however, that, subject to the terms of the Transferring Employee Agreement, neither this Section 7.1 nor Section 7.2 restricts the right of the Sellers, the Purchaser or a Designated Purchaser to terminate the employment of any Transferring Employee after the Closing; provided, further, that, following the Employee Transfer Date, nothing shall prohibit the Purchaser or any Designated Purchaser from making changes to such terms and conditions of employment that are generally applicable and broadly based across the Purchaser’s or Designated Purchaser’s employee population.

(c) The Purchaser or a Designated Purchaser shall use reasonable efforts from the date hereof until the expiration of the Transferring Employee Agreement with respect to Visa Employees to obtain, at its cost, such visas or permits as are required for it to employ Visa Employees.

Section 7.2. Employee Benefits.

(a) The Purchaser or a Designated Purchaser shall, and shall cause its relevant Affiliates to, recognize the service date of each Transferring Employee as set out in the Employee Information for all purposes other than benefit accrual under any defined benefit plan and except as would result in a duplication of benefits.

(b) Without limiting the generality of the foregoing, the Purchaser shall, or shall cause its relevant Affiliates to, provide the following benefits to Transferring Employees:

(i) The Sellers shall: (x) with respect to each Transferring Employee located in the United States and Mexico, pay to such Transferring Employee upon his or her Employee Transfer Date the amount of compensation with respect to the unused vacation days that is due and owing to such Transferring Employee, up to his or her Employee Transfer Date; and (y) with respect to each Transferring Employee located in Canada and China, pay to such Transferring Employee upon his or her Employee Transfer Date the amount of compensation with respect to the accrued and unused vacation days that is due and owing to such Transferring Employee up to his or her Employee Transfer Date (other than the Accrued Vacation Amount accrued and unused by such Transferring Employee in the year in which the Employee Transfer Date occurs); in each case by the date required under applicable Law in exchange for, with respect only to those Transferring Employees located in Canada and China, an acknowledgement and consent by each such Employee that he or she has received full compensation from the

Sellers for such accrued and unused vacation days and has no entitlement to the vacation time associated therewith . Nothing contained in this Section 7.2(b)(i) shall be construed to amend or modify any provision in the Transferring Employee Agreement providing for any payment or transfer of paid vacation days with respect to Transferring Employees’ vacation time associated with the period between the Closing Date and the Employee Transfer Date.

(ii) Section 7.2(b)(ii) of the Sellers Disclosure Schedule sets forth the amount of the Accrued Vacation Amount that is due and owing to each Transferring Employee as of the date hereof and updated by the Sellers as of the Closing Date. The Purchaser shall, or shall cause its relevant Affiliates to, grant each Transferring Employee covered by Section 7.2(b)(i)(y) paid time off in an amount equal to the accrued unused vacation days for such Transferring Employee that are not paid upon the Employee Transfer Date pursuant to Section 7.2(b)(i)(y). If such Transferring Employee terminates employment with the Purchaser or an Affiliate of Purchaser prior to receiving such paid time off, as described above, the Purchaser shall pay such Transferring Employee an amount equal to any such unused paid time off upon such employment termination.

(iii) With respect to each Transferring Employee (and their eligible dependents, as applicable), the Purchaser or the relevant Purchaser’s Affiliates shall cause the Purchaser Employee Plans to (i) waive any eligibility periods, evidence of insurability or pre-existing condition limitations to the extent such limitations no longer apply to such Transferring Employees under the comparable Seller Employee Plan and (ii) honor any deductibles, co-payments, co-insurance or out-of-pocket expenses paid or incurred by such employees, including with respect to their dependents, under comparable Seller Employee Plans during the Purchaser Employee Plan year in which the relevant Employment Transfer Date occurs; provided, that such employee provides an explanation of benefits or similar documentation of such expenses paid or incurred to the Purchaser or its Affiliates.

(c) As of the Closing Date, the Purchaser or the Designated Purchaser shall establish or otherwise provide a registered pension plan for Transferring Employees employed in Canada and maintain such plan for a period of at least five (5) years following the Closing Date and each such Transferring Employee’s participation shall commence on such Transferring Employee’s Employee Transfer Date.

(d) The Sellers shall be solely responsible for any required notice under the WARN Act with respect to terminations of employment of Employees that occur on or prior to the Closing Date provided that Purchaser or the Designated Purchaser, as applicable, has satisfied their obligations set out in Section 7.1. Purchaser shall be solely responsible for any required notice under the WARN Act with respect to terminations of employment of Transferring Employees that occur on or after the Closing Date.

Section 7.3. Other Employee Covenants.

(a) After the date hereof, and subject to each Party’s disclosure obligations imposed by Law or by Government Entities and each Party’s obligations hereunder, neither the

Purchaser, the Sellers nor any of their respective Affiliates shall issue any announcement or communication to their respective employees or the Employees, prior to consultation with, and the approval of, the other Party (not to be unreasonably withheld or delayed) with respect to this Agreement or any of the transactions contemplated hereby. If requested, the Parties shall reasonably cooperate in respect of the development and distribution of any announcement and communication to the employees of the Sellers, including Employees, with respect to this Agreement or any of the transactions contemplated hereby.

(b) Prior to the Employee Transfer Date (for Transferring Employees) and before and after the Closing Date for all other Employees, the Purchaser undertakes to keep the Employee Information in confidence including taking the following actions:

(i) the Purchaser shall, and shall cause the Designated Purchasers to, restrict the disclosure of the Employee Information only to such of its employees, agents and advisors as is reasonably necessary for the purposes of complying with its obligations pursuant to this Agreement;

(ii) the Employee Information shall not be disclosed to any Person other than those set forth in Section 7.3(b)(i) above (including, for the avoidance of doubt, any other employee of the Purchaser or any Designated Purchaser or other Affiliate of the Purchaser) without the consent of the Main Sellers, such consent not to be unreasonably withheld;

(iii) the Employee Information shall not be used except for the purposes of complying with the obligations of the Purchaser and the Designated Purchasers pursuant to this Agreement and shall be returned to the Sellers or destroyed, at the Sellers’ election, if this Agreement is terminated; and

(iv) the Purchaser shall, and shall cause the Designated Purchasers to, comply with such additional obligations as may be reasonably required in any particular jurisdiction to comply with any applicable data privacy Laws.

(c) Within fourteen (14) days following the Employee Transfer Date, except to the extent prohibited by applicable data privacy Laws and subject to consent by such Employee in his or her written offer of employment, or as otherwise required by Law, the Sellers shall provide the Purchaser or the Designated Purchaser with the Employee Records (or a copy thereof).

(d) During the Non-Solicitation Period, the Sellers shall not, without the advance written consent of Purchaser, either directly or indirectly solicit for employment or hire any Transferring Employee unless the employment of such Transferring Employee is involuntarily terminated without cause by the Purchaser or Designated Purchaser prior to such action by the Sellers (other than any termination in connection with such Transferring Employee seeking employment with Sellers); provided, however, that nothing in this Section 7.3(d) shall prevent the Sellers from (i) employing the Transferring Employees pursuant to the terms of the Transferring Employee Agreement, (ii) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such Transferring

Employees or (iii) hiring such Transferring Employees identified through such employment searches.

(e) During the Non-Solicitation Period, the Purchaser shall not, and shall cause the Designated Purchasers not to, either directly or indirectly solicit for employment or hire any employee of the Sellers who is not an Employee unless (i) the employment of such employee is involuntarily terminated without cause by the Seller prior to such action by the Purchaser or Designated Purchasers (other than any termination in connection with such employee seeking employment with Purchaser or Designated Purchasers), or (ii) otherwise permitted by the Transition Services Agreement.

(f) During the Non-Solicitation Period, the Purchaser shall not, and shall cause the Designated Purchasers not to, either directly or indirectly solicit for employment or hire any Employee who has rejected an offer of employment from the Purchaser or a Designated Purchaser, or to whom the Purchaser or a Designated Purchaser did not make an offer of employment pursuant to this Agreement; provided, that this Section 7.3(f) shall not apply if the Purchaser gives the Sellers prior notice of such solicitation or hire and such employee, if applicable, returns to the Sellers any severance payments paid by the Sellers to such employee (and, if applicable, releases the Sellers from any right to severance payments).

(g) During the Non-Solicitation Period, neither Party shall, except as specifically set out in this Agreement or without the other Parties’ written consent or as expressly permitted by this Agreement, either directly or indirectly solicit for employment or hire any of the employees with whom the Party has had personal contact, or who became known to the Party in the course of its negotiation of the transactions contemplated hereby; provided that nothing in this Section 7.3(g) shall restrict or preclude the Party, without such consent, from employing any employee Party who (x) contacts such Party directly at his or her own initiative without any direct or indirect solicitation by or encouragement from such party, (y) responds to a mass media solicitation or advertisement consistent with such Party’s past practices, as applicable, that is not directed at the employees, or (z) is contacted by a third party executive search firm or employment agency, so long the Party did not provide guidance as to such employee to the third party firm or agency.

Section 7.4. Excluded Employee Liabilities. None of the Purchaser or the Designated Purchasers shall assume or be deemed to have assumed any Liabilities of the Sellers or their Affiliates relating to Employees other than the Assumed Liabilities and except as otherwise provided in the Transferring Employee Agreement (the “Excluded Employee Liabilities”). The Excluded Employee Liabilities shall include, but not be limited to, the following:

(a) the Sellers’ or any of their Affiliates’ obligations to contribute to, make payments with respect to or provide benefits under any Seller Employee Plan (including, for the avoidance of doubt, any arrangement that provides severance-type benefits) except with respect to the Transferred Employee Plans;

(b) any Liability with respect to the KERP, the KEIP, the Calgary Retention Plan or any other Seller retention plan, program or arrangement in effect as of the Closing Date that provides benefits to any Transferring Employee;

(c) any obligation to provide continuation coverage pursuant to COBRA under any Seller Employee Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code) to the Transferring Employees and/or their qualified beneficiaries with respect to a COBRA qualifying event that occurs prior to such Employees’ Employee Transfer Date; and

(d) Liabilities resulting from any Action (i) with respect to any Employee relating to his/her employment or termination of employment with any of the Sellers, or (ii) with respect to an applicant with respect to potential employment with any of the Sellers in the Business.

Section 7.5. Sole Benefit of Sellers and Purchaser. The terms and provisions of this ARTICLE VII are for the sole benefit of the Sellers and the Purchaser. Nothing contained herein, express or implied (i) shall be construed to establish, amend, or modify any Seller Employee Plan, any Purchaser Employee Plan, or any other benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of the Purchaser, the Sellers, or any of their respective Affiliates to amend, modify or terminate any Seller Employee Plan, any Purchaser Employee Plan (other than as provided in Section 7.2(c)), or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continued employment, or constitute or create an employment agreement with any Transferring Employee, or (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees and including collective bargaining agents or representatives) any right as a third-party beneficiary of this Agreement.

ARTICLE VIII

CONDITIONS TO THE CLOSING

Section 8.1. Conditions to Each Party’s Obligation. The Parties’ obligation to effect, and, as to the Purchaser, to cause the relevant Designated Purchasers to effect, the Closing is subject to the fulfillment (or the express written waiver of the Primary Parties), at or prior to the Closing, of the following conditions:

(a) Regulatory Approvals. All Regulatory Approvals shall have been obtained.

(b) No Injunctions or Restraints. There shall be in effect no Law, order, injunction, decree or judgment of any court or other Government Entity in the U.S., Canada or the United Kingdom prohibiting the consummation of the transactions contemplated hereby, and there shall not be any proceedings pending by any Governmental Entity in the U.S. or Canada seeking such prohibition.

(c) U.S. Bidding Procedures Order and Canadian Sales Process Order. The U.S. Bidding Procedures Order and the Canadian Sales Process Order shall have been entered and shall not have been stayed as of the Closing Date.

(d) U.S. Sale Order and Canadian Approval and Vesting Order. The U.S. Sale Order and the Canadian Approval and Vesting Order (i) shall have been entered, and (ii) shall have become Final Orders, provided, that, this condition under Section 8.1(d)(ii) may be waived by the Purchaser in its sole discretion.

Section 8.2. Conditions to Sellers’ Obligation. The Sellers’ obligation to effect the Closing shall be subject to the fulfillment (or the express written waiver by the Main Sellers), at or prior to the Closing, of each of the following conditions:

(a) No Breach of Representations and Warranties.

(i) Each of the representations and warranties set forth in ARTICLE III (other than those referred to in clause (ii) below), disregarding all materiality qualifications contained therein, shall be true and correct (x) as if restated on and as of the Closing Date or (y) if made as of a date specified therein, as of such date, except, in each case, for any failure to be true and correct that has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(ii) Each of the representations and warranties set forth in Sections 3.1, 3.2 and 3.3, disregarding all materiality and material adverse effect qualifications contained therein, shall be true and correct in all material respects (x) as if restated on and as of the Closing Date or (y) if made as of a date specified therein, as of such date.

(b) No Breach of Covenants. The covenants contained in this Agreement to be complied with by the Purchaser or the Designated Purchasers on or before the Closing shall not have been breached in any material respect.

Section 8.3. Conditions to Purchaser’s Obligation. The Purchaser’s obligation to effect, and to cause the relevant Designated Purchasers to effect, the Closing shall be subject to the fulfillment (or the express written waiver by the Purchaser), at or prior to the Closing, of each of the following conditions:

(a) No Breach of Representations and Warranties.

(i) Each of the representations and warranties set forth in ARTICLE IV (other than those referred to in clause (ii) below), disregarding all materiality and Material Adverse Effect qualifications contained therein, shall be true and correct (x) as if restated on and as of the Closing Date or (y) if made as of a date specified therein, as of such date, except, in each case, for any failure to be true and correct that has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(ii) Each of the representations and warranties set forth in Sections 4.1, 4.2, and 4.3, disregarding all materiality and Material Adverse Effect qualifications contained therein, shall be true and correct in all material respects (x) as if restated on and as of the Closing Date or (y) if made as of a date specified therein, as of such date.

(b) No Breach of Covenants. The covenants, obligations and agreements contained in this Agreement to be complied with by the Sellers on or before the Closing shall not have been breached in any material respect.

(c) Unbundling and Assignment. With respect to Bundled Contracts that accounted, in the aggregate, for at least $1,500,000,000 (or no less than 75%) of the sales revenue related to the CDMA Business in fiscal year 2008 (the “Specified CDMA Contracts”), the Sellers shall have (or will prior to the or at the Closing) entered into new Contracts, which will be Assigned Contracts, with the counterparties to the Specified CDMA Contracts pursuant to Section 5.16(a).

(d) Investment Canada. The Minister of Industry has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the transaction contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (i) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transaction on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transaction or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the transaction, provided that order is on terms and conditions satisfactory to the Purchaser in its sole discretion.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Primary Parties;

(b) by either the Main Sellers or the Purchaser, upon written notice to the other upon the entry of an order by the U.S. Bankruptcy Court and the Canadian Court approving an Alternative Transaction;

(c) by either the Main Sellers or the Purchaser, upon written notice to the other:

(i) if the U.S. Bidding Procedures Order and the Canadian Sales Process Order have not been entered within twelve (12) days from the date of this Agreement;

(ii) if the Auction is not completed within thirty (30) days of the entry of the U.S. Bidding Procedures Order and the Canadian Sales Process Order;

(iii) if the U.S. Sale Order and the Canadian Approval and Vesting Order have not been entered by the respective Courts by July 31, 2009;

(iv) if the Closing does not take place by August 31, 2009 (the “Termination Date”; provided, that if the Closing does not take place by the Termination Date solely due to the condition set forth in Section 8.1(a) not being fulfilled, the Termination Date shall automatically be extended to September 30, 2009;

provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the Party seeking to terminate if such Party is then in breach of this Agreement and such breach has been the cause of, or has resulted in, the event or condition giving rise to a right to terminate this Agreement pursuant to this Section 9.1(c).

(d) by the Purchaser if any of the Sellers withdraw or seek authority to withdraw the Canadian Approval and Vesting Order Motion or the U.S. Bidding Procedures and Sale Motion, or publicly announce any stand alone plan of reorganization or liquidation (or support any such plan filed by any other Person) in respect of the Business;

(e) by the Purchaser in the event of a material breach by the Sellers of the Sellers’ representations, warranties, agreements or covenants set forth in this Agreement, which breach would result in a failure to satisfy the conditions to Closing set forth in Section 8.1(a), Section 8.3(a) or Section 8.3(b), as applicable, and, in each case, which, if capable of being cured, is not cured within ten (10) days from receipt of a written notice from the Purchaser; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to the Purchaser where a breach of this Agreement by the Purchaser has been the cause of, or has resulted in, the event or condition giving rise to a right to terminate this Agreement pursuant to such clause; or

(f) by the Main Sellers in the event of a material breach by the Purchaser of the Purchaser’s representations, warranties, agreements or covenants set forth in this Agreement, which breach would result in a failure to satisfy the conditions to Closing set forth in Section 8.1(a) or Section 8.2 of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to the Main Sellers where a breach of this Agreement by the any of the Sellers has been the cause of, or has resulted in, the event or condition giving rise to a right to terminate this Agreement pursuant to such clause; or

(g) by the Purchaser in the event the Sellers fail to consummate the Closing in breach of Section 2.3, within five (5) Business Days of written demand by the Purchaser to consummate the Closing.

Section 9.2. Termination Payments.

(a) In the event that this Agreement is terminated pursuant to Section 9.1(b), by the Main Sellers pursuant to Section 9.1(c) (other than Section 9.1(c)(iv)) or by the Purchaser pursuant to Section 9.1(d), Section 9.1(e) or Section 9.1(g), then the Sellers shall pay to the Purchaser in immediately available funds within two (2) Business Days following such termination, a cash fee of $19,500,000 (the “Break-Up Fee”). In addition, in the event this Agreement is terminated pursuant to Section 9.1 (other than Section 9.1(a) or Section 9.1(f)), the Sellers shall pay to the Purchaser an amount in cash equal to the total amount of all reasonable and documented fees, costs and expenses incurred by the Purchaser in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all filing and notification fees, and all fees and expenses of the Purchaser’s Representatives in an amount not to exceed $3,000,000 (the “Expense Reimbursement”). The Sellers acknowledge and agree that the Expense Reimbursement is a reasonable amount given the size and complexity of the transactions contemplated by this Agreement. The Expense Reimbursement shall be paid by wire transfer or other means acceptable to the Purchaser not later than two (2) Business Days following the receipt by the Main Sellers of a written notice from the Purchaser describing the fees and expenses which constitute the Expense Reimbursement in reasonable detail (the “Expense Reimbursement Notice”).

(b) The Sellers’ obligation to pay the Break-Up Fee and the Expense Reimbursement pursuant to this Section 9.2 shall survive termination of this Agreement and shall to the extent owed by the U.S. Debtors, constitute administrative expense claims against the U.S. Debtors under Section 503(b) of the U.S. Bankruptcy Code.

(c) Notwithstanding anything to the contrary herein, the Sellers’ obligation to pay the Break-Up Fee pursuant to this Section 9.2 is expressly subject to entry of the US Bidding Procedures Order and Canadian Sales Process Order.

Section 9.3. Effects of Termination. If this Agreement is terminated pursuant to Section 9.1:

(a) all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of (i) Section 5.7 (Public Announcements), (ii) Section 5.10 (Transaction Expenses), (iii) Section 5.11 (Confidentiality), (iv) Section 7.3(b) (Other Employee Covenants), (v) Section 9.1 (Termination), (vi) Section 9.2 (Termination Payments), (vii) Section 9.3 (Effects of Termination) and (viii) ARTICLE X (Miscellaneous); provided, that neither the termination of this Agreement nor anything in this Section 9.3 shall relieve any Party from liability for any breach of this Agreement occurring before the termination hereof and thereof;

(b) except as required by applicable Law, the Purchaser shall return to the Sellers or destroy all documents, work papers and other material of any of the Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

(c) the provisions of the Confidentiality Agreement shall continue in full force and effect.

ARTICLE X

MISCELLANEOUS

Section 10.1. No Survival of Representations and Warranties or Covenants. No representations or warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Closing Date, except for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms.

Section 10.2. Remedies. No failure to exercise, and no delay in exercising, any right, remedy, power or privilege under this Agreement by any Party will operate as a waiver of such right, remedy, power or privilege, nor will any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.

Section 10.3. No Third Party Beneficiaries. Except for any acknowledgments, rights, undertakings, representations or warranties expressed to be for the benefit of the EMEA Debtors or the Joint Administrators, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.4. Consent to Amendments; Waivers. No Party shall be deemed to have waived any provision of this Agreement or any of the other Transaction Documents unless such waiver is in writing, and then such waiver shall be limited to the circumstances set forth in such written waiver. This Agreement and the Ancillary Agreements shall not be amended, altered or qualified except by an instrument in writing signed by all the parties hereto or thereto, as the case may be.

Section 10.5. Successors and Assigns. Except as otherwise expressly provided in this Agreement, all representations, warranties, covenants and agreements set forth in this Agreement or any of the Ancillary Agreements by or on behalf of the parties hereto or thereto will be binding upon and inure to the benefit of such parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the Main Sellers in case of an assignment by Purchaser or Purchaser in case of an assignment by any Seller, which consent may be withheld in such party’s sole discretion, except for the following assignment which shall not require consent (i) assignment to an Affiliate of a Party (provided (A) that such Party remains liable jointly and severally with its assignee Affiliate for the assigned obligations to the other Parties and (B) any such assignment by Purchaser complies with Section 2.4 if applicable), (ii) assignment by a U.S. Debtor to a succeeding entity following such U.S. Debtor’s emergence from Chapter 11, and (iii) assignment by any of the Canadian Debtors pursuant to any plan of arrangement approved by the Canadian Court, which will not require the consent of the Purchaser.

Section 10.6. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any Parties, shall be governed exclusively by the Laws of the State of New York applicable to contracts made and to be performed in that State and without regard to the rules of conflict of laws of any other jurisdiction.

(b) To the fullest extent permitted by applicable Law, each Party: (i) agrees that any claim, action, proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement, or the transactions contemplated hereby shall be brought only in (a) either the U.S. Bankruptcy Court, if brought prior to the entry of a final decree closing the Chapter 11 Cases, or the Canadian Court, if brought prior to the termination of the CCAA Cases, provided that if (X) a final decree closing the Chapter 11 Cases has not been entered and (Y) the CCAA Cases have not terminated, the U.S. Debtors or the Canadian Debtors may, in accordance with the Cross-Border Protocol, request that the Bankruptcy Court or the Canadian Court, as case may be, to hold a joint hearing of the Bankruptcy Court and the Canadian Court to determine the appropriate jurisdiction for such claim, action or proceeding, and (b) in the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, the Supreme Court of the State of New York, County of New York, if brought after entry of a final decree closing the Chapter 11 Cases and termination of the CCAA Cases, and shall not be brought, in each case, in any other court in the United States of America, Canada or any court in any other country; (ii) agrees to submit to the jurisdiction of the U.S. Bankruptcy Court, the Canadian Court, in the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, County of New York and the Canadian Court, as applicable, pursuant to the preceding clauses (a) and (b) for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby; (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of such Action brought in any such court or any claim that any such Action brought in such court has been brought in an inconvenient forum; (iv) agrees that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 10.7 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Section 10.6(b) shall not limit the jurisdiction of the Accounting Arbitrator set forth in Sections 2.2.3(c), 2.2.3(c) and 5.30, although claims may be asserted in the courts referred to in Section 10.6(b) for purposes of enforcing the jurisdiction and judgments of the Accounting Arbitrator.

(d) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF

ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

Section 10.7. Notices. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile transmission with confirmation to the number specified below, by electronic mail with confirmation to any Party at the address specified below, or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section 10.7.

If to the Purchaser to:

Nokia Siemens Networks B.V.

Karaportti 3

FI-02610 Espoo

Finland

Attention: Kirsi Kormi

Facsimile: +35-871-802-8037

With copies (that shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London, England E14 5DS

Attention: N. Lynn Hiestand, Michal Berkner

Facsimile: +44 207 519 7000

and

Torys LLP

79 Wellington Street West, Suite 3000

Box 270, TD Centre

Toronto, Ontario, M5K 1N2 Canada

Attention: Sharon C. Geraghty

Facsimile: +1-416-865-7380

If to the Main Sellers or the Sellers, to:

Nortel Networks Corporation

195 The West Mall

Mailstop: T0503006

Toronto, Ontario, Canada M9C 5K1
Attention:	Gordon A. Davies
Chief Legal Officer & Corporate Secretary
Facsimile:	+1-905-863-7386

Nortel Networks Limited
195 The West Mall
Mailstop:	T0503006
Toronto, Ontario, Canada M9C 5K1
Attention:	Gordon A. Davies
Chief Legal Officer & Corporate Secretary
Facsimile:	+1-905-863-7386

Nortel Networks Inc.
Legal Department
220 Athens Way, Suite 300
Nashville, Tennessee, USA 37228
Attention:	Lynn C. Egan
Assistant Secretary
Facsimile:	+1-615-432-4067

With copies (that shall not constitute notice) to:

Nortel Networks Limited
195 The West Mall
Mailstop:	T0505009
Toronto, ON M9C 5K1
Canada
Attn:	Douglas Parker
Associate General Counsel, Corporate
Facsimile:	+1-905-863-7739

and

Nortel Networks Inc.
Legal Department
220 Athens Way, Suite 300
Nashville, TN 37228
USA
Attention:	Robert Fishman Senior Counsel
Facsimile:	+1-347-427-3815 & +1-615-432-4067

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

United States Attention: Paul J. Shim, Daniel S. Sternberg

Facsimile: +1-212-225-3999

and

Ogilvy Renault LLP

200 Bay Street

Suite 3800, P.O. Box 84

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2Z4

Canada

Attention: Michael Lang

Facsimile: +1-416-216-3930

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile transmission, or on the second calendar day after deposit with a reputable overnight courier service, as applicable.

Section 10.8. Exhibits; Sellers Disclosure Schedule.

(a) The Sellers Disclosure Schedule and the Exhibits attached hereto constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

(b) The inclusion of any information in any section of the Sellers Disclosure Schedule or other document delivered by the Sellers pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Section 10.9. Counterparts. The Parties may execute this Agreement in two or more counterparts (no one of which need contain the signatures of all Parties), each of which will be an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterparty of this Agreement

Section 10.10. No Presumption; Mutual Drafting. The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive the effects of such Laws.

Section 10.11. Severability. If any provision, clause, or part of this Agreement, or the application thereof under certain circumstances, is held invalid, illegal or incapable of being enforced in any jurisdiction, (i) as to such jurisdiction, the remainder of this Agreement or the application of such provision, clause or part under other circumstances, and (ii) as for any other jurisdiction, all provisions of this Agreement, shall not be affected and shall remain in full force and effect, unless, in each case, such invalidity, illegality or unenforceability in such jurisdiction materially impairs the ability of the Parties to consummate the transactions contemplated by this Agreement. Upon such determination that any clause or other provision is invalid, illegal or incapable of being enforced in such jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible even in such jurisdiction.

Section 10.12. Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreement set forth the entire understanding of the Parties relating to the subject matter thereof, and all prior or contemporaneous understandings, agreements, representations and warranties, whether written or oral, are superseded by this Agreement, the other Transaction Documents and the Confidentiality Agreement, and all such prior or contemporaneous understandings, agreements, representations and warranties are hereby terminated. In the event of any irreconcilable conflict between this Agreement and any of the other Transaction Documents or the Confidentiality Agreement, the provisions of this Agreement shall prevail, regardless of the fact that certain other Transaction Documents, such as the Local Sale Agreements (if any), may be subject to different governing Laws.

Section 10.13. Availability of Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to equitable relief to prevent or remedy breaches of this Agreement, without the proof of actual damages, calculation of which the Parties agree would be uncertain and difficult to ascertain, including in the form of an injunction or injunctions or orders for specific performance in respect of such breaches.

Section 10.14. Bulk Sales Laws. Subject to the entry of the U.S. Sale Order and the Canadian Approval and Vesting Order, each Party waives compliance by the other Party with any applicable bulk sales Law.

Section 10.15. Main Sellers as Representatives of Other Sellers.

(a) For all purposes of this Agreement:

(i) each Other Seller listed in Section 10.15(a)(i) of the Sellers Disclosure Schedule hereby irrevocably appoints NNC as its representative;

(ii) each Other Seller listed in Section 10.15(a)(ii) of the Sellers Disclosure Schedule hereby irrevocably appoints NNL as its representative; and

(iii) each Other Seller listed in Section 10.15(a)(iii) of the Sellers Disclosure Schedule hereby irrevocably appoints NNI as its representative.

(b) Pursuant to Section 10.15(a), each of NNC, NNL and NNI shall expressly have the power to, in the name and on behalf of each of its Respective Affiliates (as defined below), (i) take all decisions and carry out any actions required or desirable in connection with this Agreement, (ii) send and receive all notices and other communications required or permitted hereby, and (iii) consent to any amendment, waivers and modifications hereof.

(c) For the purposes of this Agreement, “Respective Affiliates” means: (i) with respect to NNC, each Other Seller listed in Section 10.15(a)(i) of the Sellers Disclosure Schedule; (ii) with respect to NNL, each Other Seller listed in Section 10.15(a)(ii) of the Sellers Disclosure Schedule, and (iii) with respect to NNI, all the other U.S. Debtors and each Other Seller listed in Section 10.15(a)(iii) of the Sellers Disclosure Schedule, but in all cases other than any EMEA Debtors or their respective Subsidiaries.

(d) Each Respective Affiliate shall indemnify the Main Seller that acts as representative of such Respective Affiliate pursuant to this Section 10.15(d) for, and hold it harmless against, any loss, liability or expense, including reasonable attorneys’ fees, incurred by such Main Seller without gross negligence, bad faith or willful misconduct, for serving in the capacity of representative of such Respective Affiliate hereunder.

Section 10.16. Execution by Other Sellers. The Purchaser hereby acknowledges that the Other Sellers are not executing this Agreement as of the date hereof. This Agreement shall be binding on all parties that have executed this Agreement from the time of such execution, regardless of whether all Sellers have done so. Between the date hereof and the Closing Date, the Main Sellers hereby agree that they shall cause each Other Seller to execute a counterpart to this Agreement no later than the day prior to the Closing Date, agreeing to be bound as a Seller under this Agreement and authorizing NNC, NNL or NNI, as applicable, to act as its representative under Section 10.15 hereof.

Section 10.17. Obligations of the Sellers. When references are made in this Agreement to certain Sellers causing other Sellers or other Affiliate(s) to undertake (or to not undertake) certain actions, or agreements are being made on behalf of certain other Sellers or other Affiliates, “Sellers” for purposes of such clause shall be deemed to mean, respectively, NNI (in the case of a U.S. Debtor) and NNL (in the case of a Canadian Debtor other than NNC and a Non-Debtor Seller) and Affiliates of any Sellers shall in no event include any EMEA Debtors or their respective Subsidiaries.

Section 10.18. Limitation on Losses. Except as provided in Section 5.31 or except in the case of a Liability arising from a cash payment obligation due to a party in respect of which the party seeking set-off has received a final judgment in an Action or Proceeding in accordance with Section 10.6, no party shall be entitled to set-off any Liabilities or Losses under this Agreement against any amounts due to such party under any other agreement with the other parties or any Affiliate thereof. In no event shall any party be responsible or liable for any Losses that are consequential, in the nature of lost profits, diminution in the value of property, special or punitive or otherwise not actual damages.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have duly executed this Asset Sale Agreement as of the date first written above.

Nokia Siemens Networks B.V.

By:	/s/ Michael Matthews
Name:	Michael Matthews
Title:	Head of Strategy and Business Development

By:	/s/ Gerwin Zott
Name:	Gerwin Zott
Title:	Head of COO Legal

Nortel Networks Corporation

By:	/s/ Paviter S. Binning
Name:	Paviter S. Binning
Title:	Executive Vice-President, Chief Financial Officer and Chief Restructuring Officer

By:	/s/ Tracy S. J. Connelly McGilley
Name:	Tracy S. J. Connelly McGilley
Title:	Assistant Secretary

Nortel Networks Limited

By:	/s/ Paviter S. Binning
Name:	Paviter S. Binning
Title:	Executive Vice-President, Chief Financial Officer and Chief Restructuring Officer

By:	/s/ Tracy S. J. Connelly McGilley
Name:	Tracy S. J. Connelly McGilley
Title:	Assistant Secretary

Nortel Networks Inc.

By:	/s/ John Doolittle
Name:	John Doolittle
Title:	Vice-President